Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2017

March 14, 2018

EXPLANATORY NOTES

Unless otherwise indicated, the information contained in this annual information form is as of December 31, 2017, and unless the context otherwise requires, references to “The Stars Group”, the “Corporation”, “it”, “its” or similar expressions refer to The Stars Group Inc. and its consolidated subsidiaries. This annual information form should be read in conjunction with the information contained in The Stars Group’s audited consolidated financial statements and related notes for the year ended December 31, 2017 (the “2017 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2017 Annual MD&A”).

All references in this annual information form to “dollars”, “US$” and “$” are to U.S. dollars, references to “CDN$” are to Canadian dollars, references to “€” are to Euros and references to “£” are to British pound sterling. The Corporation has certain proprietary rights to certain company names, product names, trade names and trademarks used in this annual information form that are important to its business, including, without limitation, The Stars Group, PokerStars and those brands listed under the heading “Business of the Corporation—Overview”. The Corporation has omitted the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this annual information form. All other names and trademarks are the property of their respective owners.

Market data and certain industry data and forecasts included in this annual information form were obtained or derived from internal and market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Stars Group has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Stars Group has not independently verified any of the data from third-party sources, nor has The Stars Group ascertained the underlying economic assumptions relied upon therein. Similarly, industry forecasts and market research, which The Stars Group believes to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods of time. In addition, The Stars Group does not know what assumptions regarding general economic growth were used in preparing the third-party forecasts that are or may be cited in this annual information form. While The Stars Group is not aware of any inaccuracies in The Stars Group’s industry data presented herein, The Stars Group’s estimates that are based on the same involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors and Uncertainties” and elsewhere in this annual information form.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains certain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, statements relating to certain expectations, projections, growth plans, new or improved product introductions, market expansion efforts, and other information related to The Stars Group’s business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate.  Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

Actual results and developments are likely to differ, and may differ materially, from those anticipated by The Stars Group and expressed or implied by the forward-looking statements contained in this annual information form. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about:

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the ability of the Corporation to secure, maintain and comply with all required licenses, permits, approvals, and certifications to offer and market its products and services in the jurisdictions where the Corporation is currently doing business or intends to do business;

•	the anticipated regulation or prohibition of online gaming or activities related to or necessary for the operation and offering of online gaming in various jurisdictions;

•	the anticipated outcome of litigation involving the Corporation;
•	the overall business and economic conditions;
•	the potential financial opportunity of the Corporation’s addressable markets;
•	the potential financial opportunity of individual contracts signed by the Corporation with third parties;
•	the competitive environment;
•	the protection of the Corporation’s current and future intellectual property rights;
•	the ability of the Corporation to recruit and retain the services of its key technical, sales, marketing and management personnel;
•	the ability of the Corporation to develop commercially viable products and services as a result of its research and development (“R&D”) activities;
•	the expected taxes to be imposed on the Corporation’s revenue streams, including but not limited to, gaming duty and value-added taxes (“VAT”) on gaming revenue;
•	the ability of the Corporation to obtain additional financing on reasonable terms or at all;
•	the ability of the Corporation to integrate acquisitions and generate synergies;
•	the risks associated with advancements in technology, including artificial intelligence, and the risks associated with technology infrastructure, cyber security and cyber attacks; and
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the impact of new laws and regulations in Canada, the United States or any other jurisdiction where the Corporation is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online gaming products and services.

There can be no assurance that forward-looking statements will prove to be accurate as many factors could cause the Corporation’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressly or impliedly expected or estimated in such statements, including, without limitation, the factors discussed under “Risk Factors and Uncertainties”.  Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” and elsewhere in this annual information form and in the 2017 Annual MD&A, including under the headings “Caution Regarding Forward-Looking Statements”, “Limitations of Key Metrics and Other Data” and “Risk Factors and Uncertainties” therein, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this annual information form describe The Stars Group’s expectations as of March 14, 2018 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Jurisdiction of Incorporation

The Stars Group Inc. was originally incorporated under Part IA of the Companies Act (Québec) on January 30, 2004 under the name 9138‑5666 Québec Inc., and following a continuance under the Business Corporations Act (Ontario) (the “OBCA”) and name change from Amaya Inc. to The Stars Group Inc. effective August 1, 2017, is now a corporation governed by the OBCA. Since its incorporation, the Corporation has amended its articles on numerous occasions. The Corporation first amended its articles on May 14, 2007 to, among other things: (i) change its name to Gametronix Systems Inc.; and (ii) subdivide its Class A shares. On November 2, 2007, the Corporation amended its articles to change its name to “Amaya Gaming Group Inc.” On May 11, 2010, the Corporation amended its articles to, among other things: (i) create an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares; (ii) re-designate Class A shares as Common Shares on the basis of 1.7756 Common Shares for each Class A share; (iii) re‑designate Class G shares as Common Shares on the basis of 100 Common Shares for each Class G share; and (iv) eliminate all classes of shares except for Common Shares. The Corporation further amended its articles on each of July 30, 2014 and November 28, 2014 in connection with the Stars Interactive Group Acquisition (as defined below) to, among other things: (i) replace the then current class of authorized preferred shares with a new class of non-voting convertible preferred shares, called Class A Convertible Preferred Shares (the “Preferred Shares”); (ii) change the Corporation’s name to “Amaya Inc.”; and (iii) add certain provisions affecting the Common Shares to facilitate the Corporation’s compliance with applicable gaming regulations. On

August 1, 2017, the Corporation amended its articles through its current articles of continuance to, among other things: (i) change the Corporation’s name to “The Stars Group Inc.”; and (ii) continue the Corporation as a corporation governed by the OBCA.

The Corporation’s head and registered office address is 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario M5J 2J3, Canada, and the Corporation’s telephone number is +1 (437) 371-5742. The Corporation’s website address is www.starsgroup.com. The information contained on, or that can be accessed through, the Corporation’s website is neither part of nor incorporated by reference into this annual information form. The Corporation has included its website address in this annual information form solely as an inactive textual reference.

Intercorporate Relationships

The activities of The Stars Group are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of The Stars Group as at December 31, 2017, as well as their jurisdiction of organization. Each of the principal subsidiaries is wholly owned, directly or indirectly, by The Stars Group.

Name	Jurisdiction Where Organized
Stars Group Holdings B.V.	Netherlands
Rational Entertainment Enterprises Limited	Isle of Man
Rational Gaming Europe Limited	Malta
REEL Italy Limited	Malta
REEL Spain Plc	Malta

The Stars Group has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of The Stars Group’s consolidated assets or consolidated revenues as at and for the year ended December 31, 2017.

BUSINESS OF THE CORPORATION

Overview

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group’s gaming business is its primary business and source of revenue and currently consists of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the “Stars Interactive Group Acquisition”), and CrownBet Holdings Pty Limited and its subsidiaries and affiliates (“CrownBet”), in which it acquired a majority equity interest in February 2018.

Through its Stars Interactive Group division, which is based in the Isle of Man and operates globally, and CrownBet, which operates and is based in Australia, The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online (including desktop and mobile) real-money poker, casino and sports betting (also known as sportsbook) and play-money poker and casino. The Corporation offers these products and services under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group currently estimates that PokerStars holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. The Stars Group also estimates that its combined online casino, including PokerStars Casino, is currently among the world’s largest and fastest growing and currently has one of the largest active player bases among its competitors. The Stars Group also has an emerging sportsbook, BetStars, that is currently primarily focused on regulated jurisdictions within the European Union and a majority equity interest in CrownBet, which currently operates in the regulated Australian online sports betting market.

Online Poker

The Stars Group offers online poker primarily through its PokerStars and Full Tilt brands, including through its desktop client interface, and online and mobile offerings. While the brands are distinct, all poker customers currently play on the same PokerStars platform, improving liquidity and allowing the Corporation to focus R&D and operational resources on a single platform. Descriptions of these brands and their respective offerings are provided below.

PokerStars

PokerStars, which launched in 2001, is the world’s largest online poker site with an estimated significant majority of the market share of real-money online poker player liquidity in regions where it offers real-money online poker. PokerStars and its related brands (including Full Tilt) have millions of registered customers globally, supported in 16 different languages. In online poker, PokerStars provides desktop (including through its downloadable client interface), online and mobile offerings to its customers. Among PokerStars’ current real-money poker offerings are ring (or cash) games, including traditional games and fast-fold variants, such as Zoom, and tournament-style games, including scheduled multi-table game variants and sit and go variants (which are tournaments that do not have pre-assigned start times but rather begin when all the seats are filled), such as Spin & Go (which is a fast-paced sit and go with variable prize pools that can be multiples of the applicable buy-in). PokerStars’ poker product offerings are also currently varied among buy-in and limit amounts and types, as well as among numerous poker game variants (e.g., Texas Hold-‘Em, Omaha, Stud, Draw and mixed games). The Stars Group believes that PokerStars is home to some of the largest online poker events and the biggest weekly tournaments, both in terms of dollar amount and number of players, and has greater player liquidity and offers more daily tournaments than any other online poker site. More than 182 billion hands of poker have been dealt on PokerStars since inception, which is more than any other online poker site. PokerStars has set many records, including the largest number of players in an online poker tournament (more than 253,000), the largest prize pool awarded for a series of online tournaments (approximately $93.8 million), and the largest ever single online tournament prize (approximately $12.4 million). PokerStars’ mobile applications are currently among the most popular real-money poker applications on the iOS and Android platforms according to App Annie and Apple’s iTunes App Store and based on the number of downloads and overall customer ratings.

PokerStars also offers play-money and social poker through its desktop client and/or mobile applications, including through PokerStars.net, and its PokerStars Play, Solitaire Poker by PokerStars, Jackpot Poker by PokerStars and Casino Rush by PokerStars games, which are available on various online, mobile, social and television platforms and applications, such as Facebook, Apple’s iOS and Apple TV, Google’s Android and Amazon’s Kindle. Play-money and social poker involve playing poker games for play-money, or virtual currency, through free websites, social networks, or other mobile or television applications. Such “free-to-play” products are designed to create social interaction, engagement and competition, provide PokerStars with an additional customer acquisition channel, and globally promote the game of poker, and are monetized through advertising and the sale of play-money chips (although cash prizes are not awarded).

The Stars Group’s product development team continuously analyzes the data generated by its customers’ game play and social interactions, as well as customer feedback, to guide the creation of new content, features, games and game variants, and to enhance its platforms.  For example, following the launches of Rush in 2010, Zoom in 2012, Spin & Go in 2014 and Knockout Poker in 2016, The Stars Group continues to focus on developing new and innovative poker products and variants to attract new audiences (including those who may not have previously considered playing real-money poker games, such as play-money or social players and the video gaming community), reactivate inactive players with exciting new games, and continuously engage and retain existing active customers.  In 2017, PokerStars announced the beta launch of its PokerStars Power Up product, which is an innovative new variant of online poker that combines traditional poker with modern video games through the ability of the player to influence hands and change game play in a variety of ways.

The Stars Group believes it has a premier, scalable platform that diversifies its products and services both geographically and across verticals and as such, continuously works to enhance this proprietary platform. The Corporation has invested significantly in its technology infrastructure since inception to provide a positive, best-in-class experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product and service offerings. The Stars Group dedicates nearly all of its R&D investments to its online gaming business, which seeks to provide broad market applications for products and services derived from its technology base, and expects to continue investing significantly in R&D in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives).

The Stars Group also monitors and assesses its products and services, including through advanced business intelligence analytics regarding customer engagement and behavior, to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. This includes implementing policies and controls over the use of abusive technological tools and software, assessing pricing and incentives, and introducing improvements to product ecosystems. In particular, The Stars Group has implemented, and continues to implement, policies and controls to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. It has also made, and may continue to make, changes to its pricing and incentives to ensure that they align with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. For example, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers, and adjust the pricing on poker games and tournaments (also known as rake and tournament fees) on certain offerings (which resulted in an effective increase in pricing). Most recently, the Corporation launched the Stars Rewards program in July 2017, which is an integrated cross vertical loyalty program focused on improving customer engagement, retention and the player experience. The Stars Rewards program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. Stars Rewards gives players randomized prizes based on a number of factors, including the time passed since the player made his or her first real-money deposit, volume of play, player impact on the overall ecosystem, such as whether the player is a net-withdrawing versus net-depositing player, and product and game selection.

The Stars Group anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high-volume, net-withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Stars Group believes these initiatives have led and may continue to lead to an increase in net deposits (as defined in the 2017 Annual MD&A). The Stars Group has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for certain customers, bonuses and promotions, new poker products and services, R&D, and to help offset costs in the business, including gaming duties and other costs related to promoting the regulation of online gaming in various jurisdictions.

See also “Business of the Corporation—Business Strategy of the Corporation” and “Business of the Corporation—Technology Infrastructure and Research and Development”.

Full Tilt

Full Tilt, which launched in 2004, quickly became a popular online poker site by delivering what the Corporation believes was innovative and realistic online poker game play, which evolved from and was based on input from some of the world’s leading poker players. Prior to its migration onto the PokerStars platform in May 2016, Full Tilt served a global customer base of more than 23.9 million registered customers and had dealt more than 36.5 billion hands of poker on its proprietary software. Similar to PokerStars, under the Full Tilt brand customers can play both ring games, including traditional games and its fast-fold variants, such as Rush, and tournament-style games, including scheduled multi-table games and sit and go variants, such as Jackpot Sit & Go.

Online Casino and Sportsbook

In addition to pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem, and increased marketing campaigns in 2018, The Stars Group believes there are potentially significant opportunities for growth and diversification of revenues in the online casino and sportsbook verticals. The Stars Group believes that such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. The Stars Group continues to improve its online casino and sportsbook product offerings, including through mobile applications and other enhancements, expanding its game and sports portfolios and geographic reach, and launching external marketing campaigns.  In addition to online casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, and pursuing other interactive entertainment opportunities.

Casino

In January 2014, Full Tilt expanded its game portfolio by initially offering a variety of play-money table and casino games on its global online sites, including a range of single- and multi-player variations of blackjack and roulette, online slots and live dealer games. In November 2014, The Stars Group completed the introduction of play- and real-money casino games under the PokerStars brand to players in eligible markets, beginning with casino table games, single- and multi-player blackjack and roulette through the PokerStars desktop client interface. Throughout 2015, The Stars Group expanded its PokerStars online casino game offerings in certain markets to include live dealer games and slot machines as well as offering a limited selection of slot machines on its mobile applications, and in 2016, The Stars Group introduced the PokerStars Casino brand while adding a standalone mobile application for the brand, a “Vegas” tab, which provides access to additional slots, Millionaire’s Island, the Corporation’s first in-house developed progressive jackpot slot game, and additional tier-one slot games. In 2017, The Stars Group launched Stars Mega Spin, its second in-house developed progressive jackpot slot game with a $1 million jackpot guarantee, and just over 170 new slot games from industry-leading game studios.

Since the introduction of online casino, The Stars Group has focused on improving its casino offerings, including through the integration of more games across platforms and expanding their availability into new geographies, and on cross-selling its casino offerings to its existing online poker customer base. However, in addition to continued cross-sell efforts, the Corporation continued

measured external marketing efforts for its online casino, which it began in late-2016, to attract new customers and retain existing customers and expects to continue to do so throughout 2018.

While the Corporation continues to improve its product offerings, including by enhancing its mobile offering and expanding both its game portfolio and, to a lesser extent, its geographic reach, it estimates that its combined online casino, including PokerStars Casino, is currently among the world’s largest and fastest growing and currently has one of the largest active player bases among its competitors. Currently, approximately three quarters of The Stars Group’s aggregate real-money active unique poker customers are located in jurisdictions where its online casino offerings are available (primarily in Europe). To expand The Stars Group’s online casino offerings, it currently anticipates focusing on integrating additional casino games, including top performing slots and additional in-house developed games, expanding into certain additional jurisdictions, adding to its portfolio of unique and bespoke promotion tools,  improving its Stars Rewards cross-vertical loyalty program and its VIP treatment program and the overall customer experience, enhancing its mobile applications, and continuing its cross-sell efforts along with measured and targeted external marketing campaigns.

The Corporation also offers play-money and social casino through its desktop client and mobile applications, including through PokerStars, Jackpot Poker by PokerStars and Casino Rush by PokerStars, which are available on various online, mobile, social and television platforms and applications, such as Facebook, Apple’s iOS and Apple TV, Google’s Android and Amazon’s Kindle. Play-money and social casino involve playing casino games for virtual currency through free websites, social networks, or other mobile or television applications. Such “free-to-play” products are designed to create social interaction, engagement and competition, provide the Corporation with an additional customer acquisition channel and are monetized through advertising and the sale of play-money chips (although cash prizes are not awarded).

Sportsbook

Real‑money online sportsbook involves online wagering on certain sporting and non-sporting events using real-money. The Stars Group initially launched limited sports betting during 2015 and later announced the introduction of its BetStars brand in December 2015, under which it currently offers sports betting products and services that are currently primarily focused on regulated jurisdictions within the European Union.  Similar to real-money online casino, The Stars Group believes that real-money online sportsbook may attract new customers, primarily by cross-selling PokerStars customers to the BetStars brand, as well as acquiring new customers directly to the BetStars brand through external marketing.

Currently, almost two thirds of The Stars Group’s aggregate real-money active unique poker customers are located in jurisdictions where its online sports betting offerings are available (primarily in the European Union) through both online domains and dedicated iOS and Android mobile applications. To expand its offering in the future, BetStars intends to introduce innovative new betting products on the platform to distinguish the brand from competitors, such as the Spin & Bet product introduced in January 2016, which provides customers with the opportunity to potentially enhance their odds and potential payout, and expand into certain additional jurisdictions.  In 2017, BetStars announced the launch of its new mobile betting application across certain European Union markets, which was designed to enhance the overall user experience. The Stars Group intends to continue focusing on increasing its cross-sell to poker players and developing sportsbook as a strong secondary customer acquisition channel to poker by, among other things, improving the localization of its offering in certain European markets, improving the user experience, closing product gaps, enhancing its mobile applications, increasing marketing initiatives and utilizing unique promotional programs.

BetStars offers a range of betting options across dozens of sports, including football, tennis, basketball and horseracing, as well as specialty offerings such as eSports and poker. The brand also features a range of in-play betting options and exclusive offers and promotions.

The Corporation intends to leverage third-party services for certain features of its sports betting offering while it continues to control the payments, customer service, marketing and other key differentiating factors of the business.

In addition to BetStars, the Corporation acquired a 62% equity interest in CrownBet from Crown Resorts Limited (ASX: CWN) in February 2018. On March 6, 2018, the Corporation also entered into agreements to increase its equity interest in CrownBet from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd. (“William Hill Australia”), an Australian-based online sportsbook. See also “Business of the Corporation—Business Strategy of the Corporation” and the 2017 Annual Financial Statements and 2017 Annual MD&A.

Business Strategy of the Corporation

The Stars Group focuses on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that it expects will deliver sustainable, profitable long-term growth. To do this, The Stars Group seeks certain ongoing, principal strategic initiatives, including:

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Strengthening and Expanding its Products and Services and Creating the Best Customer Experience: The Stars Group currently intends to expand its current online gaming offerings through, among other means, the continued rollout and introduction of new and innovative poker offerings and marketing campaigns,  continued improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players), continued improvements to its customer loyalty program, Stars Rewards, the continued development and expansion of its online sports betting and casino products and services, and increased marketing for its BetStars brand to facilitate customer acquisition through a secondary channel. The Stars Group’s primary focus will continue to be on its core poker offerings, which are currently its primary customer acquisition channels and in which the Corporation believes it currently has a competitive advantage. However, through the continued expansion of its sports betting and casino offerings, The Stars Group expects to cross-sell to existing customers, attract new customers, and keep customer leisure time and spending within The Stars Group’s various products and services, all while implementing a consistent brand strategy across all three verticals. In addition, The Stars Group currently intends to selectively expand upon its current social gaming offerings and pursue other interactive entertainment opportunities. The Stars Group seeks to become a global market leader across its online gaming verticals through not only its comprehensive and innovative product offerings, but also its focus on creating the best customer experience in the industry, by concentrating on customer enjoyment, engagement and service as well as its dedication to responsible gaming, security, game integrity and transparency. Moreover, The Stars Group seeks to develop its products and services and the intellectual property underlying them by, among other things, (i) developing product enhancements and improvements, including with respect to the security of its technology and customer information, as well as new content and features to enhance the overall customer experience, (ii) expanding the flexibility of its product offerings and technology infrastructure to allow for customization and integration to address new markets and jurisdictional demands, including new niche markets, (iii) improving its product and service offerings and underlying software and technology platform to adapt to the rapidly changing nature of the gaming and interactive entertainment industries and to ensure customers are engaged in a safe, competitive and enjoyable environment, and that it is at the forefront of responsible and sustainable gaming, (iv) developing and reinforcing its machine learning and data analytics capabilities to support the foregoing and future growth, and (v) protecting its intellectual property in jurisdictions where it determines there are strategic or other benefits for doing so.

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Expanding its Geographical Reach and Promoting Regulation: The Corporation currently intends to expand its geographical reach by offering its products and services in certain additional jurisdictions, including through the promotion of the regulation of online gaming in new and emerging markets and potential partnerships or arrangements with existing operators or other third parties, including, without limitation, states within the United States, and certain countries within Asia, Latin America and Eastern Europe. The Stars Group currently expects that these and other jurisdictions may become significant growth opportunities. With respect to the United States, certain subsidiaries of the Corporation hold a transactional waiver authorizing them to conduct online gaming in New Jersey using the PokerStars and Full Tilt brands, and The Stars Group intends to seek approval to offer its online gaming products in certain other U.S. states if and when they regulate and establish an applicable licensing regime, including Pennsylvania, which passed legislation in late-2017 permitting certain online gaming within that commonwealth. The Corporation’s current strategy in Asia, including India, Latin and South America and Eastern Europe primarily seeks to promote brand awareness and market development through various gaming, non-gaming and land-based efforts, including, as applicable, establishing relationships with existing operators, the PokerStars sponsorship of brand ambassadors, and sponsored live events, the PokerStars LIVE branded poker rooms and the Corporation’s play-money offerings. The Stars Group also promotes shared liquidity for online poker in and across jurisdictions where it believes there would be a benefit not only to its business, but also to its customers, those jurisdictions and the overall online gaming industry. For example, in January 2018, the Corporation became the first online operator approved to offer a shared player pool between the locally licensed markets of France and Spain, and it intends to seek approval to enter into additional shared player pool markets in countries such as Italy and Portugal if and when they become available. The Stars Group’s overall strategy to expand its geographical reach includes, but is not limited to, (i) building relationships with governments and private operators, and (ii) working with regulators and government officials to implement regulations beneficial to its customers, the citizens of the regulating jurisdiction and the industry as a whole. See also, “Business of the Corporation—Regulatory Environment—Regulatory Strategy” below.

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Pursuing Operational Efficiencies:  Beginning in 2016, the Corporation launched its operational excellence program to review its expense structure and identify areas for improvement that it believes will enhance shareholder value.  So far, this program has resulted in rationalizing the Corporation’s operations, including consolidating and moving certain office locations. For example, during 2016 and 2017, certain office locations and departments, including in London, Sydney and

Dublin, underwent various adjustments and restructurings to reduce costs and increase efficiency and focus. In early 2018, the Corporation opened an office in Bulgaria, which is generally a lower cost jurisdiction to place qualified personnel, and intends to relocate certain business operations functions there beginning in 2018. The Corporation expects to continue to focus on further optimizing its operations to potentially achieve a higher level of efficiency, effectiveness and quality throughout the organization, including capital investments to further automate and improve the effectiveness of certain business processes.  The Corporation will also continuously assess and monitor the overall impact of these initiatives on its operations and performance throughout the year and expects to reinvest resulting savings into, among other things, R&D, and to help offset costs in the business, including gaming duties and other costs related to promoting the regulation of online gaming in various jurisdictions.

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Pursuing Strategic Transactions: In August 2014, The Stars Group completed the Stars Interactive Group Acquisition, which along with several previously announced divestitures of legacy businesses during 2015 and the divestiture of its non-core gaming investments in late 2017, transformed the Corporation into the leading online gaming company it is today. The Stars Group may pursue additional strategic acquisitions, partnerships or joint ventures to leverage its large customer base and further its strategy of long-term growth and to enhance shareholder value if appropriate opportunities arise, such as the Corporation’s previously disclosed acquisition of a 62% equity interest in CrownBet in February 2018 and its agreement to acquire an additional 18% equity interest in CrownBet and for CrownBet to acquire William Hill Australia. Pending any further strategic transactions, The Stars Group intends to continue its strategy of maximizing long-term shareholder value and pursuing sustainable, profitable growth, particularly through the growth and development of its core product offerings, online poker, casino and sportsbook.

Marketing Strategy and Revenue Model

Marketing Strategy

The Stars Group markets its brands, products and services through various platforms and channels, including, without limitation, various media outlets, sponsored live poker tours and branded poker rooms (which also generate nominal revenue), and endorsement agreements. Below is a general description of such platforms and channels. Although The Stars Group’s primary focus has been and currently is on online poker, it intends to begin increasing its focus and attention on marketing efforts that highlight its online casino and sportsbook offerings.

Media

The Stars Group has a multimedia approach that focuses on acquiring and retaining customers both online and offline for its brands, products and services. This multimedia approach includes, among other things, television programming and television advertisement campaigns, affiliate partnerships, digital advertisements and online campaigns, paid search optimization, various social media campaigns, including live-streaming, and other productions and content.

The Corporation broadcasts various televised poker programs and advertisement campaigns that run throughout the year at different intervals. Live poker tournaments are also filmed at various PokerStars sponsored events, including The Stars Group’s PokerStars sponsored tours, and broadcast as television shows in several countries. These sponsored live events are also broadcast online on various sites, including YouTube, Facebook, Twitch and PokerStars.tv. Other forms of television programs that the Corporation broadcasts include reality shows and poker-based dramas, which are developed and produced together with various production companies.

The Corporation also engages third-party search engine and online traffic optimization companies to increase the Corporation’s online presence and traffic to its websites. In addition, the Corporation employs various display campaigns through banner advertisements, social media campaigns, and paid-for placements in search engines. These campaigns are directed at both existing and new customers across all the Corporation’s platforms.

Poker Tours and Events

In addition to providing online and mobile gaming products and services, The Stars Group, through Stars Interactive Group, also sponsors some of the world’s largest live poker tours and produces televised or streamed coverage of such poker events.

PokerStars’ primary sponsored global live tours include PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. As the sponsor, PokerStars promotes the brand through each tour’s widespread television or other multimedia distribution. The live poker tours consist of a number of events operated by local casinos and are largely marketed through various media sources and news coverage. In 2017 alone, PokerStars sponsored tours included more than 1,200 tournaments, with more than 200,000 player entries, representing over 100 different countries and awarding more than $265 million in prize money, increasing the total prize money awarded at PokerStars sponsored live events since inception to more than $1.5 billion. In 2018, the Corporation expects the sponsored tours and events to visit various cities and countries, including Barcelona, Dublin, Lille, London, Macau, Manila, Marbella, Monte-Carlo, Nassau, Prague and Sochi.

Founded in 2004, the European Poker Tour is known in the industry as Europe’s most popular poker tour, and has staged and hosted successful tournament series across Europe. The European Poker Tour is filmed and widely televised in various countries throughout the world and, in 2017, was live streamed with over 16.8 million cumulative unique daily viewers. The European Poker Tour attracted more than 13,000 players from 80 countries and offered lucrative prize pools, totaling approximately €150 million in 2017. The Asia Pacific Poker Tour, which hosts events at luxury casinos throughout Australasia, started in 2007 and The Stars Group believes it helped expand the popularity of poker in Asia. The Asia Pacific Poker Tour is responsible for bringing the first major government-sanctioned real-money “Texas Hold-‘em” poker tournaments to certain Asian countries, including South Korea. Founded in May 2008, the Latin America Poker Tour brought world-class poker tournaments to locations such as Chile, Panama, Brazil, Peru and Uruguay, and attracted more than 2,400 players from 30 countries with a total prize pool of approximately $4.5 million in 2017. The PokerStars Caribbean Adventure, which was founded in 2004 on a popular Caribbean cruise ship, is held each year at the Atlantis Resort and Casino on Atlantis Paradise Island in the Bahamas. The PokerStars Caribbean Adventure is considered in the industry as one of the most popular poker events in the world and, since inception, has awarded more than $260 million in prize money. The PokerStars Caribbean Adventure has involved thousands of players since its inception, including hundreds of qualifiers each year from PokerStars sites, as well as various professional athletes and celebrities. In 2017, each of the European Poker Tour, PokerStars Caribbean Adventure, Asia Pacific Poker Tour and Latin America Poker Tour ran under the PokerStars Championship and PokerStars Festival names, but will return under their original names in 2018.

In late 2016, The Stars Group introduced PokerStars Festival, which is a sponsored live poker series that offers players a more recreational, relaxed atmosphere with lower buy-ins and greater prize pools and tours primarily throughout Europe, and in 2017, The Stars Group introduced PokerStars MEGASTACK, which also brings low buy-ins, but provides players with a more professional experience at entry-level tournaments held at live venues around Europe and the United States. In addition, in December 2017, The Stars Group launched the PokerStars Players No Limit Hold’em Championship, which is a $25,000 buy-in poker tournament that will be held in the Bahamas in January 2019 as part of the PokerStars Caribbean Adventure and will include $8 million in free tournament packages that The Stars Group will award to players throughout 2018 and an additional $1 million added by the Corporation to the winner of the tournament.

Branded Poker Rooms

The Stars Group also has marketing arrangements for branded live poker rooms, under the PokerStars LIVE name, at popular casinos in major cities around the world, including at the Hippodrome Casino in London, the Casino Barcelona in Barcelona and the City of Dreams Casino in Manila. The Corporation strives to enter into marketing arrangements for branded poker rooms at premier leisure and entertainment destinations around the world, particularly those that it believes have thriving gaming communities. These PokerStars LIVE branded rooms are operated by the local casino and adhere to the same global design concept but are tailored to the specific location, which in each case is developed by the Corporation along with a design agency, and is intended to provide a strong brand presence through common elements across each location.

Endorsement Agreements

The Stars Group endorses several ambassadors to promote its products and services, both at global and regional levels. These ambassadors include some of the most prominent professional poker players in the industry, sports stars and professional athletes, global celebrities, and friends of the brand who have a personal connection to or interest in poker, gaming or the Corporation’s brands in general. Each category is generally engaged to generate new customer participation and vertical growth as well as to enhance the customer experience and customer retention.

Revenue Model

The Stars Group’s revenue model for its core product offerings is based primarily on two main offerings, real-money games and play-money games. Nearly all of The Stars Group’s revenues during the year-ended December 31, 2017 were, and the Corporation expects its revenues to continue to be, generated by its real-money online gaming offerings. For the same time period, the significant majority of The Stars Group’s revenues were generated through the provision of real-money online poker offerings, followed by online casino and sportsbook offerings combined, in each case derived entirely by group entities based outside of Canada and predominantly from customers based in the European Union. Gaming revenue comprises almost the entirety of the Corporation’s reported gaming revenues, with the remaining reported revenues generated from certain related real-money gaming revenues, including currency conversion fees. For additional information, see the 2017 Annual MD&A and 2017 Annual Financial Statements.

The Corporation’s revenues can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including without limitation, the impact of seasonality and the Corporation’s gross win margin, as described below under “Business of the Corporation—Seasonality and Other Factors Impacting the Business”, and the other risks and uncertainties set forth in this annual information form and the 2017 Annual MD&A, including under the headings “Risk Factors and Uncertainties” hereunder and thereunder.

Real-Money Games

The Corporation’s current core real-money online gaming offerings are poker, casino and sportsbook, each with its own revenue model.

In poker, players play against each other in either ring games (i.e., games for cash on a hand-by-hand basis) or in tournaments (i.e., players play against each other for tournament chips with prize money distributed to the last remaining competitors) or variations thereof. The Corporation collects a percentage of each pot, or the rake, up to a capped amount in ring games and a tournament entry fee for scheduled tournaments and sit and go tournaments, and does not generally have any of its own capital at risk (with an exception being the Spin & Go product where the tournament prize pool is a randomly determined multiple of the buy-in). These amounts are then reduced by applicable VAT in certain jurisdictions and offsets (as described below) to arrive at revenue.

Online casino offerings typically include the full suite of games available in land-based casinos, such as blackjack, roulette and slot machines. For these offerings, the Corporation functions similarly to land-based casinos, generating revenue through hold, or gross winnings, as players play against the house, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at revenue. In online casino, the Corporation believes there is typically lower volatility from the statistical norm versus land-based casinos as there is generally a larger number of bets placed at small denominations.

Sportsbook involves customers wagering on certain sporting and non-sporting events, also referred to as turnover. Like casino offerings, the Corporation generates sportsbook revenues through hold based on a certain margin to ensure that the house has an advantage, and then these amounts are reduced by applicable VAT in certain jurisdictions and offsets to arrive at revenue.

Offsets for each vertical are the portion of gross revenue that the Corporation allocates to rebates, incentives and promotions, which are awarded as a result of game play or at the Corporation’s discretion, as applicable, though loyalty programs, free plays, sign-up bonuses, discounts, rebates, other rewards and incentives, and tournament overlays.  Offsets are generally used to acquire new customers and retain and reactivate existing customers.

Play-Money Games

Play-money gaming involves players receiving virtual currency for free, or paying a fee to receive additional virtual currency, which can be used to play certain gaming offerings. Play-money gaming is permitted in various jurisdictions that may not otherwise permit real-money gaming, including most of the states in the United States. In the future, the Corporation may also generate revenue from advertising through its play-money gaming offering. The Corporation’s current play-money game offering primarily consists of poker, including on PokerStars.net and FullTilt.net and through the social gaming brands PokerStars Play, Jackpot Poker by PokerStars and Casino Rush by PokerStars. In these circumstances, there are no cash prizes or other prizes for monetary value, and in most cases, all the player fees are passed to the Corporation as revenue, unless the games are played through social platforms, in which case the platform operator retains a certain percentage (typically 30%) for distributing the offering. The Corporation’s play-money games may be played through the desktop client interface or through online, television and mobile platforms, including on social gaming platforms.  The revenue for play-money is the sum of fees paid by customers (net of any percentage of the same retained by the particular platform operators), less applicable VAT in certain jurisdictions and certain promotional costs. The Corporation includes such revenue in its other gaming revenues.

Poker Tours and Events and Branded Poker Rooms

As described above, the Corporation sponsors certain live poker tours and events, uses its industry expertise to provide consultancy and support services to the casinos that operate the events, and has marketing arrangements for branded poker rooms at various locations around the world. The Corporation generates revenue from these sponsorships and marketing arrangements and includes such revenue in other gaming revenue.

Technology Infrastructure and Research and Development

The technology infrastructure used for The Stars Group’s online gaming business was designed to support its growth by having the flexibility and scalability to adapt and conform to the demands and changes in its products and services. The Stars Group’s product development philosophy is focused on continuous innovation in creating and improving its products and services. In addition, as the Corporation’s customer base grows, and the level of engagement from its customers increases, including on mobile devices, the

Corporation’s computing capabilities and power will need to expand. The Stars Group continuously develops its proprietary platforms, games and content, and has invested significantly in its technology infrastructure to ensure a positive experience for its customers, not only from an entertainment perspective, but most importantly with respect to security and integrity across business segments and verticals. To support The Stars Group’s strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems, including machine learning based real-time data analytics, led by an internal information security group with respect to various aspects of its technology infrastructure, including, but not limited to, application level security, information and payment security, game integrity, customer fund, information and data protection, marketing and promotion, customer support, responsible gaming and loyalty and VIP programs.

The Corporation also uses third parties to provide cyber security, including, without limitation, anti-virus software, network monitoring software, firewalls, penetration testing and similar protection. These security and integrity systems routinely review and evaluate attempted breaches of the Corporation’s infrastructure, as well as customer backgrounds, game play, financial and transactional activity and related risks through a variation of management systems, including, without limitation, “know your customer” and related background screening (which collects age and identity information, as well as monitoring against certain prohibited persons and other watch lists), location screening through geolocation and other software, deposit screening, abnormal game play and movement of funds detection, withdrawals screening, collusion detection, bots and artificial intelligence detection (which detects artificial intelligence-driven game play) and prevention (including through changing aspects of or enhancing current product offerings or innovating new variants), multiple account alerts, account restriction and ban detection and a safe mode system (which is based on a customer’s risk profile and limits access to high risk deposit methods). These systems also include controls that, among other things, (i) restrict the use of third-party software components, also known as third-party tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents and (ii) prohibit data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies.  The Stars Group’s technology infrastructure and software is also subject to rigorous management and certification process testing and meets applicable compliance and regulatory requirements in numerous jurisdictions.  See also “Regulatory Environment” and “Risk Factors and Uncertainties—Risks Related to Regulation” and “—Risks Related to the Corporation’s Intellectual Property and Technology.”

The Corporation’s R&D strategy seeks to provide broad market applications for products derived from its technology base. The Corporation’s R&D efforts are focused primarily on: (i) developing and delivering the Corporation’s pipeline of new products and services; (ii) revitalizing its existing product and services offerings through continued innovation; (iii) developing core technology and platforms for existing and future verticals; (iv) evolving the functionality, security and performance of its offerings and platforms; (v) continuously developing and extending the number of supported client platforms; (vi) developing infrastructure systems to provide the underlying support for the Corporation’s offerings, systems and platforms; (vii) providing a platform and tools for operations and marketing; and (viii) improving development and testing technologies. The Corporation also engages from time to time in longer term fundamental research and may do so in the future either directly or through the funding of third-party projects. The Corporation currently dedicates nearly all of its R&D investments to its online gaming business.

Markets and Customers

The gaming industry in general operates in a large, dynamic and growing global market with a variety of segments, including online (including mobile) and land-based poker, sports betting, casinos, bingo rooms, lotteries and other gaming mediums. According to gaming industry consultants, H2 Gambling Capital (“H2GC”), from 2003 to 2017, the combined global (including markets where The Stars Group does not currently operate real-money online gaming) interactive gaming verticals, including online real-money poker, casino, sports betting, horseracing, bingo, lotteries and skill-based and other games, have grown from approximately €6.6 billion to €40.5 billion in gross gaming revenues (“GGR”), defined as wagers or rakes plus bonuses, promotions, overlays and loyalty rewards, less prizes or winnings. Of this total, H2GC estimates that in 2017 alone, betting, i.e., racing and sports betting, comprised 50%, casino comprised 26%, state lotteries comprised 9%, poker comprised 6%, skill and other gaming and commercial lotteries comprised 5%, and bingo comprised 4%. H2GC estimates that the combined global interactive gaming GGR to grow to approximately €56.7 billion in 2022 (data as at February 8, 2018). This reflects a compounded annual growth rate (“CAGR”) of 7.0% from 2017 to 2022.

Online gaming operators take advantage of scale and technology to provide gaming to large networks of customers. Originating in the mid 1990’s, online gaming has grown steadily over time with improvements to technology, security and public sentiment coinciding with growth in national and local regulation of online gaming.

Set forth below is a general overview of the current market for the Corporation’s core verticals, i.e., real-money online poker, casino and sportsbook.

Online poker saw a rapid rise in popularity beginning in 2003 when Tennessee accountant Chris Moneymaker won the main event at the World Series of Poker, a prize of $2.5 million, after winning his entry in a $39 buy-in online satellite tournament on PokerStars. This rise in popularity saw global online poker grow significantly, notably in Europe and North America, until 2010. In 2011, two of the industry’s largest brands, PokerStars and Full Tilt, exited the U.S. market, where they held a significant majority of the online poker market share, impacting global poker player liquidity. Currently, The Stars Group does not offer its core real-money online poker offering in over 30 jurisdictions around the world, including the United States (except in the regulated market of New Jersey, and potentially in the near future in Pennsylvania). The Stars Group’s primary markets for real-money online poker include the European Union, certain other jurisdictions in the rest of Europe and the Americas (excluding the United States). Various industry data sources currently estimate that the United States still represents a potential growth opportunity for real-money online poker between 2017 and 2022, subject to more U.S. states regulating online poker, or online gaming or betting more broadly; currently, only New Jersey, Nevada, Delaware and Pennsylvania have, or recently passed legislation regarding, regulated online poker or online gaming. However, in recent years multiple states have considered or are currently considering proposed legislation to regulate online poker or online gaming, including Illinois, Michigan, New York, Massachusetts and California; while the Corporation currently believes more states will regulate online poker or online gaming in the future, there can be no assurance when this will happen, if at all.

Online casino has also seen rapid growth over the past decade, with GGR from the global market growing from €1.6 billion in 2003 to €10.6 billion in 2017 according to H2GC (such estimates include markets where The Stars Group does not currently operate real-money online casino). As online casino operators continue to expand content and increase product offerings, and more markets regulate online casino, H2GC forecasts GGR to grow to €15.1 billion in 2022, or at a CAGR of 7.4% from 2017 to 2022. According to H2GC, the majority of this growth is currently expected to come from Europe. The primary market for The Stars Group’s combined online casino offering is Europe, which comprised approximately 62% of the global online casino market in 2017 according to H2GC.

According to H2GC, online betting, comprising racing and sports betting, makes up the largest segment of the online gaming market at approximately €20.2 billion in GGR in 2017. As with online poker and online casino, according to H2GC, online sports betting saw significant growth from 2003 through 2016 as technology improved, e-commerce became more mainstream and national regulation of online betting grew (such estimates include markets where The Stars Group does not currently operate real-money online sportsbook). H2GC estimates online betting will continue to grow, with GGR reaching €27.4 billion in 2022, or at a CAGR of 6.3% from 2017 to 2022. The primary market for The Stars Group’s online sports betting offering is Europe, which comprised approximately 43% of the global online betting market in 2017 according to H2GC. See below under “Regulatory Environment—Regulation of the Corporation’s Business—Local Licenses and Approvals” regarding the potential future of sports betting in the United States.

For detailed information regarding the regulatory environment in which The Stars Group currently operates, The Stars Group’s current licenses and approvals, and The Stars Group’s current regulatory strategy, see “Regulatory Environment” below.

Seasonality and Other Factors Impacting the Business

The Stars Group’s business can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues from the Corporation’s operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In addition, changes to the Corporation’s Stars Rewards loyalty program have an impact on net gaming revenue, which could also cause fluctuations in The Stars Group’s business. In online sports betting, fluctuations can also occur around applicable sports seasons, with increased customer activity around notable or popular sporting events, and with respect to gross win margin (or the total customer wagers less customer winnings as a proportion of the total amount wagered). As such, prolonged periods of high gross win margin can negatively impact customer experience, enjoyment and engagement levels thereby resulting in lower customer wagering volumes on sports betting or other gaming verticals. Conversely, while periods of low gross win margin tend to negatively impact revenues, this may be mitigated to an extent by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-friendly results on customer experience, enjoyment and engagement. Notwithstanding, the impact on revenues may be mitigated by the positive or negative impact of gross win margins on customer wagering, which can fluctuate inversely with such margins.

As a result of the foregoing, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted The Stars Group’s historical results will repeat in future periods as The Stars Group cannot influence or forecast many of these factors. For other factors that may cause The Stars Group’s business and results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Risk Factors and Uncertainties” below, and the 2017 Annual MD&A.

Competition

The industries in which The Stars Group currently operates are highly competitive, constantly evolving and subject to regulatory and rapid technological change. The Stars Group faces significant competition in all aspects of its business and competes for customers with other online (including mobile) and land-based gaming and interactive entertainment developers and operators on the basis of many factors, including, without limitation, the quality of the customer experience, brand awareness, reputation, security, integrity and access to other distribution channels. Although the Corporation believes that it competes favorably, its competitors could develop more compelling products, services, content and offerings, which could adversely affect the Corporation’s ability to attract and retain customers. As the Corporation introduces new products, as its existing products evolve, or as other companies introduce new products and services or merge with competitors into larger entities, the Corporation may become subject to additional and/or more intense competition. The Stars Group’s competitors, whether known or unknown, may also take advantage of large user and customer bases and networks through social networks to grow rapidly. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business”.

There are multiple competitors specializing in offering online gaming and interactive entertainment products, including developers for online, mobile and social networks, operators of regulated online real-money gaming, live poker tournaments, developers for consoles and other platforms, and other forms of media, content and entertainment. For example, although the Corporation has and continues to be a significant market leader in online poker, and is seeing meaningful growth and revenue from its online casino, it is still in the relatively early stages of its entry into casino and sportsbook, where competition is significant and formidable. The Stars Group’s competitors range from small, localized companies to large multinational corporations in the jurisdictions where it conducts business. These competitors include, among others, bet365, William Hill, GVC (including bwin.party), Ladbrokes Coral Group (which is currently under agreement to be acquired by GVC), Paddy Power Betfair, 888 Holdings, Kindred Group, Betsson, Sky Betting & Gaming, Winamax, Jackpotjoy, Cherry, Mr. Green, LeoVegas and certain government operators and smaller operators in specific regions. Also, there is increasing competition with social and video gaming companies, such as Zynga, Playtika, the social gaming divisions of Sony, IGT, Scientific Games, Tencent, Penn National Gaming, PlayAGS, Aristocrat, Activision Blizzard (including King), and Riot Games, as well as interactive content and media companies, such as Netflix, which provide monetized interactive entertainment offerings that offer competition to real-money online gaming companies for time and wallet share of consumers.

The Stars Group’s ability to compete effectively with its competitors is based on a number of factors, including, but not limited to, its ability to (i) maintain its strong reputation among its customers and brand awareness throughout the world, (ii) maintain appropriate liquidity in online poker, and continue to grow its large customer base and customer engagement across existing and new verticals, (iii) provide comprehensive and varied gaming and entertainment offerings at competitive prices, (iv) provide a superior customer experience, including through appropriate responsible gaming policies and related customer support tools, promotions, incentives, features, customer protections, and best-in-class software development and back-office infrastructure, customer service, payment processing, security and integrity, as applicable, (v) develop products and offerings designed for distribution across multiple channels and to new, large audiences with superior functionality and efficient implementation, including through the use of innovative architecture and technologies that the Corporation believes will result in a higher degree of customer acceptance and player preference, and (vi) successfully promote the regulation of online gaming and maintain its existing and obtain new licenses or approvals to operate and offer online gaming in existing and new jurisdictions, as applicable. See above under “—Online Poker—PokerStars” for additional information regarding The Stars Group’s improvements in the poker ecosystem to benefit and attract recreational players and improve the overall customer experience.

Manufacturing and Supply Chain Management

The Corporation primarily develops and produces its products and services internally through, among other resources, internal engineering teams, software architects, internal network operations teams and production operations staff. The Stars Group’s development and production includes, without limitation, software development and quality assurance, hosting of software within the Corporation’s data centers and transit points of presence, development of network infrastructure and operations monitoring and maintenance of its products and services. The Corporation engages third parties to assist in development and production on an as-needed basis.

As applicable, the Corporation seeks to negotiate competitive pricing with its third-party service providers and suppliers, and generally believes that the availability of software, components and other supplies that it uses are adequate and can be sourced from more than one provider or supplier.

For additional information, see also “—Technology Infrastructure and Research and Development”, “—Human Resources” and “—Facilities”.

Intellectual Property Rights

The development and protection of intellectual property is a core part of the Corporation’s business strategy and a key element to its success. The Corporation believes that its intellectual property rights currently provide broad and comprehensive coverage for its products and services. The Corporation follows a policy and practice of protecting its intellectual property rights in its core business areas through a combination of patents, copyrights, industrial designs, trademarks and trade secret laws, and generally through contractual provisions with third parties who have access to or are otherwise involved in the creation, development or use of its intellectual property. These protections generally include non-disclosure and confidentiality policies and provisions and the use of appropriate intellectual property ownership and assignment provisions and restrictive covenant agreements with, among others, the Corporation’s employees, contractors, consultants, manufacturers, suppliers, customers and stakeholders. The Corporation actively seeks to protect and enforce its intellectual property rights to prevent unauthorized use by third parties, including through applications for injunctive relief and pursuing further litigation, as necessary.

In addition, the Corporation seeks to preserve the integrity and confidentiality of its data, trade secrets and know-how by maintaining the physical security of its facilities and the electronic security of its information technology systems. Measures taken by the Corporation to maintain confidentiality of its facilities and systems include the use of monitoring methods to prevent third-party or unauthorized employee access to confidential information and certain software, such as the underlying source code, as well as systems, practices and procedures designed to prevent unauthorized third-party or employee access to such information and software, such as restrictions on using USB devices and only permitting access to certain approved file-sharing sites. While the Corporation has confidence in these individuals, organizations and systems, the Corporation’s security measures may be breached, and legal recourse may not provide adequate remedies for any such breach.

The Corporation’s active intellectual property portfolio currently contains, among other rights, approximately 40 granted patents, 30 patent applications, 624 registered trademarks, 918 trademark applications, 15 industrial designs, 9 copyright registrations and 5 copyright applications. In addition, the Corporation currently owns approximately 4,628 domain names, as well as unregistered intellectual property, which includes copyright works, such as source codes, software codes, logos, audio-visual elements, graphics, original music, story lines, interfaces, advertisements, films and videos, copyrights and databases (including customer lists), unregistered trademark rights, confidential information and trade secrets. Issued and registered rights (and applications for such rights) are held by the Corporation in numerous jurisdictions around the world, including the United States, Canada, Europe, Russia, certain Latin American countries, China and certain Australasian countries. The terms and extent of protection afforded under the Corporation’s issued and registered rights or unregistered rights vary depending on the jurisdiction and, as applicable, the date of filing.

The Corporation’s patent strategy focuses on protecting novel elements of its technology design covering the principal jurisdictions where the Corporation currently carries on business and where it believes filing for such protection is strategically, commercially, technologically or otherwise, appropriate and beneficial. These elements include, among others, core design features, implementation technologies and inventions and developments of games, in each case, where possible. In addition to the granted patents mentioned above, the Corporation has pending patent applications in the United States and certain key commercial foreign countries, such as Canada and in Europe, and files new patent applications as and where it deems appropriate. The actual protection afforded by a patent depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the applicable jurisdiction.

In addition to patent rights, the Corporation has registered trademarks or trademark applications for, among other things, its primary brands, including The Stars Group, PokerStars, BetStars, Full Tilt, and related sub-brands, as well as its live poker tours in more than 40 jurisdictions around the world where the Corporation believes there is a commercial benefit for having such registrations. The Corporation continuously monitors its trademark portfolio and files new registration applications as and when it deems appropriate.

To complement the Corporation’s owned intellectual property, the Corporation has in the past and may in the future enter into brand licensing agreements with various third parties to develop product offerings based on their respective marks, characters and themes. The Stars Group believes that its use of licensed brand names and related intellectual property may contribute to the appeal and success of its products. These licensing agreements may be subject to various conditions and typically involve The Stars Group paying royalties to each licensor. Licensors also typically have the right to inspect and approve the use of licensed property.

The source code for the Corporation’s software is generally protected under trade secret law and confidential information law, as the case may be in a particular jurisdiction, as well as applicable copyright law. The Corporation recognizes, however, that effective protection may be limited or not available in some countries in which it offers its products and services. The Corporation licenses the use of its software to end-users, which may provide additional protection through the use of contractual provisions in the applicable license agreements. In particular, these licenses contain, among other restrictions, customary provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering and transfer of the Corporation’s licensed software and related intellectual property. Moreover, any licensing of the Corporation’s core intellectual property and brands is on what the Corporation believes to be strict licensing terms, with licenses being non-exclusive and limited in duration and scope.

The Corporation also seeks to protect its copyright works through either or both the registration of such works with applicable governmental authorities (where available and it deems registration strategically beneficial) and reliance on international treaties. The Corporation believes that such protection is adequate for its purposes in the jurisdictions in which it operates, or currently expects to operate in the near term. Similar to its other intellectual property rights, the Corporation continuously monitors its copyright portfolio and updates its policy regarding the registration of copyrights to seek the appropriate protection available under applicable laws.

In addition, the Corporation also enters into various types of licensing and transfer agreements related to technology and intellectual property rights. The Corporation enters certain of these agreements to obtain rights that may be necessary to produce and sell its products and services. The Corporation may also license its technology and intellectual property to third parties through various licensing agreements.

Notwithstanding the Corporation’s efforts to protect its intellectual property, the Corporation may not be successful in obtaining the patents, trademarks, industrial designs and other protections for which it has applied. The Stars Group’s granted patents and registered intellectual property rights and those that may be granted or registered in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit The Stars Group’s ability to stop competitors from marketing related products or services or the length of term of protection that The Stars Group may have for its products or services. Despite efforts to protect its proprietary rights, third parties may infringe on the Corporation’s intellectual property rights and in such situations the Corporation may be required to defend such rights. The defense of such rights may divert management’s attention to the business and involve a significant expense, and the Corporation may not be successful in defending its rights. In addition, others, including The Stars Group’s competitors, may be able to independently develop substantially equivalent intellectual property, and the rights granted to The Stars Group under any of its issued or registered intellectual property, or future rights, may not provide it with any meaningful competitive advantages against these competitors. See also “Risk Factors and Uncertainties” below.

Regulatory Environment

General

The development and operation of online real-money gaming in jurisdictions where a system of law and regulation has been developed to cover those activities is typically subject to extensive regulation and approval by various federal, state, provincial and foreign authorities (collectively, “gaming authorities”). Gaming laws generally require the Corporation to obtain licenses or a determination of suitability from the responsible gaming authorities. This typically covers each of the Corporation’s subsidiaries engaged in the regulated activities, certain of the Corporation’s directors, officers and employees and, in some instances, significant shareholders (typically, beneficial owners of more than 5% of a company’s outstanding equity, or lower in certain jurisdictions, such as Great Britain, where the threshold is 3% or more).

The term “gaming license” for the purposes of this annual information form refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

The criteria used by gaming authorities to make determinations as to the suitability of an applicant to conduct gaming varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities have broad discretion in determining whether an applicant should be found suitable to conduct gaming. Gaming authorities generally look to the following criteria when determining to grant a gaming license to an applicant: (i) the financial stability, integrity and responsibility of the applicant (including verification of the applicant’s sources of funding); (ii) the quality and security of the applicant’s online real-money gaming platform, hardware and related software, including the ability of that platform to operate in compliance with local regulation, as applicable; (iii) the past history of the applicant; (iv) the ability of the applicant to operate its gaming business in a socially-responsible manner; and (v) in certain circumstances, the effect on competition.

Gaming authorities may, subject to certain administrative proceeding requirements, (i) deny an application, or limit, condition, restrict, revoke or suspend any gaming license issued by them, (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action, (iii) demand that named individuals be disassociated from a gaming business, and (iv) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction.  However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is either punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) failure without reasonable cause to comply with any material term or condition of the gaming license; (iii) declaration or otherwise engaging in certain bankruptcy, insolvency, winding up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable anti-money laundering or terrorist financing laws or regulations; (vi) failure to meet commitments to players, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority, in its sole discretion, that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee.

Gaming authorities also have the right to investigate any individual or entity having a relationship to, or involvement with, the Corporation or any of its subsidiaries, to determine whether such individual or entity is suitable as a business associate of the Corporation. If any director, officer, employee or significant shareholder of the Corporation fails to qualify for a gaming license or is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, the Corporation may deem it necessary, or be required, to sever its relationship with such person, which may include terminating the employment of any such person or divesting any such person of any interest in the Corporation, as permitted under the redemption provision in the Corporation’s articles.

In addition, certain gaming authorities monitor the activities of the entities they regulate in jurisdictions other than their own in order to ensure that such entities are not conducting business elsewhere in a manner that might adversely affect their financial stability, integrity and responsibilities to comply with local laws.

As a regulated entity, the Corporation is subject to various conditions and requirements under its multiple gaming licenses.  Conditions of these gaming licenses vary by license type and jurisdiction.  Typical conditions generally include (i) adherence to the various laws and regulations to which the Corporation’s licensed entities are subject, (ii) maintenance of strong corporate governance standards, (iii) filing periodic reports with gaming authorities, and (iv) reporting of material adverse events affecting the Corporation’s business, including suspicious activity reports related to anti-money laundering and terrorist financing. The requirement to file periodic reports, as well as the contents and frequency of such reports, varies by gaming license.  If required, periodic reports generally must be filed quarterly or annually, and must contain certain information, metrics, details or audit findings related to revenues and other financial information, specific games or activities, anti-money laundering and terrorist financing activities, and information and data security.  Certain gaming licenses also require licensed companies to implement a system that grants the gaming authority real-time access to certain player-related data of the licensed company, thus enabling the gaming authority to perform audits or analysis at its discretion. For example, the Italian regulator requires a real-time interface to enable it to assess gaming duty.  Additionally, certain regulators, such as the Gambling Commission of Great Britain (the “Gambling Commission”), require licensed companies to file an annual assurance statement which provides the applicable gaming authority with information regarding matters such as significant changes in control systems, risk management and governance since the last assurance statement, how the licensed company is addressing problem and at-risk gambling, and any improvements that the licensed company plans to implement to its control systems, risk management and governance and/or its approach to addressing problem and at-risk gambling, including actions to address the National Responsible Gambling Strategy.

In addition, there are various other factors associated with its gaming operations that could burden the Corporation’s business, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as additional corporate tax, VAT payable on the Corporation’s costs or chargeable on a point of consumption basis on its revenue (which commercially cannot be passed onto the consumer), turnover taxes and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensee subsidiaries operate or otherwise offer their products and services. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties—Risks Related to Regulation” below. Further, as a public company the Corporation is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping and maintain strict compliance with various laws and regulations applicable to it.

Regulation of the Corporation’s Business

The Corporation, through certain of its subsidiaries, is licensed or approved to offer, including under third-party gaming licenses, its gaming products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, which is currently its primary market, North America and elsewhere. In particular, and as of the date hereof, PokerStars is the world’s most licensed online gaming brand, holding gaming licenses in 17 jurisdictions.

The Corporation views its gaming licenses in two categories: (i) jurisdictions where the relevant operating subsidiary of the Corporation has either obtained a local gaming license directly from the local gaming authority or where it offers the Corporation’s products under a third-party gaming license through a third-party relationship (for example, Belgium); and (ii) jurisdictions where its real-money online gaming products and services are offered pursuant to a “multi-jurisdictional” gaming license.

See also “Regulatory Environment—Regulatory Strategy” below.

Local Licenses and Approvals

Set forth below is an overview of certain of The Stars Group’s various local gaming licenses (including arrangements with third parties) covering the operation of its real-money online gaming offerings. Poker customers in certain jurisdictions, however, are permitted to participate in the Corporation’s shared-liquidity global player pool on its .com and .eu sites. Applicable gaming duty and/or VAT is payable on the Corporation’s revenue from online gaming offered through these local gaming licenses.

Australia

The Northern Territory Racing Commission (“NTRC”) is responsible for licensing, regulating and supervising gambling activities authorized under the Racing and Betting Act 1983 (NT) (“Racing and Betting Act”), including the conduct of a sports betting business. Holders of sportsbook licenses issued by the NTRC are permitted to provide sports betting services over the Internet to customers throughout Australia. Australian licensed sportsbooks can also provide services to persons located in New Zealand pursuant to the Gambling Act 2003 (NZ).

The NTRC conducts ongoing suitability and due diligence investigations in relation to its license holders, their shareholders and key management personnel. NTRC license holders are also required to comply with all relevant Australian state and territory laws as well as applicable federal legislation, including the Anti-Money Laundering and Counter Terrorism Financing Act 2006 (Cth).

On February 22, 2018, the NTRC conditionally approved the acquisition by a subsidiary of the Corporation of a majority interest in CrownBet, the holding company of each of CrownBet Pty Limited (“CrownBet OpCo”) and Draftstars Pty Limited (“Draftstars”).  The Corporation is also seeking the approval of the NTRC:

•	for the acquisition by CrownBet OpCo of William Hill Australia, the holding company of William Hill Australia Wagering Pty Ltd (“William Hill OpCo”); and

•	for the acquisition by a subsidiary of the Corporation of an additional interest in CrownBet.

Each approval is conditional upon, among other things, the NTRC successfully completing its suitability review of the Corporation and key personnel. Each of CrownBet OpCo, Draftstars and William Hill OpCo holds a license to conduct sports betting issued by the NTRC under the Racing and Betting Act. The licenses issued to each of CrownBet OpCo and Draftstars are valid through June 30, 2024, and the license issued to William Hill OpCo is valid through June 30, 2020. Other than as described above, the Corporation’s online real-money gaming products and services are not offered to persons physically located in Australia.

Belgium

The Belgium Gaming Commission (the “Belgian Commission”) is responsible for issuing gaming licenses for the operation of games of chance in Belgium, ensuring the proper supervision of these games and implementing any regulations promulgated under applicable law. Belgian law generally prohibits the operation of a gaming establishment or the offering of gaming in any form, in any place, or in any direct or indirect way, unless a license is granted by the Belgian Commission in accordance with Belgian law. A feature of the Belgian regime is that only land-based licensees may offer online gaming in the form of a supplementary product to the land-based gaming offerings, meaning that online gaming operators that do not also operate a land-based gaming business in Belgium typically need to enter into supply arrangements with an existing land-based licensee.

Gambling Management S.A., the owner and operator of Casino de Namur in Belgium, was granted a license to offer online gaming operated by a Maltese subsidiary of the Corporation through one of the Corporation’s domain names. The Maltese subsidiary is a provider of online gaming to Casino de Namur, which in turn offers such gaming to its customers in Belgium, and on April 20, 2011, it was awarded a Class E gaming license as a service provider to Gambling Management S.A. So long as the applicable license fees are paid, the Maltese subsidiary remains compliant with applicable licensure requirements and the license is not suspended, revoked or otherwise surrendered, the Corporation expects that the license will remain valid for 10 years with a renewal procedure available no later than 5 months prior to its expiration.

Bulgaria

In Bulgaria, the State Commission for Gambling (“Bulgarian Commission”) issues and maintains licenses for “gambling games” including online casino games. A license for organizing online gaming must explicitly state the intended gaming activity by the holder, and may not be transferred. Bulgaria requires that the licensee be registered in a European Union member state, another state signatory to the European Economic Area Agreement or in the Swiss Confederation. The licensee must also appoint an authorized representative with an address in Bulgaria, with the authority to represent the licensee before state authorities or Bulgarian courts. The Bulgarian Gambling Act also requires that certain communication equipment must be located in Bulgaria for reporting purposes.

On February 18, 2014, one of the Corporation’s subsidiaries was awarded a license to offer online poker and casino to Bulgarian residents. The license is valid for 10 years.

Czech Republic

Under the Act on Gambling Coll. 186/2016, the State Supervision of Gambling and Lotteries Department of the Ministry of Finance of the Czech Republic (the “MFCR”) maintains the licensing procedure for individuals and entities seeking to provide betting and online casino services to customers in the Czech Republic. The MFCR defines online casino services as “an internet game, the gambling participant shall play against the operator’s software-based gaming system or against another person mediated by that system.” Online casino games can include “Technical Games”, which are games of chance operated via a technical device directly handled by the bettor, such as slot reel games, and “Live Games”, which include roulette, card games and games operated in the form of a tournament.

On January 28, 2017, one of the Corporation’s subsidiaries was granted a six-year license to provide online casino and poker games to customers in the Czech Republic, which will expire on January 27, 2023. On October 4, 2017, this same subsidiary was granted approval from the MFCR to provide sports betting to customers in the Czech Republic, which will expire on October 3, 2023.

Pursuant to Czech anti-money laundering requirements, in order for customers to establish an online gaming account, customers must perform a face-to-face verification, which can be done at authorized “CzechPoints”, such as post offices in the Czech Republic.

Denmark

Under the Danish Gambling Act, the Danish Gambling Authority (the “DGA”) maintains the licensing procedure for individuals and entities looking to provide betting and online casino services to customers in Denmark. The DGA defines online casino services as “those where the player and operator do not meet physically, for instance where games are sold via the internet, telephone or television.” Online casino games can include roulette, blackjack, baccarat, punto banco, poker and “combination games”. A license to operate online casino services is valid for a term of five years. If the applicant has not yet obtained the required certifications for its gaming system through testing, the DGA will issue a fixed-term one-year license until such certifications are complete.

One of the Corporation’s subsidiaries renewed a five-year license to provide online casino and poker games that will expire on December 31, 2021 and was granted a five-year license to provide online sports betting that will expire on November 30, 2020.

Estonia

The Estonian Tax and Customs Board maintains responsibility for the issuance of “activity licenses” and “operating permits” for the supply of gaming and lotteries to customers in Estonia, and also acts as the gaming supervisory agency in Estonia.

The Estonia Gambling Act, RT I 2008, 47, 261 (the “Estonia Gambling Act”) was enacted to establish strict requirements for gaming operators, provide measures for the protection of players and reduce the negative consequences of gaming and its impact on society. “Remote gambling” under the Estonia Gambling Act is defined as “the organisation of gambling in a manner where the outcome of the game is determined by an electronic device and the player can participate in the game by electronic means of communication, including telephone, Internet and media services”.

On August 18, 2010, one of the Corporation’s subsidiaries was awarded an activity license, which became effective on August 23, 2010. Activity licenses are generally valid for an unspecified period of time. On September 20, 2010, that subsidiary was further awarded an operating permit for the organizing of games of chance in the form of remote gambling concerning one of the Corporation’s domain names. This operating permit, which was subsequently renewed in September 2015, is valid through September 21, 2020.

France

The Collège De L’Autorité de Régulation des Jeux En Ligne (the “ARJEL”) oversees gaming licensing with respect to customers in France. Act No. 2010-476 of 12 May 2010 authorized online gaming with respect to customers in France for poker and betting on sports, horse races and circle games. Each type of online gaming requires a separate gaming license. Government decrees and orders are also a part of the French regulatory system. The decrees and orders that the Corporation believes are relevant to its business, address, among other topics, changes of control, customer accounts and the licensing process. French regulation requires the submission of an annual certification audit, which is a technical and security audit relating to the hosting platforms that power the services provided under the applicable ARJEL gaming license.  Additionally, licensees are required to submit weekly financial reports to the ARJEL.

One of the Corporation’s subsidiaries renewed a five-year license granted by ARJEL for online poker games that will expire on June 24, 2020. On June 7, 2016, one of the Corporation’s subsidiaries was granted a five-year license by ARJEL for sports betting, which will expire on June 6, 2021.

On July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. On December 14, 2017, the Corporation’s subsidiary licensed by ARJEL received authorization to include French players into the merged player pools. On December 29, 2017, the Spanish gaming regulator, Dirección General de Ordenación del Juego (the “DGOJ”), signed a similar resolution authorizing pooled poker liquidity including Spanish players and the Corporation received its authorization on January 15, 2018. The Corporation’s relevant subsidiaries therefore inaugurated pooled Franco-Spanish poker gameplay on January 16, 2018.  The Corporation anticipates the necessary local authorizations from the gaming authorities in Italy and Portugal to permit players from those jurisdictions to join the Franco-Spanish pooled liquidity in the near future. See “—Italy”, “—Portugal” and “—Spain”, below.

Germany - Schleswig Holstein

The German state of Schleswig Holstein issued a gaming license to one of the Corporation’s subsidiaries pursuant to a state law adopted in 2012 that regulated and licensed online gaming. Although the law has since been repealed, the Corporation’s gaming license will remain valid until December 21, 2018. Under such gaming license, and only until the expiration date, which may not be extended, a Maltese subsidiary of the Corporation is licensed to offer poker games and certain casino games to customers in Schleswig Holstein.

Greece

In Greece, the Hellenic Gaming Commission (the “HGC”), in partnership with the Greek Ministry of Finance (the “Greek Ministry”) is responsible for regulating and supervising the online gaming industry. In 2011, the Greek government enacted new legislation relating to all forms of gaming (the “Greek Gambling Act”). Under the Greek Gambling Act, companies that have been licensed by the Greek Ministry through public tenders are authorized to offer online gaming. The Greek Gambling Act also allows for companies that hold gaming licenses in other member states of the European Union to apply for interim temporary licenses, which will remain valid until the formal licenses are awarded. The HGC issued twenty-four temporary gaming licenses under the Greek Gambling Act.

In November 2013, the Corporation partnered with Diamond Link Ltd., a Maltese entity (“Diamond Link”), to allow Greek customers to utilize the Corporation’s online gaming products. Diamond Link is one of the twenty-four temporary gaming license holders in Greece, and through the Corporation’s partnership, two of the Corporation’s websites operate under that authorization utilizing Diamond Link’s Maltese gaming license. In May 2017, a subsidiary of the Corporation purchased all the outstanding interests of Diamond Link, and maintains the temporary gaming license pursuant to which it allows Greek customers to utilize the Corporation’s online gaming products.

Ireland

In Ireland, sports betting services are regulated by the Betting Acts 1931 – 2015 and licensed through the Irish National Excise Licence Office. The primary suitability and probity requirement of the Irish authorities is that personal applicants for betting licenses as well as officers of corporate applicants must hold a “Certificate of Personal Fitness” issued by the Department of Justice and Equality as well as a “Tax Clearance” certificate.

In July 2015, a subsidiary of the Corporation received an online betting license from the Irish National Excise Licence Office to provide online sports betting to customers in Ireland. All Irish online betting licenses are valid for two years and commence and expire on the same dates, having been renewed as a class in June 2017 and therefore currently valid through June 30, 2019.

Poker and casino games are made available to persons in Ireland through the Corporation’s Maltese multi-jurisdictional gaming license (discussed below in more detail) pending the Irish government’s enactment of the more comprehensive gaming licensing regime based on the “General Scheme of the Gambling Control Bill” that has been stalled in the Irish legislature since 2013.

Italy

Currently, the Agenzia delle Dogane e dei Monopoli (the “ADM”), formerly known as L’Amministrazione Autonoma dei Monopoli di Stato, regulates gaming in Italy. All operators, both foreign and domestic, are required to obtain a gaming license from the ADM to provide online gaming products to residents in Italy. Applicants based in the European Economic Area (“EEA”), or those with their registered office within the EEA, are eligible for a license.

On December 17, 2010, a concession to operate, among other things, poker, casino and sports betting in Italy was awarded to one of the Corporation’s subsidiaries. This gaming license was supplemented in March 2011, and was set to expire on June 30, 2016. The Corporation filed a renewal application for the gaming license and is permitted to continue operating until the Corporation has had an opportunity to obtain a new gaming license (or renew its current gaming license) under the new licensing regime announced by the ADM on January 8, 2018. Under the new tender process, a maximum number of 120 gaming licenses will be awarded and will be valid until December 31, 2022. The deadline for submission of applications for an online gaming license is March 19, 2018. There can be no assurance that such new gaming license (or renewal) will be granted to the Corporation or any of its subsidiaries.

As noted above, on July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. The relevant subsidiaries of the Corporation commenced shared poker liquidity involving French and Spanish players on January 16, 2018 but the necessary ADM authorization for the addition of Italian players has not yet been finalized.

Portugal

Under the Online Gambling and Betting Legal Regime, approved by Decree Law No. 66/2015, the Serviço de Regulação e Inspeção de Jogos, or the Gambling Inspection and Regulation Service, is responsible for the control, inspection and regulation of gambling activities, including through any electronic, computer-based, telematic or any other interactive means (i.e., online gaming). Portuguese regulation requires the submission of monthly financial reports regarding, among other things, customer liability information and gaming duty reporting.

On November 25, 2016, one of the Corporation’s subsidiaries was granted a three-year license to offer certain online poker and casino games to customers in Portugal, which will expire on November 24, 2019.

As noted above, on July 6, 2017, the gaming authorities of Portugal, Spain, France and Italy signed an agreement in Rome providing for online poker liquidity to be pooled across all four jurisdictions. This concordat has taken some time to implement as it depends upon each jurisdiction issuing local clearance for its players to take part. The relevant subsidiaries of the Corporation commenced shared poker liquidity involving French and Spanish players on January 16, 2018 but the necessary Gambling Inspection and Regulation Service authorization with respect to the relevant subsidiaries of the Corporation for the addition of Portuguese players has not yet been finalized.

Romania

In Romania, the Oficiul National pentru Jocuri de Noroc (the “ONJN”) issues and maintains licenses for online gaming. In August 2015, one of the Corporation’s subsidiaries was awarded an interim gaming license by the ONJN to offer online casino, poker and sports betting to customers in Romania. The interim gaming license was valid for one year and on August 12, 2016, the ONJN awarded the Corporation’s relevant subsidiary a full license for organizing remote gambling games, which is valid for ten years and allows such subsidiary to provide online poker, casino and sports betting to customers in Romania. The gaming license is subject to an annual reauthorization by the ONJN, which is based on a review of the licensee’s compliance with the applicable license requirements and conditions.

Spain

In Spain, gaming is traditionally regulated by each of the seventeen autonomous regions. Spain’s Gambling Act (the “Spanish Gambling Act”) became effective on May 29, 2011, in order to, among other things, regulate online gaming nationwide. The Spanish Gambling Act covers “gaming operations through electronic, interactive, and technological means” including the internet, television, mobile phones and land lines. The types of gaming activities controlled under the Spanish Gambling Act include sports betting, horse racing betting, raffles, competitions and “other games”, which includes poker and casino games. The DGOJ is responsible for enforcement of the Spanish Gambling Act and has sanctioning authority.

The Spanish Gambling Act establishes two categories of gaming licenses: general and single, as well as a permit for offering occasional games. A “general license” is required to offer certain types of betting games, raffles and games categorized as other games. General licenses are valid for a ten year term, and may be renewed for additional ten-year periods. The DGOJ offers general licenses through a competitive and public tendering process. The Gambling Act requires applicants to apply for provisional registration in the General Register of Gambling Licenses prior to requesting a call, or public notice of application, for a general license. The Gambling Act grants the DGOJ the authority to restrict the number of licenses awarded for each type of game based on public interest and whether a company requests a call, in each case allowing the DGOJ to control the license review and authorization process. If the number of licenses for a particular type of game is restricted, the licenses offered during that call are not automatically renewable.

On June 1, 2012, one of the Corporation’s subsidiaries was granted a general license for the development and operation of games in the other games category and a “singular license” for the offering of online poker. The same subsidiary is also authorized to conduct the advertising, sponsorship and promotion of the games authorized by the gaming licenses. The general license is valid for a ten-year term, and the singular license is valid for a five-year term and has been renewed through June 1, 2022. This subsidiary has also been granted singular licenses for blackjack, roulette and sports betting and a general license for sports betting. The gaming licenses for blackjack and roulette expire on February 2, 2021. The singular and general sports betting licenses expire on June 2, 2025 and June 2, 2020, respectively.

On January 15, 2018, the Corporation’s subsidiary licensed by the DGOJ received authorization for shared liquidity permitting it to offer merged player pools comprising players from Italy, Portugal and France. Pooled tables between Spanish and French players were launched accordingly on January 16, 2018. The Corporation is awaiting the necessary local authorizations to enable the addition of Italian and Portuguese players. For additional information, see “—France”, “—Italy” and “—Portugal” above.

United Kingdom

Gaming with respect to customers in Great Britain (England, Scotland and Wales, but excluding Northern Ireland) is regulated by the Gambling Act 2005 (the “2005 Act”). The 2005 Act established the Gambling Commission as the regulator that is responsible for granting licenses to operate gaming as well as overseeing compliance with applicable law and regulation. In 2014, the Gambling (Licensing and Advertising) Act 2014 was passed by the United Kingdom Parliament, which required all remote gambling operators serving customers in the United Kingdom and advertising in the United Kingdom to obtain a license from the Gambling Commission. On November 1, 2014, one of the Corporation’s subsidiaries obtained a “continuation” (i.e., interim) license issued by the Gambling Commission, and on March 18, 2015 a full operating license was issued along with the separate software and “key personnel” individual licenses. So long as the applicable license fees are paid and the British license is not suspended, revoked or otherwise surrendered, the Corporation expects that the license will remain valid indefinitely.

British regulations require licensed companies to file quarterly returns as well as a more extensive “annual assurance statement” to provide the Gambling Commission with information regarding matters such as significant changes in control systems, risk management and governance since the last assurance statement, how the licensed company is addressing problem and at-risk gambling, and any improvements that the licensed company plans to implement to its control systems and risk management and governance and/or its approach to addressing problem and at-risk gambling, including actions to address the National Responsible Gambling Strategy.

United States

Generally, intrastate online gaming is lawful in the United States provided the relevant gaming complies with the Unlawful Internet Gambling Enforcement Act and the particular state has enacted legislation or otherwise properly authorized the same. Further, the Federal Wire Act of 1961 (the “Federal Wire Act”) makes it unlawful to use electronic communications to make interstate bets or wagers, or transmit information that assists in making such bets or wagers, on any sporting event or contest. In December of 2011, the United States Department of Justice (the “DOJ”) issued an opinion from its Office of Legal Counsel indicating that it is the official opinion of the DOJ that the Federal Wire Act “prohibits only the transmission of communications related to bets or wagers on sporting events or contests. More specifically, “interstate transmissions of wire communications that do not relate to a ‘sporting event or contest’ [. . .] fall outside of the reach of the Wire Act.” Pursuant to this guidance, the legislatures of New Jersey, Nevada, Delaware and Pennsylvania authorized intrastate online gaming, provided that the gambling does not concern a sporting event or contest.

On September 27, 2017, New Jersey joined the Multi-State Internet Gaming Agreement (the “MSIGA”), which was previously entered into between Delaware and Nevada.  This agreement permits New Jersey, Nevada and Delaware to share liquidity among players in both online poker and certain online casino games.  Under the MSIGA, customers can only access online gaming sites that are licensed by the state in which they are located, i.e., Nevada residents can play online games on sites licensed in Nevada.  The MSIGA sets forth certain minimum standards that each state is expected to have in place, including common standards in the regulated gaming industry, such as age and identity verification, anti-money laundering and related protocols, data security, and other measures intended to assure the integrity of wagering conducted pursuant to the MSIGA.  The Corporation believes MSIGA is intended to be expanded beyond its current membership of New Jersey, Nevada and Delaware.

On December 4, 2017, the United States Supreme Court (the “Supreme Court”) heard oral arguments in Murphy v. National Collegiate Athletic Association (formerly known as Christie v. National Collegiate Athletic Association), No. 16-476, related to the constitutionality of the Federal Professional and Amateur Sports Protection Act (“PASPA”).  PASPA prohibits a state from “authorizing by law” any form of sports betting.  Under the current case before the Supreme Court, the State of New Jersey repealed its criminal prohibitions on sports betting to the extent such prohibitions applied to casinos and racetracks.  New Jersey’s position is that such a law did not run afoul of PASPA because it did not amount to the “authorization” of any form of sports betting.  Although there can be no assurance as to timing or outcome, the Supreme Court is expected to rule on this matter in or before June 2018.  One potential outcome could be the Supreme Court striking down the PASPA prohibition resulting in potential state authorization of sports betting.  Regardless of the Supreme Court’s decision regarding PASPA, sports betting in the United States may be subject to additional laws, rules and regulations, including those discussed in this annual information form.

More detail on the regulatory framework in New Jersey, where the Corporation currently holds a transactional waiver, is provided directly below.

New Jersey

The provision of online gaming, and other aspects of casino gaming in New Jersey, are subject to the requirements of New Jersey Casino Control Act (the “NJ Act”) and the regulations promulgated thereunder. Under the online gaming legislation, third-party companies may provide services to casino licensees to facilitate the conduct of online gaming, including website hosting, and the provision of game content. Such service providers must first obtain a casino service industry enterprise (a “CSIE”) license. The New Jersey Division of Gaming Enforcement (the “NJ DGE”) has the responsibility to investigate all license applications and to prosecute violations of the NJ Act.

Due to the length of investigative time prior to issuing of a plenary CSIE license, the New Jersey regulations allow a CSIE applicant to petition the NJ DGE for a transactional waiver, which allows a CSIE applicant to conduct business with a casino licensee prior to the issuance of a license at the discretion of the NJ DGE and subject to certain conditions.

Certain subsidiaries of the Corporation were issued an initial six-month transactional waiver on September 30, 2015 in relation to an agreement entered into with Resorts Casino Hotel in Atlantic City, New Jersey through Resorts Digital Gaming, LLC, the interactive affiliate of Resorts Casino Hotel, to conduct online gaming in the state.  Additional six-month renewal transactional waivers have been granted to these subsidiaries to continue operations with the most recent transactional waiver granted on September 30, 2017 and valid until March 30, 2018. The transactional waiver may be renewed in six-month intervals until a full, five-year license is issued; there can be no assurance that such a license will be issued. The transactional waiver contains certain conditions, including, without limitation, prohibiting certain individuals from having any relationship with the Corporation and informing the NJ DGE of various actions of such individuals, providing the NJ DGE with notice of certain corporate actions and copies of records relating to the same, and providing certain inspection rights to the NJ DGE.  In connection with the initial grant of the transactional waiver, the Corporation was also required to escheat certain funds to the State of New Jersey and separate certain individuals from employment.

Multi-Jurisdictional Licenses

The Corporation, through certain subsidiaries, holds gaming licenses in Malta and the Isle of Man, which are often referred to as “multi-jurisdictional” or “point-of-supply” licenses (as opposed to the local, territory-specific or “point-of-consumption” licenses detailed in “—Local Licenses and Approvals” above). These multi-jurisdictional licenses are used by the Corporation’s various subsidiaries to supply the Corporation’s online gaming products to persons located in jurisdictions where the Corporation does not possess a local, territory-specific or point-of-consumption gaming license authorizing the same.

Where online gaming products hosted on Maltese or Isle of Man servers pursuant to the relevant multi-jurisdictional licenses are made available by the Corporation for online usage by customers in other jurisdictions it is done on the basis of the well-established general principle of e-commerce and Internet law that deems the provision of online products and services to take place where the operator’s server and/or the operator itself is established and located. This principle is widely relied upon by online gaming operators as well as by many other e-commerce businesses.

Accordingly, the Corporation relies on the fact that its supply of online gaming products and services is lawfully licensed or approved within the jurisdiction of origin (i.e., Malta or the Isle of Man) as the rationale for the Corporation’s lawful offer of gaming products and services to other jurisdictions where either: (i) such other jurisdictions have not established a regulatory and licensing framework for online gaming, (ii) the availability to citizens of online gaming hosted outside its jurisdictional boundaries is not clearly prohibited by the law of the jurisdiction, or (iii) the local laws of such other jurisdiction lack extra-territorial effect, including where local law is contrary to any supra-national law from which the Corporation benefits (which, for example, is the position in European Union member states such as Germany, where domestic law is widely held to be incompatible with the basic principles of European Union law).

Where, however, any jurisdiction has enacted local domestic laws that clearly prohibit the availability to citizens of online gaming products hosted abroad, and where it is clear that such local domestic law has extra-territorial application to the Corporation to the extent that the principle of extra-territoriality described above is clearly overridden, the Corporation will take technical and administrative measures aimed at preventing persons from the relevant jurisdictions accessing the Corporation’s gaming products. For additional information, see below under “—Regulatory Strategy”.

Set forth below is an overview of the Corporation’s multi-jurisdictional licenses.

Isle of Man

Under the Online Gambling Regulation Act 2001, the Isle of Man Gambling Supervision Commission (the “GSC”) maintains responsibility for the regulation and supervision of all online gaming activities in the Isle of Man, and for the investigation of the character and financial status of any person applying for or holding a license in connection with online gaming. The GSC is authorized to grant a license to conduct online gaming to a company if the GSC is satisfied: (i) that the company is under the control of persons of integrity; (ii) as to the beneficial ownership of the share capital of the company; (iii) that the activities of the company are under the management of persons of integrity and competence; and (iv) that the company has adequate financial means available to conduct online gaming. Licenses are generally valid for a maximum of five years. The GSC may revoke a gaming license if the licensee fails, at any time, to meet any of the initial licensure requirements. The GSC may suspend or revoke a gaming license if the holder of the gaming license or designated official is convicted of certain offenses, or is convicted “by a court in any country or territory in the world of an offense punishable (in that country or territory) in the case of an adult by custody for an unlimited period or a term of two years or more.” Gaming licenses may also be suspended or revoked for other reasons, including the failure to pay required fees or failure to comply with license conditions or obligations.

One of the Corporation’s subsidiaries holds a gaming license issued by the GSC allowing the Corporation to provide poker, casino and betting products and services. The license was renewed on March 10, 2014 and expires on March 9, 2019. Gaming duty is payable in the Isle of Man on the Corporation’s worldwide gaming revenue. With respect to online gaming offered under this license to customers in certain other jurisdictions, such as Switzerland, the Corporation also pays applicable gaming duty or VAT in those jurisdictions.

With the exception of the United States, outside the European Union, the Isle of Man license granted to one of the Corporation’s subsidiaries generally permits the licensee to accept customers in various jurisdictions around the world where domestic laws do not clearly prohibit the availability to citizens of online gaming products hosted abroad, and where it is clear that such local domestic law has extra-territorial application or where there is no national regulatory and licensing system that specifically requires licensure by foreign operators.

Russian Federation

For example, the Corporation’s online poker and casino products are currently accessible in Russia pursuant to its Isle of Man gaming license. Federal Russian Law No.244-FZ (“Law 244”) limits the operation of gambling activities in the territory of the Russian Federation but it is not clear whether offering online gaming from websites and servers established outside of Russia is considered as an activity taking place “in Russia”. Russian courts have generally taken a very narrow approach to the extra-territorial application of Russian law, including Law 244. In certain Internet service provider blocking cases the Russian courts determined that it would not be possible to take direct enforcement action against companies outside of Russia and that operators of foreign online gaming websites cannot be held liable in accordance with Russian law because they do not operate in Russia and Russian courts do not have jurisdiction over them. In 2017, the Corporation sponsored the PokerStars Championship Sochi, which included dozens of events with a centerpiece 150 million RUB (approximately $2.6 million) guaranteed main event, the largest guaranteed prize pool event in Russian poker history.

In November 2017, Russian President Putin signed a bill into law that introduced financial blocking measures in Russia for offshore gambling services (the “Financial Blocking Bill”), enforcement of which is expected to start on May 25, 2018 (provided that the necessary government ordinances have been drafted by then). Although the Financial Blocking Bill does not clearly specify enforcement measures, the Corporation expects that measures to block certain transactions using domestic credit and debit cards will be implemented and that certain offshore payment processors and gambling companies will be “blacklisted”, which may cause locally licensed banking institutions to cease conducting business with such payment processors and gambling companies.  The Corporation is currently monitoring and assessing the potential impact and disruptions to its business that may be caused by the Financial Blocking Bill and engaging in various activities that it believes may mitigate the potential impact of the Financial Blocking Bill. Nevertheless, the Financial Blocking Bill could materially adversely affect the Corporation’s business, results of operations and financial condition.

Canada

In Canada, gaming regulation exists in a type of shared jurisdiction between the federal government of Canada and the provincial and territorial governments across the country. At the federal level, the Canadian Criminal Code contains provisions that both prohibit and allow certain types of gambling activity. Each province has the exclusive jurisdiction and power to regulate and offer or further restrict, within its borders, gambling activity.

Part VII of the Criminal Code establishes a number of offences related to gaming, betting, and lottery schemes, and also sets out a number of exemptions. The applicability of the various Criminal Code offences depends to a great extent on the nature of the specific gaming or betting activity itself, ancillary and related activities, and the extraterritorial limits of the Criminal Code. The Criminal Code does not specifically contemplate online gambling. The relevant provisions of the Criminal Code prohibit: (a) keeping a common gaming house (which requires a specific physical location); (b) betting activities; (c) games of pure chance; or (d) traditional gambling.

The Corporation, aided by input from external legal advisors and the Corporation’s Compliance Committee (as defined below), has formed the reasoned view that Part VII of the Criminal Code does not prohibit peer-to-peer online poker services, which are currently the Corporation’s only real-money services accessible in Canada. Although no Canadian court has yet considered this question, the Corporation holds this view because, among other reasons: (a) online poker does not take place in a specific physical location; (b) playing poker constitutes gaming and not “betting”; (c) poker is a game of skill with some element of chance and (d) online poker, where the stakes are won and lost between the players who participate directly in peer-to-peer interactions around a virtual table, is not “traditional gambling” where players compete against the house. As such, the Corporation does not currently hold or believe that it is required to hold a gaming registration or license in any Canadian jurisdiction with respect to its online peer-to-peer poker offering. In this regard, a number of prosecutions have been brought by the Canadian authorities in relation to gaming, but these are understood to have involved physical gaming operations based within the jurisdiction. A different interpretation of the Criminal Code may be adopted by a court of competent jurisdiction, which could have a material adverse effect on the Corporation’s business, financial condition and operating results.

Brazil

In addition, in Brazil, Article 50 of Decree Law 3688/1941 (“Article 50”) prohibits certain types of gaming activities.  The law defines gaming as games in which the gain or loss depends on luck. There have been several judicial opinions, administrative opinions, and other reports and legal opinions holding that poker is a game of skill, and accordingly, that poker is not prohibited under Article 50. While there have also been conflicting views, the consideration of poker as a game of skill appears to be the majority view in Brazil and the Brazilian Sports Ministry has also recognized poker as a “sport”.  Further, it is not clear whether the restrictions set forth in Article 50 apply to online gaming supplied into the jurisdiction from offshore as the law does not mention Internet gaming and there are no specific laws or regulations concerning Internet gaming.  The Corporation also believes that Brazilian law may take a narrow approach to the extra-territorial effect of Brazilian law with respect to the Internet. A different interpretation of Article 50 may be adopted by a court of competent jurisdiction, which could have a material adverse effect on the Corporation’s business, financial condition and operating results.

Switzerland

With respect to Switzerland, the Corporation has been advised that, in the absence of any territorial connection to Switzerland, a foreign gaming operator cannot be liable for breach of gaming regulations under Swiss law. To the Corporation’s knowledge, as of the date of this annual information form, the Swiss authorities have not sought to initiate any enforcement actions against offshore gaming operators. The Corporation therefore relies on certain arguments on the lack of extra-territorial applicability and enforceability of Swiss law to support its continued offering of its online gaming products to customers located in Switzerland pursuant to its multi-jurisdictional licenses. In addition, the Corporation continues to pay applicable gaming duty or VAT on its online gaming offerings in Switzerland.

Malta

Under the Maltese Lotteries and Other Games Act 2001 and the Remote Gaming Regulations (S.L. 438) (collectively, the “Maltese Regulations”), the Malta Gaming Authority (the “Maltese Authority”) regulates all aspects of gaming in Malta. Pursuant to the Maltese Regulations, any person who operates, promotes, sells, supplies or manages interactive gaming in or from Malta must obtain the appropriate license from the Maltese Authority. The Maltese Authority issues four classes of Remote Gaming Licenses: (i) a Class 1 Remote Gaming License which is a remote gaming license; (ii) a Class 2 Remote Gaming License - remote betting office license; (iii) a Class 3 Remote Gaming License - license to promote and/or abet remote gaming from Malta; and (iv) a Class 4 Remote Gaming License - license to host and manage remote gaming operators, excluding the licensee. The above-referenced licenses or an authorized equivalent from a European Economic Area jurisdiction approved by the Maltese Authority are required to operate, promote, sell or abet Internet gaming in or from Malta.

Two of the Corporation’s subsidiaries hold an aggregate of 11 gaming licenses issued by the Maltese Authority, including Class 1, Class 2, Class 3 and Class 4 licenses, which enables such subsidiaries to offer all respective products and services listed above. Absent any renewals or extension under the terms of the governing licensing agreements, the Class 1 license is set to expire on November 13, 2019, the Class 2 license is set to expire on January 20, 2020, the Class 3 license are set to expire on December 22, 2021 and the Class 4 license is set to expire on December 22, 2021.

Gaming duty is payable in Malta on the Corporation’s revenue from online gaming offered through these gaming licenses. With respect to online gaming offered under these gaming licenses to customers in certain jurisdictions such as Germany (other than Schleswig-Holstein) and Ireland (poker and casino), the Corporation also pays applicable gaming duty or VAT in those jurisdictions on some or all of the online gaming offerings in those jurisdictions.

In accordance with European Union law, the Corporation’s Maltese gaming licenses entitle its Maltese subsidiaries to provide online gaming services to other European Union member states in compliance with established European Union rules and principles on the free movement of services, unless those countries have their own national regulatory and licensing regime that is compatible with those same European Union rules and principles and in particular the core principles of the Treaty on the Functioning of the European Union (“TFEU”).

Germany (other than Schleswig-Holstein)

With respect to Germany (other than Schleswig-Holstein), the Corporation’s online poker, casino and sports betting products and services are accessible to customers in Germany pursuant to its Maltese licenses in accordance with the right to offer services freely across European Union member state borders set out in the TFEU. For information on the Corporation’s operations in the State of Schleswig Holstein in Germany, see “—Germany - Schleswig Holstein” above.

The “Glücksspielstaatsvertrag” or Interstate Treaty on Gambling of 1 July 2012 (the “Treaty”) generally provides for Germany’s 16 states to assume responsibility for aspects of gambling regulation. Attempts have been made in Germany to maintain the state monopoly on lotteries, prohibit the offering of online casino games (including poker), and permit the licensing of only 20 sports betting operators. The German authorities, however, have been reluctant to initiate any enforcement actions regarding unlicensed online gaming services due to uncertainty over the compatibility of the Treaty with the TFEU, particularly in relation to sports betting subsequent to the February 2016 decision of the Court of Justice of the European Union (“CJEU”) in the Ince case (C-336/14). In the Ince case, the CJEU ruled that Germany runs an unlawful de facto state monopoly on sports betting due to the non-transparent, discriminatory licensing procedure under which private betting licenses could not be granted in practice all while the state-owned gaming operators are allowed to continue their respective businesses.The CJEU cited the incompatibility of the Treaty with the TFEU on the basis it does not observe the principles of equal treatment and non-discrimination on grounds of nationality and the consequent obligation of transparency. The CJEU’s judgment also called into question the regulation of online gaming in Germany as a whole, demanding clear licensing criteria. Given the CJEU’s position in February 2016 as well as wider European Union and domestic German concerns with the lawfulness of the Treaty, the Corporation currently believes that it is justified in deriving revenue from the supply of the Corporation’s online poker, casino and sports betting services to German customers using its Maltese licenses on the basis of the Treaty’s incompatibility with Germany’s obligations under the TFEU.

On October 27, 2017, the Bundesverwaltungsgericht (the “Federal Administrative Court of Germany”) sitting at Leipzig published a press release detailing its decision to confirm the lawfulness of the Treaty’s current ban on unlicensed gambling. The Federal Administrative Court of Germany upheld two prohibition orders issued by the authorities of Baden-Württemberg against online gaming and sports betting operators based in Malta and Gibraltar. The Corporation currently believes that the decision is unlikely to affect operators who applied for one of the 20 online betting licenses in Germany because in addition to the Ince case noted above, there exist various lower court decisions holding that process to have been deficient. In relation to online gaming, including poker, the Corporation currently believes that there are still good arguments as to why the Treaty remains non-compliant with the TFEU. As such, the Corporation continues to believe that it is justified in deriving revenue from the supply of the Corporation’s online poker, casino and sports betting services to German customers using its Maltese licenses on the basis of the Treaty’s incompatibility with Germany’s obligations under the TFEU.

The Netherlands

The Corporation’s poker, casino and sportsbook offerings are also accessible to customers in the Netherlands pursuant to its Maltese licenses. The Dutch Betting and Gaming Act 1964 (the “BGA”) contains a general prohibition on the provision of gambling without a license. It has been debated whether the BGA also applies to gambling provided via the Internet and if it is also applicable to actions taken outside of the Netherlands. However, the Dutch legislature passed a new law on July 7, 2016 to introduce a new licensing framework for remote (and non-remote) gambling products as well as the remote gambling regulations to implement the licensing regime. The Corporation currently expects that the new law will be implemented in 2018. When implemented, the new law will introduce a point-of-consumption regime to allow operators wishing to provide their remote gambling products to persons in the Netherlands to apply for, and obtain, a license to do so.

In the meantime, the Dutch Gaming Authority has set out its approach to enforcement in the period pending the introduction of the new licensing regime. The Dutch Gaming Authority’s approach to enforcing the general prohibition of unlicensed gambling is based upon certain “prioritisation criteria”.  These criteria are those activities which, if undertaken by unlicensed operators, will increase the risk of enforcement action being taken against them. The criteria are, in order of the priority in which infringing operators will be pursued, as follows: (i) making gambling websites available in the Dutch language; (ii) making gambling available online through a “.nl” website; and (iii) advertising of gambling websites through television, radio or print media.  The Dutch authorities have refrained from initiating any enforcement proceedings to date against operators who respect the criteria. The Corporation has formally confirmed to local authorities in the Netherlands that it fully complies with the criteria. The Corporation intends to apply for an online gaming license as soon as the application process becomes available.

Sweden

In Sweden, the Lotteries Act 1994 (Sw: Lotterilagen 1994:1000) (the “Lotteries Act”) is the primary legislation with respect to gambling and governs all categories of gambling offered to the public in Sweden. The Lotteries Act prohibits the arrangement of unlicensed lotteries and the promotion of participation, in commercial operations or otherwise for the purpose of profit, in unlawful domestic lotteries or foreign lotteries.  The definition of “lottery” is broad and explicitly includes betting, bingo, casino games and other similar games.  The Lotteries Act does not in any material way distinguish between land-based gambling and online gambling.  Under the current regime it is not possible for a private commercial entity to obtain a license to provide online gambling services to Swedish customers.  It is however, not illegal for private operators established in another European Union member state to offer gambling services to Swedish customers. On October 16, 2014, the European Commission took two separate decisions to bring infringement proceedings against the Swedish government to the CJEU in relation to the Swedish legislation for gambling services.

In Sweden, court cases have found that the only activity covered by the Lotteries Act is the local advertising carried out by local media companies. These cases are against the media companies and courts tend to find that the prohibition of advertising for operators not holding a Swedish license is unenforceable because the Lotteries Act is widely regarded as being in violation of the TFEU. Furthermore, the launch of infringement proceedings against Sweden reinforces the Corporation’s position that the supply of gambling services to Swedish players from another European Union member state is permitted. New legislation has been proposed that would introduce a point-of-consumption based licensing system similar to other European “regulated markets” regimes. This draft law is currently undergoing constitutional review, and once complete and assuming constitutionality, the Swedish government is expected to submit the law to its parliament for consideration.

Regulatory Strategy

The Corporation seeks to ensure that it obtains all permits, authorizations, registrations and/or licenses necessary to develop and offer its products and services in the jurisdictions in which it operates, where its customers are located and/or where it is otherwise required to do so.  In particular, the Corporation intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes compliant with European Union law. Outside of the European Union, the Corporation anticipates there may be a potential for the regulation of online gaming, including online poker, casino and/or sports betting, including with respect to shared liquidity, and that this may result in potential licensing or partnerships with private operators in various jurisdictions. The Corporation supports the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. The Corporation expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on its business. The Corporation strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. The Corporation also strives to be among the first licensed operators to obtain gaming licenses and provide online gaming to customers in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of the Corporation’s business goals and strategy and in compliance with its policies and procedures.

The Corporation also seeks to ensure that its systems, products and services comply with all the regulations and guidelines published by the gaming authorities that license the Corporation. The Corporation works with regulatory and governmental bodies to ensure its products, including the software and technological infrastructure underlying the same, undergo comprehensive, exhaustive and rigorous testing by such regulatory and governmental bodies, as well as by independent industry leading testing, accreditation and certification laboratories (including, without limitation, GLI and BMM). The objective of this testing is to certify to, among other things, security, conformity to applicable regulations and game integrity. The Corporation seeks to meet or exceed best operational and customer protection practice requirements, each with a particular emphasis on fair and responsible gaming.

The methods and tools The Stars Group uses to permit or restrict access to its online gaming products and services within a territory are mandated or approved by the applicable gaming regulatory authority in each licensed, permitted or approved jurisdiction where a subsidiary of the Corporation holds such license, permit or approval.  In particular, The Stars Group employs the following methods and tolls across such jurisdictions: (i) IP address blocking, which identifies the location of the player and blocks his or her IP address; and (ii) country-specific blocking based on the residence of the player.  In certain jurisdictions, the Corporation also employs geolocation blocking, which restricts access based upon the player’s geographical location determined through a series of data points such as, without limitation, mobile devices and wi-fi networks.

The Corporation further seeks a zero-tolerance approach to money laundering, terrorist financing, fraud, collusion and other forms of cheating and works with regulators and law enforcement globally on such matters. The Corporation believes that it has a robust and extensive set of policies and procedures designed to identify such issues. Among other measures, it conducts escalating risk-based customer due diligence investigations and routinely monitors customer activity, including to identify the use of potential “proceeds of crime” in gaming. Customer activities that can trigger customer interactions initiated by the Corporation include, without limitation, abnormal deposit and cashout patterns, customer-to-customer transfers and game play and prolonged, repetitive and unprofitable gaming. These are all monitored in accordance with local regulations and the guidelines of the relevant gaming authorities. The Corporation also has a dedicated compliance team that works with the Corporation’s employees and various departments to implement routine business activity monitoring and seeks to ensure that the Corporation complies with its regulatory obligations under its gaming licenses, as well as with all the other law and regulation that applies to its business in each jurisdiction to which it is subject.

For further information regarding the Corporation’s regulatory strategy and its commitment to ethical business conduct, see “Business of the Corporation—Technology Infrastructure and Research and Development” and “Directors and Officers—Ethical Business Conduct”.

Other Regulatory Considerations

The Corporation handles, collects, stores, receives, transmits and otherwise processes certain personal information of its customers and employees, which is subject to the laws relating to privacy as well as the protection and use of personal information that apply in various jurisdictions in which it operates and/or where its customers are located. Privacy and information protection laws, require, among other things, that entities collecting and processing such personal information do so in accordance with applicable legal and regulatory conditions. For example, the European Union General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016) (the “GDPR”) cites as its core principles: (i) lawful, fair and transparent processing; (ii) processing for specific, explicit and legitimate purposes; (iii) that personal information be adequate, relevant and limited to what is necessary for the purposes in hand; (iv) that personal information be accurate and kept updated; (v) that personal data be retained for only as long as necessary; and (vi) appropriate security against loss, destruction, damage or theft is implemented. Failure to comply with applicable laws on privacy and personal information can give rise to regulatory sanctions, fines and, in certain limited cases, criminal liability.

With regards to the Corporation’s operations in Europe, particularly where the personal information being processed relates to residents of the European Union member states, the European Union has created the GDPR to replace EU Directive 95/46/EC as well as the national implementing legislation in each European Union member state, for example in the United Kingdom, the Data Protection Act 1998. The GDPR takes effect on May 25, 2018 and will impose more stringent operational requirements for entities processing personal information and significant penalties for non-compliance. For instance, the GDPR will introduce two categories of administrative fines depending on the seriousness of the breach that will range from: (a) up to €20 million or 4% of worldwide revenues of the preceding year (whichever is the higher) for serious infringements; or (b) up to €10 million or 2% of worldwide revenues of the preceding financial year for less serious infringements. In preparation for the GDPR, the Corporation has been taking and continues to take certain measures, including undergoing a fundamental review of its data processing activities, introducing certain automated tools to delete personal information that is no longer in use and performing a full gap analysis to better understand the flows and uses of personal information within the Corporation. Additionally, to help ensure that personal information belonging to the Corporation’s customers and employees will be processed in accordance with the GDPR (as well as any other relevant privacy and data and information protection legislation) the Corporation intends to post its revised privacy statements together with updated terms and conditions for use of its products and services on its websites.

The Corporation is also subject to numerous other domestic and foreign laws and regulations. See also “Risk Factors and Uncertainties—Risks Related to Regulation”. These can take the form of complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to the Corporation’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

Responsible Gaming

The Stars Group is committed to industry-leading responsible gaming practices and seeks to provide its customers with the resources and services they need to play responsibly, including, without limitation, through its dedicated responsible gaming department. These practices, resources and services include, without limitation, deposit limits, table and game play limits, voluntary restrictions on access and use of certain games, temporary self-exclusion and cooling off periods, and voluntary permanent exclusions from The Stars Group’s services, sites and applications. The Stars Group has also partnered with various responsible gambling organizations that conduct research and offer education and direct counselling for players. These organizations include Adictel in France, GamCare  and GambleAware in the United Kingdom, the National Council on Problem Gambling in the United States and GamblingTherapy.org worldwide.

The Stars Group regularly submits its responsible gaming policies and procedures for independent accreditation via various expert organizations that have developed comprehensive responsible gaming standards and measurements designed to determine the effectiveness of a gaming company’s policies, procedures and practices in addressing problem gambling. Independent organizations that have accredited The Stars Group’s responsible gaming program include GamCare and the Responsible Gambling Council of Canada. In addition, The Stars Group has recently submitted its responsible gaming program to the United States’ National Council on Problem Gambling for accreditation.

Human Resources

As of December 31, 2017, the Corporation, directly and through its subsidiaries, had approximately 2,110 employees of which approximately 1,502 were located in Europe, approximately 307 were located in Canada, approximately 55 were located in the United States, approximately 200 were located in Latin America, and approximately 46 were located in Asia. These employees provide services in either general and administrative, marketing, operations, including customer support and services, information technology or R&D capacities, with operations comprising the largest department.

Although certain of The Stars Group’s employees in Italy may be party to collective bargaining or related agreements and certain of The Stars Group’s employees in the European Union may be represented by labor unions, to its knowledge, the vast majority of its employees are not. The Corporation has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

The Corporation values the benefits diversity can bring to its business, including diversity of personal characteristics such as age, gender, character, geographic residence, business experience (including financial skills and literacy), functional expertise, demonstrated leadership, stakeholder expectations and culture. The Corporation believes that diversity promotes the inclusion of different perspectives and ideas, and ensures that the Corporation has the opportunity to benefit from all available talent. Women represent 32% of the Corporation’s workforce. Although the Corporation has one woman in a key senior management position, currently none of the Corporation’s executive officers are women, and as of the date of this annual information form it has not adopted a target for female executive officers. The Corporation has identified a need to increase the number of women employees in the organization and to include diversity, including gender diversity, in its talent management programs. The Corporation has begun identifying and reporting to senior management and the Corporate Governance, Nominating and Compensation Committee on the diversity of its workforce with a view to identifying diversity gaps, workplace policies to better recruit and retain female employees and the Corporation’s progress in increasing the number and proportion of female officers and executive officers.

The Corporation has numerous policies and practices, including, without limitation, a Code of Business Conduct, a Disclosure, Confidentiality and Trading Policy, an Anti-Bribery Policy, an Anti-Fraud Policy and a Whistleblower Policy, that are collectively designed to deter and detect wrongdoing and promote, among other things, legal, honest, ethical, healthy and safe conduct, good governance, and transparency and effective communication between and among employees, management and the public. The Code of Business Conduct and The Stars Group’s Anti-Bribery Policy, as applicable, also provide rules and guidelines regarding compliance with Canada’s Corruption of Foreign Public Officials Act (the “CFPOA”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any local anti-bribery or anti-corruption laws that may be applicable, such as the U.K. Bribery Act (2010) (the “U.K. Bribery Act”) and the Isle of Man Bribery Act (2013) (the “IOM Bribery Act”), and to evidence The Stars Group’s commitment to full compliance, including compliance by its officers, directors and employees, therewith. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, its Code of Business Conduct and applicable internal policies. See also “Directors and Officers—Ethical Business Conduct” and “Legal Proceedings and Regulatory Actions”.  In addition, the Corporation has a policy of entering into confidentiality and non-disclosure agreements with its employees and limiting access to and dissemination of its proprietary technology and confidential information.

Specialized Skill and Knowledge

The development, design, marketing and distribution of the Corporation’s current products and services require specialized skills and knowledge, particularly in the areas of software architecture, development, conceptualization, and graphic design, as well as in the online poker, casino and sports betting verticals. The Stars Group believes it has personnel with the required specialized skills and knowledge to carry out its operations. While the current labor market in the industries in which the Corporation operates is highly competitive, the Corporation expects to, but there can be no assurance that it will, attract and maintain appropriately qualified employees for fiscal year 2018. If the Corporation fails to attract and maintain appropriately qualified employees, its business, financial condition and operating results could be materially adversely affected. See also “Risk Factors and Uncertainties”, including “Risk Factors and Uncertainties—Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.”

Facilities

The Corporation maintains approximately 13 offices internationally. The Corporation’s headquarters are located in Toronto, Ontario, Canada, where its general and administrative departments and its corporate finance functions are based and primarily operate. These premises are leased and consist of approximately 5,283 square feet of space, with a lease term that expires on August 31, 2022.

Stars Interactive Group is headquartered in Douglas, Isle of Man, and its senior management is based there as well as staff in its general and administrative, marketing and technology departments. Stars Interactive Group’s headquarters consists of approximately 65,000 square feet of office space, which is owned by a subsidiary of The Stars Group. Technology services are also provided by staff based out of offices in Dublin and suburban Toronto.

The Corporation, through its subsidiaries, also leases office space in or near Austin (Texas, United States), Fort Lauderdale (Florida, United States), Linwood (New Jersey, United States), London (England), Malta, San Jose (Costa Rica), Sofia (Bulgaria), Toronto (Ontario, Canada) and elsewhere internationally.

The Corporation, through its subsidiaries, has data centers and transit points of presence throughout Europe and in certain other locations around the world. These include (i) approximately 23 data center facilities leased in the Isle of Man, France, Germany, Italy, Portugal, Spain, Malta, the Netherlands, Bulgaria, Romania, the United States and the United Kingdom, as well as in India and Belgium through the Corporation’s partners in those jurisdictions, and (ii) approximately seven transit points of presence leased in the United Kingdom, the United States, the Netherlands, France and Italy.

The Stars Group believes that its facilities are suitable and adequate for its current needs.

GENERAL DEVELOPMENT OF THE BUSINESS

The Stars Group was incorporated in 2004 and completed its initial public offering (“IPO”) on the TSX Venture Exchange in July 2010.  The Stars Group graduated to the Toronto Stock Exchange (“TSX”) in October 2013, was added to the S&P/TSX Composite Index in September 2014, and was listed on the Nasdaq Global Select Market in June 2015.  In August 2014, The Stars Group completed the $4.9 billion Stars Interactive Group Acquisition, which transformed its operations into its current online gaming business. Following the Stars Interactive Group Acquisition and as described below, The Stars Group explored additional strategic opportunities resulting in the divestment of its then-remaining business-to-business (“B2B”) assets and its transformation into a pure-play consumer technology company. For a description of The Stars Group’s current online gaming business and the general development of the same since the Stars Interactive Group Acquisition, see “Business of the Corporation” above. The Corporation believes that these strategic transactions, along with certain financings and capital markets activities, corporate initiatives and other announcements, each as further detailed below or elsewhere in this annual information form and the 2017 Annual MD&A, have been the primary influence on the general development of its business during the last three completed financial years.

Divestiture of the Former B2B Business and Non-Core Gaming Investments (2015-2017)

Until July 31, 2015, the date on which the Corporation completed the disposition of its then-remaining B2B assets, the Corporation’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. The Stars Group’s B2B business at that time included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies. The Stars Group’s former B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. The Stars Group developed its former portfolio of solutions through both internal development and strategic acquisitions, including, without limitation, Ongame Network Ltd. (“Ongame”), Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), CryptoLogic Ltd. (“CryptoLogic”), Cadillac Jack Inc. (“Cadillac Jack”), and Diamond Game Enterprises (“Diamond Game”), all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this annual information form, and as previously reported, The Stars Group has divested these and other non-core gaming investments. The fundamental objective of such divestitures was to expedite the Corporation’s overall business strategy and maximize shareholder value.

Cadillac Jack Inc.

In June 2015, The Stars Group announced the completion of the sale of Cadillac Jack (the “Cadillac Jack Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO), for approximately $382 million, comprising cash consideration of $370 million, subject to adjustment, and a $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. The Stars Group used the net proceeds from the Cadillac Jack Sale for deleveraging, which included the repayment of approximately $344 million of debt and related fees that it had incurred in connection with the purchase of Cadillac Jack. In mid-2017, the $12 million payment-in-kind note was satisfied.

Innova Gaming Group Inc.

In May 2015, The Stars Group completed the spin-off of Diamond Game, which it had purchased in February 2014 for approximately $25 million, through the initial public offering (the “Innova Offering”) of common shares of what was then known as Innova Gaming Group Inc. (“Innova”). The Innova Offering resulted in The Stars Group receiving aggregate net proceeds of approximately CDN$34.1 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova, which it subsequently disposed of in August 2017 for net cash proceeds of $16.1 million when Pollard Banknote Ltd. acquired Innova.

NYX Gaming Group Limited

In connection with The Stars Group’s December 2014 sale of Ongame to what was then known as NYX Gaming Group Limited (“NYX Gaming Group”), The Stars Group and NYX Gaming Group entered into a strategic investment transaction pursuant to which The Stars Group purchased from NYX Gaming Group CDN$9 million unsecured convertible debentures (initially CDN$10 million but The Stars Group subsequently sold and assigned an aggregate of CDN$1 million to four individuals), which were later amended to, among other things, adjust the repayment terms such that they would be repayable solely in cash. The debentures were redeemed in full in July 2017 in conjunction with a refinancing at NYX Gaming Group.

In July 2015, The Stars Group announced that it completed the disposition of Cryptologic to NYX Gaming Group and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (together, the “Chartwell/Cryptologic Sale”) for gross proceeds of approximately CDN$150 million, subject to adjustment, of which CDN$110 million was paid in cash and CDN$40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the cash net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the 2015 refinancing of the debt incurred as part of the financing for the Stars Interactive Group Acquisition.

In November 2017, The Stars Group completed the disposition of all its securities of NYX Gaming Group, including NYX Gaming Group ordinary shares, NYX Gaming Group ordinary share purchase warrants, and the NYX Sub Preferred Shares, representing approximately 13.7% of NYX Gaming Group’s ordinary shares on a partially diluted basis, for net cash proceeds of $26.3 million when Scientific Games Corporation (NYSE: SGMS) acquired NYX Gaming Group.

In connection with the Chartwell/Cryptologic Sale, a subsidiary of The Stars Group and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to The Stars Group’s real-money online casino offering. Pursuant to the Licensing Agreement, a subsidiary of The Stars Group will pay NYX Gaming Group a minimum license commitment in the amount of CDN$12 million per year for each of the first three years of the Licensing Agreement, ending in October 2018.

Jackpotjoy plc

In connection with the January 2017 London Stock Exchange (“LSE”) listing of Jackpotjoy plc (LSE: JPJ) (“Jackpotjoy”), parent company of The Intertain Group Ltd. (“Intertain”) and WagerLogic Malta Holdings Ltd. (“WagerLogic”), a former subsidiary of The Stars Group which it sold in February 2014, and in exchange for its 4,920,000 Intertain common shares (which The Stars Group acquired between 2014 and 2015, including through open market purchases, the exercise of common share purchase warrants and an exchange for shares it acquired from the purchaser of WagerLogic) and the conversion of certain CDN$3.85 million 5.0% Intertain convertible debentures, The Stars Group, after exchanging certain exchangeable shares, received 5,561,666 Jackpotjoy ordinary shares. In December 2017, The Stars Group completed the sale of its ordinary shares in Jackpotjoy, representing approximately 7.5% of Jackpotjoy’s then issued and outstanding ordinary shares, for net cash proceeds of $59.5 million.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should consider carefully the risks and uncertainties described below, in addition to other risks and information included in this annual information form, the 2017 Annual Financial Statements and 2017 Annual MD&A, as well as in other filings The Stars Group has made and may make in the future with the applicable securities authorities. Additional risks and uncertainties that The Stars Group is currently unaware of, or that it currently believes are not material, may also become important factors that should consider. If any of the following or other risks actually occur, The Stars Group’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of its securities could decline, and investors could lose part or all of their investment.

Risks Related to the Corporation’s Substantial Indebtedness

The Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments, which could have significant adverse consequences on the Corporation and its business.

As at December 31, 2017, the Corporation had approximately $2.45 billion of outstanding long-term indebtedness, and the Corporation currently estimates that its fiscal year 2018 debt service will be approximately $150 million, including both required principal and interest payments. The Corporation’s substantial indebtedness could have significant adverse consequences on the Corporation and its business, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on its indebtedness, therefore reducing its ability to use cash flow to fund its operations, growth strategy, working capital, capital expenditures, potential future business opportunities, and other general corporate purposes;

•

making it more difficult for the Corporation to make payments on its indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing its indebtedness;

•	limiting its ability to obtain additional financing for working capital, capital expenditures, debt service requirements, R&D, acquisitions and general corporate or other purposes;
•	reducing the Corporation’s flexibility in planning for, or reacting to, changes in its operations, business or industry;
•

prohibiting the Corporation from making strategic acquisitions, developing new products and product features, introducing new technologies, exploiting business opportunities, expanding within existing or into new verticals or geographies, or causing the Corporation to make non-strategic divestitures;

•	placing the Corporation at a competitive disadvantage as compared to its less-leveraged competitors;
•	making the Corporation more vulnerable to downturns in its business, industry or the economy;
•	negatively affecting the Corporation’s ability to renew gaming and other licenses; and
•	exposing the Corporation to the risk of increased interest rates as certain of its borrowings are at variable rates of interest.

For additional information on the Corporation’s outstanding long-term debt, including, without limitation, amounts outstanding, interest, certain restrictions and excess cash flow sweep requirements, see the 2017 Annual MD&A under the heading “Liquidity and Capital Resources—Long-Term Debt” and the 2017 Annual Financial Statements.

The Corporation’s secured credit facilities and terms governing the Preferred Shares contain covenants and other restrictions that may limit its flexibility in operating its business.

The Corporation’s secured credit facilities and terms governing the Preferred Shares, as applicable, contain various provisions that may limit the Corporation’s ability to, among other things:

•	incur additional indebtedness or issue preferred shares;
•	pay dividends on, redeem or repurchase capital stock, redeem or repurchase subordinated debt or make other restricted payments;
•	make investments, engage in acquisitions, create liens, or consolidate, merge, sell or otherwise dispose of all or substantially all of the Corporation’s assets;
•	plan for, or react to, changes in the Corporation’s business and the industries in which it operates;
•	engage in certain transactions or take certain actions if maximum leverage ratios are exceeded;
•	enter into agreements that restrict dividends or other payments from its restricted subsidiaries to the Corporation;
•	engage in transactions with affiliates;
•	enter into hedging contracts;
•	create unrestricted subsidiaries; and
•	enter into sale and leaseback transactions.

A breach of any of the covenants or undertakings in the agreements governing the secured credit facilities could result in an event of default under the same. Upon the occurrence of an event of default under the Corporation’s secured credit facilities, if the Corporation does not cure such default, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the Corporation were unable to repay those amounts, then the lenders under such facility could proceed against the collateral granted to them to secure that indebtedness. If any of the Corporation’s lenders accelerate the repayment of respective borrowings, the Corporation cannot assure that it will have sufficient assets to repay the amounts outstanding, which could have a material adverse effect on the Corporation’s business, financial condition and results of operation.  In addition, if the Corporation fails to comply with certain undertakings required by the terms of the Preferred Shares, the applicable Conversion Ratio (as defined below) may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs, which would result in, among other things, dilution to the Corporation’s shareholders and increased share ownership by the holders of the Preferred Shares.

The Corporation may not be able to generate sufficient cash flows to meet its debt service obligations.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on a number of variables that may affect its and its subsidiaries’ financial and operating performance and the ability to generate cash from their operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond the Corporation’s and its subsidiaries’ control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in the industries in which they operate. If the Corporation’s and its subsidiaries’ cash flows and capital resources are insufficient to fund its debt service obligations, then the Corporation may be forced to reduce, delay or cease business activities, investments, expansion or capital expenditures, sell assets, seek additional capital, including through additional indebtedness or through dilutive financings, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring or refinancing, it is possible that such restructuring or refinancing could be available only on unattractive terms, if at all, leading to potentially significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on the Corporation’s operations. Any required refinancing, restructuring or capital raise may not be successful and may not permit the Corporation to meet its scheduled debt service obligations. In such circumstances, the Corporation could face inadequate liquidity and might be required to dispose of material assets or operations, or reduce, delay or cease business activities, investments, expansion or capital expenditures to meet debt service and other obligations. Any default by the Corporation in meeting its debt service obligations in a timely manner would have a material adverse effect on its business, operating results and financial condition.

Although the Corporation has entered into, and from time to time in the future may enter into additional, cross-currency swap agreements, forward contracts and other hedging instruments, which it anticipates will result in lower interest payments on existing debt and potentially mitigate the impact of fluctuations in the Euro to U.S. dollar exchange rate with respect to such debt, there can be no assurance that the anticipated benefits will be realized and as such, the Corporation remains subject to the risk of increased interest rates described herein.

As of December 31, 2017, a significant portion of the Corporation’s total debt was subject to variable rates of interest, which exposes the Corporation to interest rate risk. If interest rates were to increase, the Corporation’s debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and as a result, the Corporation’s net income and cash flows, including cash available for debt service, would correspondingly decrease. In the future, the Corporation may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, the Corporation may decide to not maintain interest rate swaps with respect to some or all its variable rate indebtedness, and any swaps the Corporation enters into may not fully mitigate its interest rate risk.

Risks Related to the Corporation’s Business

If the Corporation fails to retain existing customers or add new customers, or if its customers decrease their level of engagement with its products, the Corporation’s revenue, financial results, and business may be significantly harmed.

The size of the Corporation’s active customer base, specifically of net depositing customers, and the level of engagement of such customers are critical to its success. The financial performance of the Corporation has been and will continue to be significantly determined by its success in adding, retaining, and engaging active customers of its products and services, in particular high-value, net-depositing customers (primarily recreational players). If people do not perceive the Corporation’s products to be enjoyable, reliable, relevant and trustworthy, the Corporation may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their engagement. A number of other online gaming and interactive entertainment companies that achieved early popularity have since seen their active customer bases or levels of engagement decline. The Corporation’s strategy is to increase engagement and retention of customers, particular those it deems of higher value, but there is no guarantee that the Corporation will not experience an erosion of its active customer base or engagement levels among such customers in the future. The Corporation’s customer engagement patterns have changed over time, and customer engagement can be difficult to measure, particularly as customers continue to engage increasingly via mobile devices and as the Corporation introduces new and different products and services. Any number of factors could potentially negatively affect customer retention, growth, and engagement, including if:

•	customers increasingly engage with the products or services of the Corporation’s competitors;
•

the Corporation fails to introduce, or delays the introduction of, new products or services (whether developed internally, or licensed or otherwise obtained or developed in conjunction with third parties) that users find engaging or that work with a variety of operating systems or networks, or if it introduces new products or services, including using technologies with which it has little or no prior development or operating experience, or changes to its existing products or services, that are not favorably received by customers;

•

customers have difficulty installing, updating or otherwise accessing the Corporation’s products on desktops or mobile devices as a result of actions by the Corporation or third parties that it relies on to distribute its products and deliver its services;

•	there are decreases in customer sentiment about the quality of the Corporation’s products or concerns related to privacy, safety, security or other factors;
•

new industry standards are adopted or customers adopt new technologies where the Corporation’s products may be displaced in favor of other products or services, may not be featured or otherwise available, or may otherwise be rendered obsolete and unmarketable;

•	there are adverse changes in the Corporation’s products that are mandated by legislation, regulatory authorities, or litigation, including settlements;
•	the Corporation does not obtain applicable regulatory or other approvals or renewals of such approvals to offer, directly or indirectly, its products in new or existing jurisdictions;
•

technical or other problems prevent the Corporation from delivering its products in a rapid and reliable manner or otherwise affect the customer experience, such as security breaches or failure to prevent or limit spam or similar content;

•	the Corporation adopts policies or procedures related to areas such as customer data and information that are perceived negatively by its customers or the general public;
•

the Corporation elects to focus its customer growth and engagement efforts more on longer-term initiatives, or if initiatives designed to attract and retain customers and engagement are unsuccessful or discontinued, whether as a result of actions by the Corporation, third parties, or otherwise;

•	the Corporation fails to price its products and services competitively or provide adequate customer service;
•	the Corporation or other companies in the industries in which it operates are the subject of adverse media reports or other negative publicity; or

•

the Corporation fails to effectively anticipate or respond to customers’ continuously changing and dynamic needs, demands and preferences, such as new poker variants or casino games, or innovative types of sports betting or betting related to new or popular sporting events, as well as emerging technological trends, or the Corporation’s competitors more effectively anticipate or respond to the same.

If the Corporation is unable to maintain or increase its customer base or engagement, or effectively monetize its customer base’s use of its products and offerings, its revenue and financial results may be adversely affected. Any decrease in customer retention, growth, or engagement, including player liquidity, could render the products of the Corporation less attractive to customers, which is likely to have a material and adverse impact on its revenue, business, financial condition, and results of operations. If the Corporation’s active customer growth rate slows, it becomes increasingly dependent on its ability to maintain or increase levels of customer engagement and monetization in order to drive revenue growth, particularly with respect to high-value, net-depositing customers (primarily recreational players).

The online gaming and interactive entertainment industries are intensely competitive and the Corporation’s potential inability to compete successfully could adversely impact the Corporation.

There is intense competition among online gaming and interactive entertainment providers, and the online gaming and interactive entertainment industries are characterized by dynamic customer demand and technological advances.  There are a number of established, well-financed companies producing online gaming and/or interactive entertainment products and services that compete with the Corporation’s products and services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than the Corporation, which could negatively impact the Corporation’s business. Furthermore, new competitors, whether licensed or unlicensed, may enter the Corporation’s key product and/or geographic markets. Moreover, there has also been considerable consolidation among the Corporation’s competitors in the gaming industry. Such consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share of customers, expand product offerings and broaden their geographic scope of operations.

As a result of the foregoing, among other factors, the Corporation must continually introduce and successfully market new and innovative technologies, products and product enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. The process of developing new products and systems is inherently complex and uncertain. Even if the Corporation’s new products attain market acceptance, those new products could cannibalize the Corporation’s current products’ market share or share of its customers’ wallets in a manner that could negatively impact such products’ ecosystem. Although the Corporation intends to continue investing resources in its R&D efforts, there can be no assurance that such investments will lead to successful new technologies or timely new products or enhanced existing products, in each case with product life cycles long enough for the product to be successful. Additionally, if the Corporation cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its business could be negatively impacted.  For example, although the Corporation has and continues to be a significant market leader in online poker, and is seeing meaningful growth and revenue from its online casino, it is still in the relatively early stages of its entry into casino and sportsbook, where competition is significant and formidable. The Corporation currently monetizes certain of these offerings in a limited fashion and may not be successful in its efforts to generate consistently meaningful revenue from certain of these offerings in either the short or long terms.

The Stars Group’s online offerings are part of new and evolving industries, which presents significant uncertainty and business risks.

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether The Stars Group’s online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other factors that the Corporation is unable to predict and which are beyond the Corporation’s control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions which may be delayed or denied, and it is possible that competitors will be more successful than the Corporation at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, the Corporation may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, the Corporation cannot provide assurance that its online and interactive offerings will grow at the rates expected, or be successful in the long term. If The Stars Group’s products do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if it cannot offer its products and services in particular jurisdictions that may be material to its business, The Stars Group’s business, results of operations and financial condition could be harmed.

The Corporation may prioritize customer growth and engagement and the customer experience over short-term financial results.

The Corporation has made and may in the future make product and investment decisions that may not prioritize its short-term financial results if it believes that the decisions are consistent with its mission and long-term goals to benefit the aggregate customer experience, improve its financial performance and maximize shareholder value. For example, beginning in late-2015 and throughout 2016 and 2017, the Corporation implemented changes to, including certain reductions in, its loyalty programs to ensure that the distribution of rebates, rewards and incentives is aligned with the Corporation’s goal of incentivizing customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem, and introduced other changes, such as adjustments to poker rake and other pricing. Among other things, the Corporation currently expects to continue implementing certain changes to such programs, particularly as it relates to Stars Rewards. See also above under “Business of the Corporation” and the 2017 Annual MD&A under the heading “Overview and Outlook”. The Corporation also may introduce changes to existing products, or introduce new products, that direct customers away from products or services where it has a proven means of monetization and which may reduce engagement with its core product offerings, such as through the introduction of online casino, sportsbook or new variants of online poker. The Corporation also may take steps that result in limiting distribution of certain products and services, such as on mobile devices, in the short term in order to attempt to ensure the availability of such products and services to its customers over the long term. These decisions may not produce the benefits that the Corporation expects, in which case its customer growth and engagement, its relationships with third parties, and its business and results of operations could be harmed.

If the Corporation is not able to build, maintain and enhance its brands, or if events occur that damage its reputation and brands, its ability to expand its customer base may be impaired, and its business and financial results may be harmed.

The Corporation believes that its brands, particularly PokerStars and related brands, have significantly contributed to the success of its business. The Corporation also believes that building, maintaining and enhancing its brands, including its newer brands is critical to expanding its customer base and generating revenue.  Building, maintaining and enhancing the brands of the Corporation will depend largely on its ability to continue to successfully provide enjoyable, reliable, trustworthy, and innovative products with adequate customer service. It will also depend on its ability to successfully maintain or advance its internal marketing and branding functions and its ability to establish and develop new relationships and build on existing relationships with ambassadors and service providers on which it relies to promote its products and services. The Corporation may introduce new products, programs, terms of service or policies, including those related to loyalty programs, pricing and security, make decisions regarding regulation, user privacy, payments and other issues, and continue to experience media, legislative and regulatory scrutiny as it relates to the Corporation, its directors, employees, contractors, vendors, joint venture partners or any of the foregoing that were previously associated with the Corporation, or the online gaming industry in general, that customers do not like, all of which may negatively affect its brands. The brands of the Corporation may also be negatively affected by the actions of customers, employees, contractors or vendors that are deemed to be hostile or inappropriate to other customers, including through the use of certain software to gain an advantage over other customers (see “Business of the Corporation—Technology Infrastructure and Research and Development”), or by the use of the products or services of the Corporation or companies that provide similar products and services, for illicit, objectionable, or illegal ends. In addition, the Corporation cannot provide assurance that its current or former directors, officers, employees, ambassadors or service providers will act in a manner that will promote the success of the Corporation or its products and services. Maintaining and enhancing the brands of the Corporation may require it to make substantial investments and these investments may not be successful. If the Corporation fails to successfully promote and maintain its brands or if it incurs excessive expenses in this effort, it could have an adverse effect on the size, engagement, and loyalty of the Corporation’s customer base and result in decreased revenue, which could adversely affect its business and financial results.

The Corporation’s customer growth, engagement, and monetization on mobile devices each depend upon effective operation with mobile operating systems, networks, and standards that it does not control.

A growing portion of the Corporation’s revenue is generated from customers using the Corporation’s products or services on mobile devices. There is no guarantee that popular mobile devices will start or continue to support or feature the products of the Corporation, or that mobile device users will continue to use the products of the Corporation rather than competing products. As it relates to the Corporation’s mobile platforms, the Corporation is dependent on the interoperability of such products with popular mobile operating systems, technologies, networks and standards that it does not control, such as the Android and iOS operating systems, and any changes, bugs, technical or regulatory issues in such systems, the Corporation’s relationships with mobile partners, manufacturers and carriers, or in their terms of service or policies that degrade the Corporation’s products’ functionality, reduce or eliminate its ability to distribute its products, give preferential treatment to competitive products, limit its ability to deliver high quality products, or impose fees or other charges related to its delivery of products, could adversely affect its product usage and monetization on mobile devices. If it is difficult or unfavorable for the Corporation’s customers to access and use its products on their mobile devices, or if the customers of the Corporation choose not to access or use its products on their mobile devices or use mobile products that do not offer access to its products, its customer growth and engagement could be harmed, which could adversely affect its business, results of operations and financial condition.

The Corporation’s financial results will fluctuate from quarter to quarter and are difficult to predict.

The Corporation’s quarterly financial results have fluctuated in the past and will fluctuate in the future. Additionally, The Stars Group has a limited operating history with the current scale of its business, particularly with respect to its newer product offerings, such as online casino and sportsbook, which makes it difficult to forecast its future results. For example, The Stars Group may not be able to accurately predict the anticipated margin variances on such newer products. As a result, investors should not rely upon the Corporation’s past quarterly financial results as indicators of future performance. Investors should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving and highly competitive markets. The financial results of the Corporation in any given quarter can be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including without limitation, the impact of seasonality and the Corporation’s gross win margin, as described above under “Business of the Corporation—Seasonality and Other Factors Impacting the Business”, and the other risks and uncertainties set forth in this annual information form and the 2017 Annual MD&A, including under the headings “Risk Factors and Uncertainties” hereunder and thereunder.

The Corporation’s quarterly financial results may also fluctuate based on whether it pays out any jackpots to its customers during the relevant quarter. The Corporation does not participate in a network progressive jackpot program, and instead offers an equivalent system in which only its own customers participate. This means that the Corporation does not make contributions to a central fund as the progressive jackpot builds up (because it is the only operator in the program, this would serve no purpose), and that if a customer wins the progressive jackpot there is no central fund to cover the payout. Accordingly, the cost of the progressive jackpot payout would flow directly to the income statement in the period in which it is won with a potentially significant adverse effect on the Corporation’s financial condition and cash flows. Statistically, the likelihood of significant jackpot wins, either individually or in the aggregate, is extremely low and the algorithms of the slots games are such that the number of high winners overall is low, but because the winning is underpinned by a random mechanism, the Corporation cannot predict with absolute certainty when a jackpot will be won.

The Corporation is subject to foreign exchange and currency risks that could adversely affect its operations, and the Corporation’s ability to mitigate its foreign exchange risk through hedging transactions may be limited.

For the year ended December 31, 2017, the Corporation derived approximately 80% of its revenues in currencies other than the Canadian or U.S. dollar; however, a significant portion of the Corporation’s expenses are incurred in Canadian and U.S. dollars, Euro and Great Britain Pound and the primary currency of customer game play is in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar, the Euro and other currencies may have a material adverse effect on the Corporation’s business, financial condition and operating results. The Corporation’s consolidated financial results are significantly affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposure arises from current transactions and anticipated transactions denominated in currencies other than the U.S. dollar and from the translation of foreign-currency-denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. Exchange rate fluctuations could materially adversely affect the Corporation’s operating results and cash flows and the value of its foreign assets. If a foreign currency is devalued in a jurisdiction in which the Corporation accepts deposits in such currency, then the Corporation’s customers may be unable or unwilling to deposit and spend the same or similar amounts that they may otherwise deposit or spend.

While the Corporation has certain natural expense hedges and has entered and may in the future enter into cross-currency swap agreements, forward contracts and other derivative and hedging instruments intended to mitigate foreign currency exchange risk, there can be no assurance the Corporation will do so or that any instruments that the Corporation enters into will successfully mitigate such risk. If the Corporation enters into foreign currency forward or other hedging contracts, the Corporation would be subject to the risk that a counterparty to one or more of these contracts defaults on its performance under the contracts. During an economic downturn, a counterparty’s financial condition may deteriorate rapidly and with little notice, and the Corporation may be unable to take action to protect its exposure. In the event of a counterparty default, the Corporation could lose the benefit of its hedging contract, which may harm its business and financial condition. In the event that one or more of the Corporation’s counterparties becomes insolvent or files for bankruptcy, the Corporation’s ability to eventually recover any benefit lost as a result of that counterparty's default may be limited by the liquidity of the counterparty. The Corporation expects that it will not be able to hedge all of its exposure to any particular foreign currency, and it may not hedge its exposure at all with respect to certain foreign currencies. Changes in exchange rates and the Corporation’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the Corporation’s liquidity and results of operations. For additional information regarding the Corporation’s hedging activity and foreign exchange risk, as well as an analysis of certain constant currency measures, see the 2017 Annual MD&A.

The Corporation may have exposure to greater than anticipated tax liabilities.

The tax obligations of the Corporation are varied and include taxes on gaming income (VAT, gaming duty and, in some cases, corporate tax) and taxes on profits and transactions of its group entities (corporate tax, VAT and withholding taxes).

The Corporation’s tax obligations are based in part on its corporate operating structure and intercompany arrangements, including the manner in which it develops, values, and uses its intellectual property and the valuations of its intercompany transactions, as well as its operations in online gaming. For instance, much of the Corporation’s tax treatment is dependent, among other things, on the jurisdiction of its tax residence, including the tax residences of its subsidiaries. The Corporation attempts to manage it business such that it and its subsidiaries are resident for tax purposes solely in certain jurisdictions, such as their respective jurisdictions of formation, and that it does not unintentionally create a taxable permanent establishment or other taxable presence in any other jurisdiction.  The tax laws applicable to the Corporation’s business are subject to interpretation, and certain jurisdictions are seeking to introduce new, or aggressively interpret existing, laws to tax online gaming operators on their activity with local customers in an effort to raise additional tax revenue from companies such as the Corporation. The taxing authorities of the jurisdictions in which the Corporation operates or has customers may challenge its methodologies for determining tax residence, the existence of a permanent establishment and/or the taxes payable, which could increase its worldwide effective tax rate and harm its financial position and results of operations. The Corporation is subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions the Corporation has taken and any adverse outcome of such a review or audit could have a negative effect on its financial position and results of operations. In addition, the determination of the Corporation’s worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although the Corporation believes that its provision for income taxes and other tax liabilities is reasonable, the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect its financial results in the period or periods for which such determination is made. For example, the Corporation has previously incurred tax liabilities for past tax years as a result of the positions taken by tax authorities in certain jurisdictions, including in certain European jurisdictions. Furthermore, the Corporation has included in the income tax expense for its 2017 fiscal year a tax provision of $26.5 million relating to an ongoing transfer pricing dispute in Canada for one of its subsidiaries. The issue in dispute relates to the subsidiary’s operations for its 2003 to 2007 fiscal years, prior to its acquisition by The Stars Group. The Corporation’s advice is that it has strong arguments to defend the adjustments proposed by the Canadian tax authorities and the subsidiary intends to vigorously defend its position.  However, as the subsidiary has to go through the process of appealing the upcoming reassessments and it is uncertain what the final outcome will be, a tax provision has been recorded to cover the potential tax adjustment and interest thereon. See the 2017 Annual Financial Statements and 2017 Annual MD&A for additional information. This could continue to happen in the future in various jurisdictions where the Corporation offers or has offered its products and services.

Moreover, the application of indirect taxes, such as sales and use tax, VAT, provincial sales taxes, goods and services tax, business tax and gross receipt tax, to the businesses of the Corporation and its subsidiaries is a complex and evolving issue. For example, as of January 1, 2015, the European Union imposed an obligation on marketplaces to collect and remit VAT on the provision of electronically supplied services, and similar regimes have been implemented in a number of other jurisdictions across the world. Gaming activities have typically been exempt from VAT where there is a local regulatory framework; however, such activities potentially fall within the rules applying local VAT on electronically supplied services, both in the European Union and elsewhere.  Given the uncertainty surrounding the application of VAT to gaming activities under these constantly changing and developing rules, the Corporation is complying with certain VAT collection and remittance procedures in certain European Union and other countries, and the VAT cost is deducted from net gaming revenue. Significant judgment is required to evaluate applicable tax obligations and as a result amounts recorded are estimates and could change. These changes may result in the Corporation paying VAT on a greater number of transactions, which could increase its worldwide effective tax rate and harm its financial position and results of operations. Additionally, tax authorities may raise questions about the Corporation’s calculation, reporting and collection of taxes and may ask it to remit additional taxes, as well as the proper calculation of such taxes. Where necessary the Corporation seeks external advice on the application of new taxes and changes to existing law, and should any new taxes become applicable or if the taxes the Corporation pay are found to be deficient, including as a result of differing interpretations of ambiguous laws, the Corporation’s business, financial condition and results of operations could be harmed.

In addition, the Corporation’s future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of the Corporation’s deferred tax assets and liabilities, by changes in tax laws, regulations, or accounting principles, by the introduction of new tax laws in jurisdictions where it operates or derives revenue from customers, or as a result of taxes in new jurisdictions where it does not currently operate but may in the future as a result of licensure, approval or otherwise.

In the event that the Corporation increases the percentage of its total revenues that are derived from operations in nationally or locally regulated jurisdictions, it may result in an increase in operating costs (including increased gaming taxes such as gaming duty and VAT) as well as in the effective tax rate of the Corporation and its subsidiaries, which could have adverse consequences on the Corporation’s business, results of operations, cash flows or liquidity.

With respect to transfer pricing, The Stars Group and its subsidiaries transact with each other as part of their operations. The tax laws of many countries where The Stars Group or its subsidiaries operate have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles. The taxation authorities in these countries could disagree with the Corporation’s arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Corporation’s transfer pricing policies, this could result in a higher worldwide effective tax rate and harm the financial position and results of operations of the Corporation.

Changes in tax laws or administrative policies related to tax could materially affect the Corporation’s financial position and results of operations.

The tax regimes the Corporation is subject to or operates under may be unsettled and may be subject to significant change. Changes in tax laws or administrative policies related to tax could materially affect the Corporation’s financial position and results of operations. As noted above, many countries in the European Union in which the Corporation offers its products and services to customers, as well as a number of other countries, have recently adopted or are actively considering changes to existing tax laws as they relate to online gaming or are changing the manner in which they interpret such tax laws. Such changes have resulted and could result in significant increases to the tax obligations of the Corporation in many countries where it does business or has customers, and may include new or additional taxes (such as VAT, gaming duties and local corporate tax).

Since 2012, the Organization for Economic Cooperation and Development (“OECD”) has been working on its Base Erosion and Profit Sharing (“BEPS”) project to address gaps and mismatches in tax rules that it believes facilitated the artificial shifting of profits across the world.  The BEPS project resulted in certain minimum standards being agreed to by many countries to counteract base erosion and profit shifting changing the taxation framework for multinational groups (such as the Corporation).  In 2017, a multilateral instrument was signed to efficiently implement these changes as relevant to international double tax treaties. The BEPS project has changed the global approach and attitude for addressing tax avoidance, and while collective actions are currently being taken, there is a risk that tax authorities may take additional unilateral actions as has already occurred in the United Kingdom (i.e., diverted profits tax) and other countries.  In addition, the OECD, European Commission and certain other countries are considering whether further changes are required to address specific issues in relation to the taxation of the digital economy/digital transactions. Any developments that arise in this area could have a significant impact on the Corporation and its tax costs.

The European Commission has conducted investigations in multiple countries focusing on whether local country tax rulings or tax legislation provides preferential tax treatment that violates European Union state aid rules and concluded that certain countries, including Ireland, have provided illegal state aid in certain cases. These investigations may result in changes to the tax treatment of the Corporation’s foreign operations. Due to the large and expanding scale of the Corporation’s international business activities, any changes in the taxation of such activities may increase its worldwide effective tax rate and harm its financial position and results of operations.

Furthermore, certain jurisdictions in which the Corporation or its subsidiaries operate either tax or have proposed to tax players’ gaming winnings or impose a withholding obligation on foreign online gaming operators with respect to gaming winnings, which could make the Corporation’s offerings less attractive to players in those jurisdictions.

The U.S. government has recently enacted the most comprehensive tax reform in a number of years, but due to the Corporation’s profile and current operations in the United States, the tax reform is not anticipated to have a material impact on the Corporation’s current tax position. However, there can be no assurance that the Corporation’s profile and current operations in the United States will not change or that the United States will not enact further tax reform or changes to current tax laws, which could have a material adverse impact on the Corporation’s current or future tax position and an adverse effect on the Corporation’s results of operations, cash flows and financial condition.

The Corporation has significant international operations and plans to continue expanding its operations abroad, which may subject it to increased business and economic risks that could affect its financial results.

The Corporation has significant international operations and plans to continue the international expansion of its business operations and products. The products of the Corporation are available in numerous jurisdictions and nearly two dozen languages, and it operates from offices, data centers or transit points of presence throughout the world. Nearly all the Corporation’s current operations are conducted from offices in foreign jurisdictions, particularly in the Isle of Man, Malta, and in certain member states of the European Union, and it derives revenue from customers in various countries worldwide. As such, the Corporation’s operations and revenues may be adversely affected by changes in foreign government policies and legislation or social, economic or political instability and other factors which are not within the control of the Corporation, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in online gaming policies, regulatory requirements or the personnel administering them, exchange controls, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade and investment barriers and protectionist practices, withdrawals from economic or political unions, such as “Brexit”, taxation policies, including royalty and tax increases (such as additional corporate tax, VAT and gaming duties) and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, evolving regulations regarding data and information privacy and payment processing, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Corporation’s operations are conducted. If the Corporation’s operations or revenues are disrupted or threatened for unexpected reasons, its business may be materially harmed.

The Corporation’s international activities may require protracted negotiations with host governments and regulators, national companies and third parties. Foreign government regulations may require foreign product and service providers to, among other things, be located in or employ citizens or residents of a particular jurisdiction and otherwise comply with numerous and extensive procedures and formalities.  These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities, and, in some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. Management of the Corporation is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Corporation’s cost of doing business or affect its operations in any jurisdiction. In addition, the Corporation may in the future enter into agreements and directly or indirectly conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Corporation has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Corporation.

Moreover, in the event of a dispute arising in connection with the Corporation’s operations with respect to a foreign jurisdiction where it conducts its business or has customers, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of domestic courts or enforcing domestic judgments in such other jurisdictions. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

Although the Corporation believes that management’s experience to date in numerous foreign jurisdictions may be of assistance in helping to reduce these risks, the Corporation’s direct and indirect activities in foreign jurisdictions could be substantially affected by factors beyond the Corporation’s control, any of which could have a material adverse effect on it.

Real or perceived inaccuracies in the Corporation’s customer metrics may harm its reputation and negatively affect its business.

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques, quarterly net yield and net deposits, as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information.  The Corporation continually seeks to improve its estimates of its active customer base, and such estimates may change due to improvements or changes in the Corporation’s methodology.

For example, the methodologies used to measure the Corporation’s customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included, in the calculation of a particular key metric. In addition, as it relates to certain of the Corporation’s product and service offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate the Corporation’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s products and services, but not actually deposit or transfer funds into their real-money accounts with the Corporation. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics.  These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all the Corporation’s metrics are subject to software bugs, inconsistencies in the Corporation’s systems and human error. Notwithstanding, the Corporation believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to accurately represent its customer base, or if it discovers material inaccuracies in its customer metrics, the Corporation may be subject to certain liability and its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

The Corporation’s sportsbook business may experience significant losses with respect to individual events or betting outcomes

The Corporation’s fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted, rather than derived from a pool of stake money received from all customers. A bookmaker’s odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, the gross win percentage for the Corporation has remained fairly constant. However, there can be a high level of variation in gross win percentage event-by-event and day-by-day. The Corporation has systems and controls in place that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing their exposure, and consequently the exposure of the Corporation to this risk in the future. As a result, in the short term, there is less certainty of generating a positive gross-win, and the Corporation may experience (and it has from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an individual event or betting outcome or series of events or betting outcomes. In circumstances where odds compilers and risk managers are capable of human error, then even allowing for the fact that a number of sports betting products are subject to capped pay-outs, significant volatility can occur. Also, there may be such a volume of trading at any particular period of time that even automated systems would not be able to address and eradicate all risks. Any significant losses on a gross-win basis could have a material adverse effect on the Corporation and its cash flows and therefore a material adverse effect on its business, financial condition and results of operations. In addition, if a jurisdiction where it holds or wishes to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on the Corporation’s business.

The sports betting operations of the Corporation are subject to the seasonal variations dictated by the various sports calendars, which will have an effect on its financial performance. For additional information, see “Business of the Corporation—Seasonality and Other Factors Impacting the Business”. A significant proportion of the Corporation’s current sports betting revenue is generated from bets placed on European football, which has an off-season in the summer that can cause a corresponding temporary decrease in its respective revenues. The Corporation’s ability to generate revenues is also affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup and UEFA European Championships. In addition, the ability to generate revenue will be dependent on the progression and results of certain teams within specific tournaments and the failure of such team to progress, or adverse results of such teams, may have adverse consequences on the financial performance of the Corporation.

In online casino, operator losses are limited per stake to a maximum return. When looking at bets across a period of time, operator losses can potentially be larger in the short term, although in practice, this does not happen quickly and thus mitigating action can be taken by the Corporation. Given the high volume of the business and the statistical gross win margin embedded within all casino games, major operator losses are infrequent over long periods.

While the Corporation has implemented systems and controls to monitor and manage such risk, there can be no assurance that these systems and controls will be effective in reducing the exposure to this risk. The effect of future fluctuations and single event losses could have a material adverse effect on the cash flows and therefore a material adverse effect on the business, results of operations, financial condition and prospects of the Corporation.

The Corporation plans to continue to make acquisitions if opportunities arise in the future. Investigating, completing, implementing and integrating acquisitions involve risks that could negatively affect the Corporation’s business, results of operations, cash flows or liquidity.

As part of its business strategy, the Corporation has made and intends to continue to make acquisitions if opportunities arise in the future to add specialized employees and new or complementary companies, products, or technologies. In some cases, the costs of such acquisitions may be substantial, including, without limitation, as a result of professional adviser fees and due diligence efforts; and there is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. Currently, the Corporation anticipates that it may continue to make strategic acquisitions if opportunities arise in the future, some of which may be significant; however, the Corporation may not be able to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing, consent from its lenders or holders of the Preferred Shares, as applicable, or regulatory approvals, and therefore may not be able to complete such acquisitions or strategic investments on favorable terms, if at all. The Corporation may decide to pursue acquisitions with which the Corporation’s investors may not agree and the Corporation cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on the Corporation’s management, as well as on its operational and financial infrastructure. In particular, acquisitions may expose the Corporation to operational challenges and risks, including:

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the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, personnel, financial reporting, accounting and internal controls, technologies and products and services into the Corporation’s business;

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the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

•	entry into markets or acquisition of products or technologies with which The Stars Group has limited or no prior experience;
•	increased indebtedness;
•	the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;
•	the availability of funding sufficient to meet increased capital needs;
•	diversion of management’s attention; and
•	the ability to retain or hire qualified personnel required for expanded operations.

If the Corporation does not successfully integrate future acquisitions, such as its previously announced acquisition of CrownBet and its agreement to acquire an additional interest in CrownBet and for CrownBet to acquire William Hill Australia, it may not realize the expected benefits and its business, liquidity and operating results may be materially adversely affected.

The Corporation may pay substantial amounts of cash or incur debt, including convertible debt, to pay for acquisitions, which could adversely affect its liquidity and its ability to service its debt. The incurrence of indebtedness would also result in increased fixed obligations, increased interest expense, and could also include covenants or other restrictions that would impede the Corporation’s ability to manage its operations. The Corporation may also issue equity securities to pay for acquisitions and may grant a significant amount of equity-based incentive awards to retain the employees of acquired companies, which could increase its expenses, adversely affect its financial results, and result in dilution to its shareholders. In addition, any acquisitions the Corporation announces could be viewed negatively by customers or investors, which may adversely affect its business or the price of its Common Shares.

In addition, acquired companies may have liabilities that the Corporation failed, or was unable, to discover or sufficiently assess in the course of performing due diligence investigations.  The effectiveness of the Corporation’s due diligence review and its ability to evaluate the results of such due diligence are dependent in part upon the accuracy and completeness of statements and disclosures made or actions taken by the companies it acquires or their representatives, as well as the limited amount of time in which acquisitions are executed. In addition, the Corporation may fail to accurately forecast the financial impact of an acquisition transaction, including tax and accounting charges, such as impairments of acquired assets. The Corporation cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset the possible liabilities associated with businesses or properties the Corporation assumes upon consummation of an acquisition. The Corporation may learn additional information about its acquired businesses that could materially adversely affect it, such as unknown or contingent liabilities, unprofitable products, and liabilities related to compliance with applicable laws. Acquisitions may also result in the Corporation’s recording of significant additional expenses to its results of operations and recording of substantial finite-lived intangible assets on its balance sheet upon closing.  Any of these factors, individually or in the aggregate, could have a material adverse effect on the Corporation’s business, results of operations, cash flows or liquidity. For a description of the Kentucky Proceeding (as defined below), see “Legal Proceedings and Regulatory Actions”.

The Corporation cannot assure investors that it will effectively manage its growth.

The growth and expansion of the Corporation’s business, headcount, products and services could create significant challenges for its management, operational, and financial resources, including managing its relationships with customers, investors and other third parties. In the event of continued growth of the Corporation’s operations or in the number of its third-party relationships, the Corporation may not have adequate resources, operationally, technologically or otherwise, to support such growth. In addition, some members of management of the Corporation do not have significant experience managing a large, public global business operation, so its management may not be able to manage such growth effectively. To effectively manage the Corporation’s growth, the Corporation must continue to improve its operational, financial, and management processes and systems and to effectively expand, train, and manage its employee base. As the Corporation’s organization continues to grow, and the Corporation is required to implement more complex organizational management structures, it may find it increasingly difficult to maintain the benefits of its corporate culture and efficiencies, including its ability to quickly develop and launch new and innovative products. This could negatively affect the Corporation’s business performance.

Failure to attract, retain and motivate key employees may adversely affect the Corporation’s ability to compete and the loss of the services of key personnel could have a material adverse effect on its business.

The Corporation depends on the services of its executive officers as well as its key technical, operational, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on the Corporation’s business, results of operations and financial condition. The Corporation’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, operational, marketing and management personnel. Competition for such personnel can be intense, and the Corporation cannot provide assurance that it will be able to attract or retain such highly qualified personnel in the future. Equity-based awards comprise a key component of management compensation, and if the Corporation’s Common Share price declines or is volatile, it may be difficult to retain such individuals.  In addition, as the Corporation matures, the incentives to attract, retain, and motivate employees provided by the Corporation’s equity-based awards or by future arrangements may not be as effective as in the past, and if it issues significant equity to attract additional employees, the ownership of its existing shareholders may be further diluted.  The Corporation’s potential inability to attract and retain the necessary personnel may adversely affect its future growth and profitability. The Corporation’s retention and recruiting may require significant increases in compensation expense, which would adversely affect the Corporation’s results of operation.

The leadership of the Corporation’s current executive officers has been a critical element of the Corporation’s success. The departure, death or disability of any such officers or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on the Corporation’s business. Certain of the Corporation’s other senior management have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the Corporation. The Corporation is not protected by key man or similar life insurance covering its executive officers or members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on the Corporation’s business.

From time to time, The Stars Group may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, employment matters, tax matters, security of customer and employee personal information, contracts with third parties, marketing, infringement of trademarks and other intellectual property rights, its current and former operations and the operations of the Stars Interactive Group or CrownBet businesses prior to their respective acquisitions. Litigation to defend The Stars Group against claims by third parties, or to enforce any rights that The Stars Group may have against third parties, may be necessary, which could result in substantial costs and diversion of The Stars Group’s resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Corporation’s business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against the Corporation for amounts in excess of management’s expectations or any applicable insurance coverage or indemnification right, the Corporation’s results of operations and financial condition could be materially adversely affected.  Any litigation to which the Corporation is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Corporation may decide to settle lawsuits on similarly unfavorable terms.  Moreover, the Corporation cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Corporation’s business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, including the Kentucky Proceeding and certain class action lawsuits, see “Legal Proceedings and Regulatory Actions”.

If the Corporation’s goodwill or intangible assets become impaired, the Corporation may be required to record a significant charge to earnings.

The Corporation reviews its intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, such as a decline in stock price and market capitalization. The Corporation tests goodwill for impairment at least annually. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. The Corporation may be required to record a significant charge in its financial statements during the period in which any impairment of its goodwill or intangible assets is determined, which would negatively affect its results of operations.

New products may be subject to complex revenue recognition standards, which could materially affect the Corporation’s financial results.

As the Corporation introduces new products and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with applicable accounting standards. Transactions may include unique new product offerings, and applicable accounting principles or regulatory product approval delays could further impact the timing of revenue recognition, which could adversely affect The Stars Group’s financial results for any given period.

If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected.

The Corporation’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Corporation fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in their implementation, its business and operating results and market confidence in its reported financial information could be harmed and it could fail to meet its financial reporting obligations.

As at the fiscal year end December 31, 2016, the Corporation had identified material weaknesses in its internal control over financial reporting, which led management to conclude that its internal control over financial reporting as of such date was not effective. The material weaknesses identified related to controls over derivative valuation and hedge accounting, and foreign exchange rate information. For additional information, see the 2017 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”.  As of the date of this annual information form, the Corporation has implemented certain measures, which successfully remediated these material weaknesses as at December 31, 2017, and enhanced the Corporation’s internal control over financial reporting. Although these material weaknesses have been remediated, there can be no assurance that the Corporation’s internal control over financial reporting will be sufficient to prevent these or other material weaknesses in the future.

The existence of any material weaknesses in the future may preclude management from concluding that the Corporation’s internal control over financial reporting is effective and may further preclude the Corporation’s independent auditors from issuing an unqualified opinion that the Corporation’s internal controls are effective. In addition, any material weaknesses could cause investors to lose confidence in the Corporation’s financial reporting and may negatively affect the price of the Common Shares. The Corporation can make no assurances that it will be able to timely and cost effectively remediate any internal control deficiencies. Moreover, effective internal controls are necessary to produce reliable financial reports. If the Corporation is unable to satisfactorily remediate any or if it discovers other deficiencies in its internal control over financial reporting, then such deficiencies could lead to misstatements in its financial statements or otherwise negatively impact its financial statements, business, results of operations, and reputation.

The Corporation’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The Corporation believes that demand for entertainment and leisure activities, including gaming, can be highly sensitive to changes in consumers’ disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the control of the Corporation. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, including online gaming. As a result, the Corporation cannot ensure that demand for its products or services will remain constant. Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities, such as gaming. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for the Corporation’s product offerings, reducing its cash flows and revenues. If the Corporation experiences a significant unexpected decrease in demand for its products, it could incur losses.

The Corporation may require additional capital to support its business growth, and this capital may not be available on acceptable terms, if at all.

The Corporation may require additional capital to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances. The Corporation’s ability to obtain additional capital, if and when required, will depend on its business plans, investor demand, its operating performance, the condition of the capital markets, and other factors. If the Corporation raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of the Corporation’s currently issued and outstanding equity, and its existing shareholders may experience dilution. If the Corporation is unable to obtain additional capital when required, or is unable to obtain additional capital on satisfactory terms, its ability to continue to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and its business may be harmed.

The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition.

The Corporation must comply with all applicable international trade, export and import laws and regulations of Canada, the United States and other countries, and it is subject to export controls and economic sanctions laws and embargoes imposed by the U.S. and Canadian governments. Changes in trade sanctions laws may restrict the Corporation’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to the Corporation’s compliance programs. The Corporation is also subject to the CFPOA, the FCPA, the U.K. Bribery Act, the IOM Bribery Act and other anti-bribery laws that generally prohibit the offering, promising, giving, agreeing to give, or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain a business advantage.  Certain of such laws also require public companies to make and keep books and records that accurately and fairly reflect the transactions of the company and to devise and maintain an adequate system of internal accounting controls.

The Corporation’s business is heavily regulated and therefore involves significant direct and indirect interaction with public officials, including officials of various governments worldwide. The Corporation has implemented safeguards and policies to discourage practices by its directors, officers, employees and agents that would violate applicable laws. See “Directors and Officers—Ethical Business Conduct” below. However, The Stars Group cannot ensure that its compliance controls, policies, and procedures will in every instance protect the Corporation from acts committed by its directors, officers, employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which the Corporation operates.

Violations of these laws and regulations could result in significant fines, criminal sanctions against the Corporation, its officers or its employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, implementation of new or enhanced compliance programs, exclusion from government contracts or programs, prohibitions on the conduct of its business and its inability to market and sell its products in one or more countries. Additionally, any such violations could materially damage the Corporation’s reputation, brand, international expansion efforts, ability to attract and retain employees and customers, and the Corporation’s business, operating results and financial condition. For information regarding a certain previously disclosed foreign payments matter and the Corporation’s review of the same, see “Legal Proceedings and Regulatory Actions” below. In particular, as a result of this matter, the Corporation and one or more subsidiaries could be subject to fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges.  This could have a material adverse effect on the Corporation, including its reputation and ability to conduct business, its holding of gaming regulatory licenses, the listing of its securities on an exchange, its financial position, profitability or liquidity or the market price of its publicly traded shares.  In addition, it is difficult for the Corporation to estimate the time or resources that will be needed for the investigation of this matter or its final resolution because, in part, the time and resources needed are dependent on the nature and extent of the information requested by the authorities involved, and such time or resources could be substantial.

The Corporation’s insurance coverage may not be adequate to cover all possible losses it may suffer, and, in the future, its insurance costs may increase significantly or it may be unable to obtain the same level of insurance coverage.

The Corporation may suffer damage to its property due to a casualty loss (such as fire, natural disasters and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by its management, directors or employees, that could severely disrupt its business or subject it to claims by third parties who are injured or harmed. Although The Stars Group maintains insurance that it believes is adequate, that insurance may be inadequate or unavailable to cover all the risks to which the Corporation’s business and assets may be exposed, including, without limitation, risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible) or loss in excess of insured limits occur, it could have a significant adverse impact on The Stars Group’s business, results of operations or financial condition.

The Stars Group generally renews its insurance policies on an annual basis. If the cost of coverage becomes too high or if The Stars Group believes certain coverage becomes inapplicable, The Stars Group may need to reduce its policy limits or agree to certain exclusions from its coverage in order to reduce the premiums to an acceptable amount or to otherwise reduce its coverage for certain occurrences. On the other hand, The Stars Group may determine that it either does not have certain coverage that would be prudent for its business and the risks associated with its business and/or its current coverages are too low to adequately cover such risks.  In either event, The Stars Group may incur additional or higher premiums for such coverage than it had in prior years.

Among other factors, national security concerns, catastrophic events or any change in the current applicable statutory requirement that insurance carriers offer coverage for certain acts of terrorism could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause the Corporation to elect to reduce its policy limits or not renew its coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, the Corporation may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents. Although the Corporation maintains and monitors its information technology systems and has insurance coverage for protecting against cyber security risks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses it may experience as a result of any cyber attacks.

The Corporation’s results of operations could be affected by natural events in the locations in which it operates or where its customers or suppliers operate.

The Stars Group, its customers, and its suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt operations. Any serious disruption at any of The Stars Group’s facilities or the facilities of its customers or suppliers due to a natural disaster could have a material adverse effect on The Stars Group’s revenues and increase its costs and expenses. If there is a natural disaster or other serious disruption at any of The Stars Group’s facilities, it could impair its ability to adequately supply its customers, cause a significant disruption to its operations, cause The Stars Group to incur significant costs to relocate or re-establish these functions and negatively impact its operating results. While The Stars Group insures against certain risks, such insurance may not adequately compensate The Stars Group for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of The Stars Group’s customers or suppliers may adversely affect its business, results of operations or financial condition. With respect to The Stars Group’s sportsbook business, cancellation or curtailment of significant sporting events, for example due to adverse weather, traffic or transport disruption or civil disturbances, terrorist attacks or the outbreak of infectious diseases may adversely impact The Stars Group’s business, results of operations or financial condition for the relevant period. In addition, the failure of certain sporting teams to qualify for sporting events may also adversely impact The Stars Group’s business, results of operations or financial condition for the relevant period.

Risks Related to Regulation

The online gaming industry is heavily regulated and failure by the Corporation to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, could be disruptive to its business and could adversely affect its operations.

The Corporation and its officers, directors, major shareholders, key employees and business partners are generally subject to the laws and regulations relating to online gaming of the jurisdictions to which the Corporation’s gaming business is subject as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action may have a material impact on the operations and financial results of the Corporation. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation to enable that to happen. Even where a jurisdiction purports to license and regulate online gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over incoming new licensees. As such, some “liberalized” regulatory regimes are considerably more commercially attractive than others.

The regulatory regime imposed upon providers of gaming varies by jurisdiction. Typically, however, most regulatory regimes include the following elements:

•

the opportunity to apply for one or more gaming licenses for one or more categories of products, whether as part of a general round of license issuance (for example, Spain) or as and when the applicant chooses to apply;

•

a requirement for gaming license applicants to make detailed and extensive disclosures as to their beneficial ownership, their source of funds, the probity and integrity of all persons associated with the applicant, the applicant’s management competence and structure and business plans, the applicant’s proposed geographical territories of operation and the applicant’s ability to operate a gaming business in a socially responsible manner in compliance with regulation;

•	interviews and assessments by the relevant gaming authority, intended to inform a regulatory determination of the suitability of applicants for gaming licenses;
•	ongoing reporting and disclosure obligations, both on a set periodic basis and on an ad hoc basis in response to material issues affecting the business;
•

the testing and certification of software and systems, generally designed to confirm such things as the fairness of the gaming products offered by the business, their genuine randomness and ability accurately to generate settlement instructions and recover from outages;

•

the need to account for applicable gaming duties and other taxes and levies, such as fees or contributions to bodies that organize the sports on which bets are offered, as well as contributions to the prevention and treatment of problem gaming; and

•	social responsibility obligations.

Any license, permit, approval or determination of suitability may be revoked, suspended or conditioned at any time. The loss of a license or a determination of unsuitability in one jurisdiction could trigger the loss of a license or affect the Corporation’s eligibility for a license in another jurisdiction. The Corporation may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect its operations. The determination of suitability process may be expensive and time-consuming. The Corporation’s delay or failure to obtain licenses and approvals in any jurisdiction may prevent it from distributing its products and services, increasing its customer base and/or generating revenues. A gaming regulatory body may refuse to issue or renew a license or registration if the Corporation, or one of its directors, officers, employees, major shareholders or business partners: (i) is considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meets a licensing or registration requirement, (iii) has breached or is in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) has made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an enquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) has been refused a similar license or registration in another jurisdiction, (vi) has held a similar license or registration in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of Canada or the United States that calls into question the Corporation’s honesty or integrity or the honesty or integrity of any of its directors, officers, employees or associates. For additional information, see “Business of the Corporation—Regulatory Environment”. Additionally, a gaming regulatory body may refuse to issue or renew a license or approval, or restrict or condition a license or approval, based on the historic activities of the Corporation or its current or former directors, officers, employees, major shareholders or business partners, which could adversely affect its operations or financial condition.

On June 23, 2016, a referendum was held to determine whether the United Kingdom will remain in the European Union. In light of the decision to leave the European Union (commonly referred to as “Brexit”), in addition to the increase in the volatility of both the global currency and financial markets, it may reduce the Corporation’s ability to operate on an unfettered basis in certain European markets that have tried to restrict competition in their domestic market from online gaming companies based overseas.

Additionally, the Corporation’s products and services must be approved in most regulated jurisdictions in which they are offered; this process cannot be assured or guaranteed. Obtaining these approvals is a time-consuming process that can be extremely costly. A developer and provider of online gaming products may pursue corporate regulatory approval with regulators of a particular jurisdiction while it pursues technical regulatory approval for its products and services by that same jurisdiction. It is possible that after incurring significant expenses and dedicating substantial time and effort towards such regulatory approvals, the Corporation may not obtain either of them. If the Corporation fails to obtain the necessary certification, registration, license, approval or determination of suitability in a given jurisdiction, it would likely be prohibited from distributing and providing its products and services in that particular jurisdiction altogether. If the Corporation fails to seek, does not receive, or receives a suspension or revocation of a license in a particular jurisdiction for its products and services (including any related technology and software) then it cannot offer the same in that jurisdiction and its licenses or approvals in other jurisdictions may be impacted. Furthermore, some jurisdictions require license holders to obtain government approval before engaging in some transactions, such as business combinations, reorganizations, stock offerings and repurchases. The Corporation may not be able to obtain all necessary registrations, licenses, permits, approvals or findings of suitability in a timely manner, or at all. Delays in regulatory approvals or failure to obtain such approvals may also serve as a barrier to entry to the market for the Corporation’s products and services. If the Corporation is unable to overcome the barriers to entry, it will materially affect its results of operations and future prospects. To the extent new online gaming jurisdictions are established or expanded, the Corporation cannot guarantee it will be successful in penetrating such new jurisdictions or expanding its business or customer base in line with the growth of existing jurisdictions. As the Corporation directly or indirectly enters into new markets, it may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If the Corporation is unable to effectively develop and operate directly or indirectly within these new markets or if its competitors are able to successfully penetrate geographic markets that it cannot access or where it faces other restrictions, then its business, operating results and financial condition could be impaired. The Corporation’s failure to obtain or maintain the necessary regulatory approvals in jurisdictions, whether individually or collectively, would have a material adverse effect on its business. See “Business of the Corporation – Regulatory Environment”.

To expand into new jurisdictions, the Corporation may need to be licensed, obtain approvals of its products and/or seek licensure of its officers, directors, major shareholders, key employees or business partners. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect the Corporation’s opportunities for growth, including the growth of its customer base, or delay its ability to recognize revenue from its products and services in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on the operations and financial results of the Corporation. There is a risk that governmental authorities may view the Corporation or its officers, directors, major shareholders, key employees or business partners as having violated their local laws, despite the Corporation’s efforts to obtain all applicable licenses or approvals. Therefore, there is a risk that civil and criminal proceedings, including class actions, could be initiated against the Corporation, its officers, directors, major shareholders, key employees or business partners and others involved in the online gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions, payment blocking, Internet service provider blocking or other restrictions being imposed upon the Corporation or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition as well as impact upon the Corporation’s reputation, even in instances where such proceedings are concluded successfully in favor of the Corporation.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to the Corporation’s business to prohibit, legislate or regulate various aspects of the Internet, e-commerce, payment processing, or the online gaming and interactive entertainment industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on the Corporation’s business, financial condition and results of operations, either as a result of the Corporation’s determining that a jurisdiction should be blocked, or because a local license or approval may be costly for the Corporation or business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions. See “Business of the Corporation—Regulatory Environment”, including for additional information regarding the recently passed Financial Blocking Bill in Russia.

Public opinion can also exert a significant influence over the regulation of the online gaming industry. A negative shift in the public’s perception of online gaming could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize online gaming, thereby limiting the number of new jurisdictions into which the Corporation could expand. Negative public perception could also lead to new restrictions on or to the prohibition of online gaming in jurisdictions in which the Corporation currently operates.

The Corporation may not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.

The Corporation directly and indirectly participates in the new and evolving online gaming industry through its online (including mobile) and social products. The Corporation intends to take advantage of the liberalization of online gaming, both within North America, Europe and elsewhere internationally; however, expansion of online gaming involves significant risks and uncertainties, including legal, business and financial risks. The success of online gaming and the Corporation’s products and services may be affected by future developments in social networks, mobile platforms, regulatory developments, payment processing laws, data and information privacy laws and other factors that the Corporation is unable to predict and are beyond its control. Consequently, the Corporation’s future operating results relating to its online gaming products are difficult to predict, and the Corporation cannot provide assurance that its products and services will grow at expected rates or be successful in the long term.

Additionally, the Corporation’s ability to successfully pursue its online gaming strategy depends on the laws and regulations relating to wagering through interactive channels. There is considerable debate over, and opposition to, online and interactive real-money gaming. There can be no assurance that this opposition will not succeed in preventing the legalization of online gaming in jurisdictions where it is presently prohibited, prohibiting or limiting the expansion of online gaming where it is currently permitted or causing the repeal of legalized online gaming in any jurisdiction. Any successful effort to curtail the expansion of, or limit or prohibit, legalized online gaming could have an adverse effect on the Corporation’s results of operations, cash flows and financial condition. Combatting such efforts to curtail expansion of, or limit or prohibit, legalized online gaming can be time-consuming and can be extremely costly.

For example, there was uncertainty as to whether the U.S. Federal Wire Act prohibited U.S. states from conducting intrastate lottery transactions via the Internet if the transmissions over the Internet during the transaction crossed state lines. In late 2011, the Office of Legal Counsel of the DOJ issued an opinion to the effect that state lottery ticket sales over the Internet to in-state adults do not violate the U.S. Federal Wire Act. The opinion provided an impetus for states to authorize forms of online lottery or gaming in order to generate additional revenue. However, to the extent states wish to pursue online gaming, such states may be required or otherwise deem it advisable to enact enabling legislation or new regulations addressing the sale of lottery tickets or the offering of other forms of gaming through online channels, such as the actions taken by Delaware, Nevada, New Jersey and Pennsylvania to authorize various forms of online gaming.

Despite the 2011 DOJ opinion, there are still significant forces working to limit or prohibit online gaming in the United States. On February 4, 2015, Representative Jason Chaffetz introduced the Restoration of America’s Wire Act (“RAWA”) in the U.S. House of Representatives and on June 24, 2015 and September 21, 2016, Senator Lindsey Graham and Senator Tom Cotton, respectively, introduced similar legislation in the U.S. Senate. RAWA and its counterparts in the Senate failed to pass Congress in the 114th Session of Congress and therefore the legislation expired. As of early March 2018, RAWA had not been reintroduced in the current 115th Session of Congress. In January 2017, U.S. Attorney General Jeff Sessions also vowed to review the 2011 DOJ opinion. As proposed, RAWA would revise the Federal Wire Act to ban most forms of online gambling, including sports betting, online poker, online casino games, fantasy sports and other activities. The enactment of online gaming legislation that federalizes significant aspects of the regulation of online gaming and/or limits the forms of online wagering that are permissible could have an adverse impact on the Corporation’s ability to pursue its interactive strategy in the United States.

Further, as detailed above, the Supreme Court recently heard arguments in Murphy v. National Collegiate Athletic Association related to the constitutionality of PASPA.  There is a risk that the Supreme Court rules against the State of New Jersey and determines that PASPA is constitutional.  Such a result would impact the Corporation’s ability to expand its sports betting offering within the United States for the foreseeable future.

Internationally, laws relating to online gaming are evolving, particularly in Europe. To varying degrees, a number of European governments have taken steps to change the regulation of online wagering through the implementation of new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. The Corporation cannot predict the timing, scope or terms of any such state, federal or foreign laws and regulations, or the extent to which any such laws and regulations will facilitate or hinder its interactive strategy.

Moreover, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently conducts business, including in jurisdictions where the Corporation’s products and services are available through its multi-jurisdictional licenses, which would harm its operating results and financial condition. For example, in 2017 the Company ceased offering its real-money online products to customers physically located in Australia, Colombia and Slovenia due to changes in the regulatory environment in those jurisdictions. Additionally, if new or existing gaming laws or regulations instituting a legal regime for online gaming in jurisdictions where the Corporation does not currently operate are implemented in a manner that could prevent the Corporation from taking advantage of such new or existing laws or regulations due to historic actions of the Corporation or of its directors, officers, employees or other stakeholders, this could harm the Corporation’s business, results of operations and financial condition.

If the Corporation fails to comply with any existing or future laws or requirements, regulators may take action against the Corporation, which could ultimately include fines, the conditioning, suspension or revocation of approvals, registrations, permits or licenses, and other disciplinary action. If the Corporation fails to adequately adjust to any such potential changes, its business, results of operations or financial condition could be harmed.

The Corporation’s business is subject to complex and evolving domestic and foreign laws and regulations regarding the Internet, privacy, data protection, competition, consumer protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Corporation’s business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm its business.

In addition to regulations governing online gaming, the Corporation is subject to a variety of laws and regulations domestically and abroad that involve the Internet, e-commerce, privacy, and protection of data and personal information, rights of publicity, acceptable content, intellectual property, advertising, marketing, distribution, data and information security, electronic contracts and electronic communications, competition, protection of minors, consumer protection, unfair commercial practices, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment and payment processing services. The introduction of new products, expansion of the Corporation’s activities in certain jurisdictions, or other actions that the Corporation may take may subject it to additional laws, regulations or other government scrutiny. For example, when the Corporation began offering sports betting in Great Britain, it became subject to certain financing arrangements intended to support industries from which it profits, including the statutorily imposed Horserace Betting Levy, which is intended to support the British horse racing industry. In addition, foreign data and information protection, privacy, competition and other laws and regulations can impose different obligations or be more restrictive than those in the United States or Canada.  For example, the Corporation handles, collects, stores, retrieves, transmits and uses confidential, personal information relating to its customers and employees for various business purposes, including marketing and financial purposes, and credit card information for processing payments. The Corporation may share this personal or confidential information with vendors or other third parties in connection with processing of transactions, operating certain aspects of its business, combating fraud or for marketing purposes.

These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations, including pre-existing laws regulating communications and commerce in the context of the Internet and e-commerce, are often uncertain, particularly in the new and rapidly evolving industries in which the Corporation operates, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with its current policies and practices. Any regulatory or legislative action affecting the manner in which the Corporation displays content or provides its products to its customers or obtains consent to various practices could adversely affect customer growth and engagement, including by restricting or prohibiting the use of the Internet. In addition, foreign court judgments or regulatory actions could impact the Corporation’s ability to transfer, process and/or receive information that is critical to its operations, including information relating to suppliers, partners or customers. Such judgments or actions could affect the manner in which the Corporation provides its products or services and adversely affect its financial results.

Proposed or new legislation and regulations relating to the above matters could also significantly affect the business of the Corporation. For example, the European Commission has approved the GDPR, a single framework for data protection regulation in the European Union, which is due to come into force on May 25, 2018. The GDPR will include operational requirements for companies that receive or process personal data of residents of the European Union that are different and generally more stringent than those currently in place in the European Union, and that will include significant penalties for non-compliance. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas affecting the Corporation’s business, such as liability for copyright infringement by third parties. In addition, some jurisdictions are considering or have passed legislation implementing data and information protection requirements or requiring local storage and processing of data and information or similar requirements that could increase the cost and complexity of delivering the Corporation’s services, and to the extent the Corporation is subject to data and/or information protection laws and regulations of any jurisdiction that does not adopt the GDPR, the Corporation may experience increased costs and expenses as a result of having to comply with multiple, and potentially conflicting, data and/or information protection laws and regulations.

Legislators and regulators also look beyond online gaming regulations specifically in order to implement restrictive measures on online gaming. In certain jurisdictions, this has included restrictions on payment processing, internet blocking, account and identity verification requirements, and similar measures. For example, in June 2010, Norway enacted a law prohibiting the remittance of monies from Norwegian bank accounts to gaming operators and in November 2017, Russian President Putin signed a bill into law that would require certain banks and payment processors within Russia to block transactions between Russian-based customers and off-shore online gaming operators. Such regulations, if not appropriately mitigated, could materially adversely affect the Corporation’s business, results of operations or financial condition. For additional information regarding the bill, see “Business of the Corporation—Regulatory Environment”.

In addition, such restrictive measures may impact the ability or desire of third-party suppliers, including, without limitation, payment processors, to provide services to the Corporation globally or in certain jurisdictions. A supplier could require that as a condition of the Corporation’s continued use of its products the Corporation restrict access from customers in certain jurisdictions.  Such restrictions from third-party suppliers could affect the manner in which the Corporation provides its products or services in certain jurisdictions and adversely affect its financial results due to the potential need to make a determination to change suppliers, which may not be on as favorable terms, or comply with the supplier’s request to cease making our products and services available in one or more jurisdictions.

The Corporation is also vulnerable to the ongoing development of intellectual property laws and/or political, legislative, regulatory developments that may seek further liability to pay royalties or other types of levy to the organizers of sporting events or data right owners, which arise from the concept of the so-called “right-to-bet”, where the organizers of sporting events and competitions and those claiming to have data rights in relation to such events seek to obtain a share of the revenue gaming operators generate on such events and competitions. In all such cases, the level of any such levy, fee or royalty will be outside the control of the Corporation. The Corporation cannot predict with any certainty what further payments may be required in the future and what other additional resources may need to be made available to address the conditions on which fees, royalties or other levies may be imposed, as well as sports integrity issues.

These laws and regulations, as well as any changes to such laws and any related inquiries, investigations, or any other government actions, may be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase the Corporation’s operating costs, require significant management time and attention, and subject the Corporation to remedies that may harm its business, including fines or demands or orders that the Corporation modifies or ceases certain or all existing business practices, such as limiting its use of personal information to add value for customers, or implement costly and burdensome compliance measures.  Any such consequences could adversely affect the Corporation’s business, results of operations or financial condition.

The Corporation has been subject to regulatory investigations and settlements and it expects to continue to be subject to such proceedings in the future, which could cause it to incur substantial costs or require it to change its business practices in a manner materially adverse to its business.

From time to time, the Corporation receives formal and informal inquiries from government authorities and regulators, including securities authorities, tax authorities and gaming regulators, regarding its compliance with laws and other matters. The Corporation expects to continue to be the subject of investigations and audits in the future as it continues to grow and expand its operations. Violation of existing or future regulatory orders or consent decrees could subject the Corporation to substantial monetary fines and other penalties that could negatively affect its financial condition and results of operations. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause the Corporation to incur substantial costs, expose it to unanticipated civil and criminal liability or penalties, or require it to change its business practices in a manner materially adverse to its business. See also “—The Corporation may have exposure to greater than anticipated tax liabilities” and “Legal Proceedings and Regulatory Actions”.

The Stars Group’s shareholders are subject to extensive governmental regulation, and if a shareholder is found unsuitable by a gaming authority, that shareholder may not be able to beneficially own certain of the Corporation’s securities either directly or indirectly.

In many jurisdictions, gaming laws can require any of the Corporation’s shareholders to file an application, be investigated, and qualify or have his, her or its suitability determined by gaming authorities. Gaming authorities have very broad discretion in determining whether an applicant should be deemed suitable. Subject to certain administrative proceeding requirements, the gaming regulators have the authority to deny any application or limit, condition, restrict, revoke or suspend any license, registration, finding of suitability or approval, or fine any person licensed, registered or found suitable or approved, for any cause deemed reasonable by the gaming authorities.

Furthermore, any person found unsuitable by a gaming authority may not hold directly or indirectly ownership of any voting security or the beneficial or record ownership of any nonvoting security or any debt security of any public corporation which is registered with the relevant gaming authority beyond the time prescribed by the relevant gaming authority. A violation of the foregoing may constitute a criminal offense. A finding of unsuitability by a particular gaming authority impacts that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, sometimes 5%, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions for “institutional investors” that hold a company’s voting securities for investment purposes only.  Some jurisdictions may also limit the number of gaming licenses with which a person may be associated.

The Corporation’s articles include certain provisions to ensure that the Corporation complies with applicable gaming regulations. These provisions provide, among other things, that the Corporation shall have the right, subject to the conditions set out in the gaming provisions share terms, to redeem Common Shares held by an unsuitable person. Such redemption rights may negatively affect the trading price of the Common Shares and may negatively affect the liquidity of the Common Shares.

Risks Related to the Corporation’s Intellectual Property and Technology

The Stars Group’s intellectual property may be insufficient to properly safeguard its technology and brands.

The Corporation holds patents, trademarks and other intellectual property rights. The Corporation has also applied for patent protection in the United States, Canada, Europe and other countries relating to certain existing and proposed processes, designs and methods and other product innovations. Patent applications can, however, take many years to issue and the Corporation can provide no assurance that any of these patents will be granted at all, particularly in light of a global shift towards not granting patents involving computer related inventions. If the Corporation is denied any or all of these patents, it may not be able to successfully prevent its competitors from imitating its products and services or using some or all of the processes that are the subject of such patent applications. Such imitation may lead to increased competition within the finite market for the Corporation’s products and services. Even if pending patents are granted to the Corporation, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies or may be vulnerable to challenge due to it changing case law regarding the patentability of computer related inventions. If the granted patents are challenged, protection may be lost. The Corporation’s success may also depend on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection of its proprietary technologies and other game innovations. The Corporation may not be able to build and maintain goodwill in its trademarks or obtain trademark protection. There can be no assurance that any trademark, copyright or granted patent will provide competitive advantages for The Stars Group or that The Stars Group’s intellectual property will not be successfully challenged or circumvented by competitors.

Source codes for The Stars Group’s technology may receive protection under international copyright laws.  However, for many third parties who intend to use The Stars Group source codes without The Stars Group’s consent, the presence of copyright protection in the source codes alone may not be enough of a deterrent to prevent such use. As such, The Stars Group may need to initiate legal proceedings following such use to obtain orders to prevent further use of the source code.

The Corporation also relies on trade secrets and proprietary know-how. Although the Corporation generally requires its employees and independent contractors to enter into confidentiality and intellectual property assignment agreements, it cannot be assured that the obligations therein will be maintained and honored. If these agreements are breached, it is unlikely that the remedies available to the Corporation will be sufficient to compensate it for the damages suffered even if the Corporation promptly applies for injunctive relief. In spite of confidentiality agreements and other methods of protecting trade secrets, the Corporation’s proprietary information could become known to or independently developed by competitors. If the Corporation fails to adequately protect its intellectual property and confidential information, its business may be harmed and its liquidity and results of operations may be materially adversely impacted.

The Corporation may be subject to claims of intellectual property infringement or invalidity and adverse outcomes of litigation could unfavorably affect its operating results.

The Corporation monitors for infringement and misappropriation of intellectual property by, among other thing, using brand enforcement software that searches the Internet for potential infringements upon the Corporation’s intellectual property rights, and the Corporation also has a standardized process for enforcing its intellectual property rights in the event of a potential infringement. However, monitoring for such infringement and misappropriation can be difficult and expensive, and the Corporation may not be able to detect infringement or misappropriation of its proprietary rights. Although the Corporation intends to aggressively pursue anyone who is reasonably believed to be infringing upon its intellectual property rights and who poses a significant commercial risk to the business, to protect and enforce its intellectual property rights, initiating and maintaining suits against such third parties will require substantial financial resources. The Corporation may not have the financial resources to bring such suits, and, if it does bring such suits, it may not prevail. Regardless of the Corporation’s success in any such actions, the expenses and management distraction involved may have a material adverse effect on its financial position. A significant portion of the Corporation’s revenues is generated from products using certain intellectual property rights, and The Stars Group’s operating results would be negatively impacted if it was unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of the Corporation’s cybersecurity efforts.

If the registration and enforcement policies regarding the Corporation’s intellectual property portfolios are inadequate to deter unauthorized use or appropriation by third parties, the value of the Corporation’s brands and other intangible assets may be diminished and competitors may be able to more effectively mimic its brands, products, services, and methods of operations. Such events could have an adverse effect on the Corporation’s business and financial results.  At the same time, the Corporation has to be mindful of how it will be perceived by its customers and potential customers if it deploys an unduly strict enforcement policy; an overly aggressive position may deter its customers from supporting the brands and therefore damage not only the brands’ reputation in the market place but also negatively impact financial results.

Further, the Corporation’s competitors have been granted patents protecting various gaming products and services features, including systems, methods and designs. If the Corporation’s products and services employ these processes, or other subject matter that is claimed under its competitors’ patents, or if other companies obtain patents claiming subject matter that the Corporation uses, those companies may bring infringement actions against it. The question of whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. In addition, because patent applications can take many years to issue, there may be applications now pending of which the Corporation is unaware, which might later result in granted patents that the Corporation’s products and services may infringe. There can be no assurance that the Corporation’s products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third-party patent. If any of the Corporation’s products and services infringes a valid patent, the Corporation may be required to discontinue offering certain products or systems, pay damages, purchase a license to use the intellectual property in question from its owner, or redesign the product in question to avoid infringement. A license may not be available or may require The Stars Group to pay substantial royalties, which could in turn force The Stars Group to attempt to redesign the infringing product or to develop alternative technologies at a considerable expense. Additionally, the Corporation may not be successful in any attempt to redesign the infringing product or to develop alternative technologies, which could force the Corporation to withdraw its product or services from the market.

The Corporation may also infringe other intellectual property rights belonging to third parties, such as trademarks, copyrights and confidential information. As with patent litigation, the infringement of trademarks, copyrights and confidential information involve complex legal and factual issues and the Corporation’s products, branding or associated marketing materials may be found to have infringed existing third-party rights.  When any third-party infringement occurs, the Corporation may be required to stop using the infringing intellectual property rights, pay damages and, if it wishes to keep using the third party intellectual property, purchase a license or otherwise redesign the product, branding or associated marketing materials to avoid further infringement. Such a license may not be available or may require The Stars Group to pay substantial royalties.

It is also possible that the validity of any of The Stars Group’s intellectual property rights might be challenged or an attempt to reduce the Corporation’s intellectual property rights or protections may be made either in standalone proceedings or as part of infringement claims. There can be no assurance that The Stars Group’s intellectual property rights will withstand an invalidity claim and, if declared invalid, the protection afforded to the product, branding or marketing material will be lost.

Moreover, the future interpretation of intellectual property law regarding the validity of intellectual property by governmental agencies or courts in Canada, Europe, the United States or other jurisdictions in which The Stars Group has rights could negatively affect the validity or enforceability of the Corporation’s current or future intellectual property. This could have multiple negative impacts including, without limitation, the marketability of, or anticipated revenue from, certain of The Stars Group’s products. Additionally, due to the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, the Corporation’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada, Europe or the United States. The Corporation’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason in these jurisdictions could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and the Corporation may not have the financial and human resources to defend itself against any infringement suits that may be brought against The Stars Group. Litigation can also distract management from day-to-day operations of the business.

In addition, the Corporation’s business is dependent in part on the intellectual property of third parties. For example, the Corporation licenses trademarks and other intellectual property from third parties for use in its gaming products. The future success of the Corporation may depend upon its ability to obtain licenses to use new marks and its ability to retain or expand existing licenses for certain products. If the Corporation is unable to obtain new licenses or renew or expand existing licenses, it may be required to discontinue or limit its use of such products that use the licensed marks and its financial condition, operating results or prospects may be harmed.

Compromises of the Corporation’s systems, manipulation of its products or services, or unauthorized access to its confidential information or data, or its customers’ personal information or data, could materially harm The Stars Group’s reputation and business.

The Stars Group assesses and monitors the security of its systems as well as the collection, storage and transmission of customer information on an ongoing basis. See also “Business of the Corporation—Technology Infrastructure and Research and Development”. However, The Stars Group’s business is prone to cyber-attacks. Cyber-attacks may be carried out by third parties or insiders using techniques that range from highly sophisticated efforts to electronically circumvent network security or overwhelm websites to more traditional intelligence gathering and social engineering aimed at obtaining information necessary to gain access. These third parties often seek unauthorized access to the Corporation’s confidential information or data or its customers’ or employees’ personal information or data, or to maliciously overwhelm the Corporation’s services, which could result in prolonged outages during which customers would be unable to use the Corporation’s products or services.  Any failure to prevent or mitigate security breaches and improper access to or disclosure of the Corporation’s data or user information could result in the loss, corruption or misuse, including fraudulent manipulation of or “ransom” demands with respect to, such data or information, which could harm the Corporation’s business and reputation and diminish its competitive position. In addition, computer malware, viruses, denial-of-service, social engineering (predominantly spear phishing attacks) and general hacking and similar attacks by third parties have become more prevalent in the Corporation’s industries. Although the Corporation has not experienced attacks that have resulted in a material adverse effect on the Corporation, such as a materially prolonged service outage or the compromise of a material amount of company or personal data, attacks have occurred on its systems in the past, most commonly distributed denial-of-service attacks, and will occur on its systems in the future. As a result of the Corporation’s prominence in the industries in which it operates, particularly in online gaming, and large customer base who provide personal information to create real-money accounts, as well as the ever increasing sophistication of individual and organized hacking attempts, which in recent years have resulted in massive breaches of data from other Internet-facing companies, including online gaming companies, and customers’ tendencies to share password and email information across different websites, the Corporation believes that it is a particularly attractive target for such breaches and attacks. Such attacks may cause, among other things, (i) interruptions to the products and services the Corporation provides, which could lead to lost revenues, confidence and trust, (ii) compromises of confidential customer or employee information, (iii) unauthorized access to proprietary or sensitive information, (iv) devaluation of the Corporation’s intellectual property, (v) increased expenditures on data and information security and remediation costs, (vi) destruction or corruption of data, (vii) theft of financial assets, (viii) litigation, fines, liability, disciplinary action or investigations by customers (for lost deposits, wagers, personal information, or otherwise) or applicable regulatory authorities, as applicable, (ix) other regulatory scrutiny, (x) increased insurance premiums, (xi) reputational and competitive harm as a result of negative customer experiences, including as a result of the foregoing, and (xii) a negative impact on the Corporation’s internal control over financial reporting. The Corporation’s efforts to protect its products and services, and company and customer data and information may also be unsuccessful due to software bugs or other technical malfunctions, employee, contractor or vendor error or malfeasance, government surveillance, break-ins or theft, third-party security breaches, or other factors or threats that evolve, such as casualty loss. In addition, third parties may attempt to fraudulently induce employees or customers to, or the Corporation’s employees or customers themselves may, disclose information in order to gain access to the Corporation’s data or its customers’ information and potentially use such data or information improperly.  Although the Corporation believes it and its internal information security group are adequately prepared and have developed systems and processes that are designed to prevent or hinder cyber-attacks and protect its systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including, without limitation, a disaster recovery strategy for server and equipment failure and back office systems and the use of third parties for certain cyber security services, the Corporation cannot assure investors that such measures will provide absolute security.  Disruptions from unauthorized access to, fraudulent manipulation of, or tampering with the Corporation’s computer systems and technological infrastructure, or those of third parties The Stars Group utilizes, in any such event could result in a wide range of negative outcomes, including those outcomes listed above, each of which could have a material adverse effect on the Corporation’s business, operating results and financial condition.

The Corporation also provides limited information to certain third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data and information security practices, or in the event of a breach of their networks, the Corporation’s customers’ information may be improperly accessed, used, or disclosed.

Any loss, disclosure or misappropriation of, or access to, customers’ or other proprietary information or other breach of The Stars Group’s information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt The Stars Group’s operations, force it to modify its business practices, damage its reputation and expose it to claims from its customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on The Stars Group’s business, financial condition and operations.

In addition, The Stars Group’s customers may attempt or commit fraud, or cheat or use impermissible methods in violation of the Corporation’s terms and conditions of use, such as the use of artificial intelligence or bots with respect to online poker offerings, to create an artificial competitive advantage in order to increase winnings. Acts of fraud or cheating may involve various tactics, possibly in collusion with employees or other customers of the Corporation. Internal acts of cheating could also be conducted by employees through collusion with programmers and other personnel. See also “Business of the Corporation—Technology Infrastructure and Research and Development”.  Failure to discover such acts or schemes in a timely manner could result in losses in The Stars Group’s operations. In addition, negative publicity related to such schemes could have an adverse effect on The Stars Group’s reputation, potentially causing a material adverse effect on the Corporation’s business, financial condition, and results of operations.

The Corporation’s business is dependent on its ability to maintain and scale its technical infrastructure, and any significant disruption in its service, including service interruptions of Internet and other technology service providers, could damage its reputation, result in a potential loss of customers and engagement, and adversely affect its financial results.

The Corporation’s reputation and ability to attract, retain and serve its customers is dependent upon the reliable performance of its products and its underlying technical infrastructure. The Corporation’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. If the products of the Corporation are unavailable when customers attempt to access them, or if they do not load as quickly as expected, customers may not use such products as often in the future, or at all. If the Corporation’s customer base and engagement continue to grow, and the amount and types of products and services continue to grow and evolve, the Corporation will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of its customers. Such infrastructure expansion may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of the Corporation’s products. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after the Corporation has started to fully utilize the underlying equipment or software, that could further degrade the customer experience or increase the Corporation’s costs. As such, it is possible that the Corporation may fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, the business of the Corporation may be subject to interruptions, delays, or failures resulting from earthquakes, adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks or other catastrophic events. If such an event were to occur, customers may be subject to service disruptions or outages and the Corporation may not be able to recover its technical infrastructure and customer information in a timely manner to restart or provide its products or services, which may adversely affect its financial results.

A substantial portion of the Corporation’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers.  If Internet service providers experience service interruptions, including as a result of cyber-attacks, communications over the Internet may be interrupted and impair the Corporation’s ability to carry on business. In addition, the Corporation’s ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, the Corporation continuously seeks to strengthen and enhance its current facilities and the capability of its system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or the Corporation’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming and interactive entertainment industries and the Corporation’s customers.  Any difficulties these providers face may adversely affect the Corporation’s business, and the Corporation exercises little control over these providers, which increases its vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, which causes a delay or interruption in the Corporation’s online services and products and e-commerce services, including its ability to handle existing or increased traffic, could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

The Corporation may experience losses due to technical problems with its products, services or internal systems.

The Corporation’s products and internal systems rely on software, including software developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, the Corporation’s products and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data and information. The software on which the Corporation relies has contained, and may currently or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which the Corporation relies may result in a negative experience for its customers, delay product introductions or enhancements, result in targeting, measurement, or processing errors, such as incorrectly determining game outcomes or customer winnings, or compromise its ability to protect the information of its customers and/or its intellectual property. Any errors, bugs, or defects discovered in the software on which the Corporation relies could result in damage to its reputation, loss of customers, loss of revenue, liability for damages, impairment of its ability to offer its products in the future, and/or delays in releases of its products or product enhancements, any of which could adversely affect its business and financial results.

Furthermore, the costs incurred in correcting any product or service defects or errors may be substantial and could adversely affect the Corporation’s operating margins. There can be no assurance that the Corporation’s efforts to monitor, develop, modify and implement appropriate test and processes for the Corporation’s products or services will be sufficient to permit it to avoid a rate of failure in its products or services that results in substantial delays, significant repair or replacement costs or potential damage to its reputation, any of which could have a materially adverse effect on the Corporation’s business, results of operations and financial condition.

The Corporation may also be subject to claims that its products or services are defective or that some function or malfunction of its products caused or contributed to damages. The Corporation attempts to minimize this risk by incorporating provisions into its standard agreements and terms and conditions of use that are designed to limit the Corporation’s exposure to potential claims of liability, in addition to maintaining applicable liability insurance policies. However, there can be no assurance that all claims will be barred by the contractual provisions and terms and conditions of use limiting liability or that the provisions will be enforceable. The Corporation may be liable for any unforeseen failures or damages regarding the use of its products or services. A significant liability claim against the Corporation could have a materially adverse effect on its operating results and financial position.

Risks Related to the Corporation’s Common Shares

The price and trading volume of the Common Shares has been and will likely continue to be volatile.

The market price of the Common Shares has been and will likely continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume of the Common Shares will likely continue to fluctuate and cause significant price variations to occur. Volatility in the market price of the Common Shares may prevent a holder of Common Shares from being able to sell their shares. In addition to the factors discussed in this annual information form, the market price for the Common Shares could fluctuate significantly for various reasons, many of which are beyond the Corporation’s control, including:

•	the Corporation’s operating and financial performance;
•	the Corporation’s quarterly or annual earnings and key operational, financial and customer measures and metrics or those of other companies in the Corporation’s industries;
•	conditions that impact demand for the Corporation’s products and services;
•	the public’s reaction to the Corporation’s press releases, other public announcements and filings with securities authorities;
•	changes in earnings estimates, recommendations or expectations by securities analysts who track the Common Shares, or failure to meet such estimates, recommendations or expectations;
•	market and industry perception of the Corporation’s success, or lack thereof, in pursuing its growth strategy;
•

additional Common Shares being sold into the market by the Corporation, its existing shareholders, or in connection with acquisitions, including Common Shares sold by the Corporation’s employees to cover tax liabilities in connection with equity-based compensation vesting events, or the anticipation of such sales;

•	investor sentiment with respect to the Corporation’s competitors, business partners and its industries in general;
•	changes in stock market valuations of companies in the industries in which the Corporation operates;
•	substantial “short” positions in the Corporation’s Common Shares and other hedging activities by investors from which they would benefit from declines in the market price of its Common Shares;
•	inclusion, exclusion or removal of the Corporation’s Common Shares from any trading indices;
•

strategic actions by the Corporation or its competitors, such as significant products, services or features, technical innovations, strategic partnerships, joint ventures, capital commitments, acquisitions or restructurings, or the announcement of any of the foregoing;

•	changes in government regulation, including the regulation of online gaming and additional or increased taxes or duties;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•

announcements by the Corporation or estimates by third parties of actual or anticipated changes in the Corporation’s reported key metrics, including the size of the Corporation’s customer base or customer activity, engagement or monetization;

•	lawsuits threatened or filed and regulatory investigations or actions threatened or taken against the Corporation;
•	changes and other developments in anticipated or new legislation and pending lawsuits or regulatory actions, including interim or final rulings by tax, judicial or regulatory bodies;
•	arrival and departure of key personnel;
•	changes in the Corporation’s capital structure;
•	sale of Common Shares by the Corporation or by members of the management team or the Corporation’s Board of Directors (the “Board”);
•

changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as whole; and

•	other events or factors, including those resulting from war, natural disasters or incidents of terrorism, or responses to those events.

The Common Shares are currently listed on both the NASDAQ (as defined below) and the TSX and volatility in the market prices of the Common Shares may increase as a result thereof because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the gaming industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with the Corporation, and these fluctuations could materially reduce the Common Share price.

The Corporation’s Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of a liquidation.

The Common Shares rank junior to the Preferred Shares with respect to amounts payable in the event of its liquidation, dissolution or winding-up. If the Corporation voluntarily or involuntarily liquidates, dissolves or winds-up, no distribution of its assets may be made to holders of Common Shares until the Corporation has paid to holders of the Preferred Shares a liquidation preference. For additional information regarding the Preferred Shares, see “Description of Capital Structure—Preferred Shares” below.

Certain provisions of the Preferred Shares could delay or prevent an otherwise beneficial takeover attempt of The Stars Group and, therefore, the ability of holders to exercise their rights associated with a potential fundamental change.

Certain provisions of the Preferred Shares could make it more difficult or more expensive for a third party to acquire the Corporation. For example, if a fundamental change were to occur, holders of the Preferred Shares may have the right to convert their Preferred Shares, in whole or in part, at an increased conversion rate and will also be entitled to receive a fundamental change make-whole amount. These features of the Preferred Shares could increase the cost of acquiring the Corporation or otherwise discourage a third party from acquiring it. For additional information regarding the Preferred Shares, see “Description of Capital Structure—Preferred Shares” below.

The Corporation’s advance notice bylaws may prevent attempts by its shareholders to replace or remove its current management.

Provisions in the Corporation’s bylaws may frustrate or prevent any attempts by the Corporation’s shareholders to replace or remove current management by making it more difficult for shareholders to remove The Stars Group’s directors. These charter provisions could make the removal of management more difficult. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for Common Shares. They could also deter potential acquisitions of the Corporation, thereby reducing the likelihood that shareholders could receive a premium for Common Shares in an acquisition.

Future sales, the possibility of future sales, or “short” positions in a substantial amount of the Corporation’s Common Shares may depress the price of its Common Shares.

Future sales, the possibility of future sales, or “short” positions in a substantial amount of the Corporation’s Common Shares in the public market could adversely affect the prevailing market price of the Common Shares and could impair The Stars Group’s ability to raise capital through future sales of equity securities. The Corporation cannot predict future sales, the possibility of future sales, or “short” positions, or the effect, if any, that any of the same may have on the market price of its Common Shares.  Sales of substantial amounts of Common Shares (including Common Shares issued in connection with an acquisition), or the perception that such sales could occur, and substantial “short” positions may adversely affect prevailing market prices for Common Share.

The Corporation does not intend to pay cash dividends in the foreseeable future.

The Corporation has never declared or paid cash dividends and has no present plans to pay cash dividends to its shareholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Corporation is within the discretion of the Board and will depend on the Corporation’s earnings, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Based on publicly available information as of the date hereof, certain shareholders, each individually and collectively, own a significant amount of the Corporation’s shares on a fully diluted basis and may be able to exert influence over matters requiring shareholder approval.

As of early March 2018 and based on publicly available information, GSO Capital Partners LP (“GSO”), Caledonia (Private) Investments Pty Limited, Tang Hao (through certain affiliated entities), and BlackRock Financial Management, Inc. (“BlackRock”) (including through their respective affiliated funds or accounts managed or advised by them or their affiliates, as applicable), beneficially owned or had control over 15.4%, 13.6%, 12.2% and 9.1%, respectively, of The Stars Group’s outstanding shares on a fully-diluted basis. As a result, each individually and collectively (in the case of GSO and BlackRock, following the conversion of its Preferred Shares into Common Shares) may be able to exercise significant influence over any matter requiring shareholder approval in the future.

DIVIDENDS AND DISTRIBUTIONS

The Corporation has never declared or paid any dividend or any other distribution. The Corporation currently intends to retain any future earnings to fund the development and growth of its business and does not currently anticipate paying any dividend or distribution in the foreseeable future. Any future determination to pay dividends or distributions will be at the discretion of the Board and will depend upon many factors, including, without limitation, the Corporation’s results of operations, capital requirements and other factors as the Board may deem relevant, as well as any restrictions under its articles or applicable law.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 12, 2018, The Stars Group’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the same date, the Corporation had a total of the following issued and outstanding equity securities:

As at March 12, 2018
Common Shares issued and outstanding	148,270,626
Common Shares issuable upon conversion of 1,138,978 Preferred Shares	58,763,272
Common Shares issuable upon exercise of options	6,496,451
Common Shares issuable upon exercise of warrants	4,000,000
Common Shares issuable upon settlement of other equity-based awards	739,543
Total Common Shares on a fully-diluted basis	218,269,892

For more information on The Stars Group’s issued and outstanding warrants, see the 2017 Annual MD&A and the 2017 Annual Financial Statements. For more information on The Stars Group’s issued and outstanding stock options, equity-based awards (including restricted share units, performance share units and deferred share units) and its stock option and equity incentive plans, see “Market for Securities—Issuances of Securities”, the 2017 Annual MD&A, the 2017 Annual Financial Statements, and the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Common Shares

Each Common Share entitles its holder to notice of, and to one vote on, all matters submitted to The Stars Group’s shareholders for their consideration. The holders of Common Shares are entitled to receive, after payment of the full dividend on any Preferred Shares, non-cumulative annual dividends if, as and when declared by the Board. There are no fixed dates or time limits on payment of dividends on Common Shares of the Corporation. Holders of Common Shares do not have any pre-emptive rights or other rights to subscribe for additional shares, or any conversion rights. In the event of liquidation, dissolution or winding-up of the Corporation, the net assets of the Corporation available for distribution to its shareholders will be distributed ratably among the holders of the Common Shares, subject to the rights, privileges, restrictions and conditions of the Corporation’s then issued and outstanding Preferred Shares.

Certain gaming provisions in the Corporation’s articles facilitate compliance with applicable gaming regulations (the “Gaming Provisions”). The Gaming Provisions protect the Corporation from the consequences of having a shareholder whose ownership of Common Shares or whose failure to make an application to seek licensure or suitability review from, or otherwise comply with the requirements of, a gaming regulatory authority (an “Unsuitable Person”) may result in the loss, suspension or revocation (or similar action) of any license, permit, authorization, waiver or other gaming regulatory approval held by the Corporation, or the denial of any license, permit, authorization, waiver or other gaming regulatory approval sought by the Corporation. The Gaming Provisions provide the Corporation with a right to redeem all Common Shares held by an Unsuitable Person at a redemption price determined pursuant to a written valuation and fairness opinion from an investment banking firm of nationally recognized standing in the United States. The Gaming Provisions require individuals who plan, either on their own or as part of a group acting in concert, to acquire or dispose of 5% or more of Common Shares to provide advance written notice to the Corporation prior to effecting such an acquisition or disposition. Notwithstanding the Gaming Provisions, the Corporation may not be able to exercise its redemption rights in full or at all. Under the OBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of: (i) its liabilities, and (ii) the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, ratably with or before the holders of the Common Shares being purchased or redeemed, to the extent that amount has not been included in its liabilities. Furthermore, The Stars Group may become subject to contractual restrictions on its ability to redeem its shares by, for example, entering into a secured credit facility subject to such restrictions.

The foregoing description of the terms of the Common Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the currently effective articles and general by-laws of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

Preferred Shares

In connection with the Stars Interactive Group Acquisition, the Corporation issued $1.05 billion of Preferred Shares on August 1, 2014. The Preferred Shares were issued at an offering price of CDN$1,000.00 per Preferred Share. Each Preferred Share is convertible at the holder’s option at any time in whole or in part, initially into 41.67 Common Shares (the “Conversion Ratio”), based on an initial conversion price of CDN$24.00 per Common Share (the “Initial Conversion Price”), subject to adjustments. The Preferred Shares rank senior to the Common Shares in receiving payment of their liquidation preference (which is initially CDN$1,000.00 per Preferred Share, subject to adjustments to the Conversion Ratio) upon the liquidation, winding up or dissolution of the Corporation or in any other distribution of substantially all of its assets (a “Liquidation”).  The Preferred Shares are not entitled to receive dividends and have no voting rights (or any related notice rights, including notice of shareholder meetings) except with respect to amendments to the terms of the Preferred Shares or as otherwise required under applicable laws.  The Conversion Ratio, representing the number of Common Shares that will be issued to a holder of Preferred Shares for each Preferred Share upon exercise of the conversion right, will be adjusted each February 1 and August 1 by multiplying the Conversion Ratio then in effect immediately prior to such adjustment by 1.03. Based on the Initial Conversion Price and Conversion Ratio, as adjusted through the date hereof such that the current Conversion Ratio is equal to 51.5930, approximately 58,763,272 Common Shares would be issuable upon the conversion of all of the Preferred Shares as of the date hereof.

As of August 1, 2017, The Stars Group may force a mandatory conversion of the Preferred Shares by giving notice to holders of Preferred Shares to force conversion (in whole or in part under certain circumstances) but only if the following two conditions are satisfied: (i) the closing share price of the Common Shares has been in excess of 175% of the Initial Conversion Price on any 20 trading days within a 30 consecutive day period, and (ii) except in certain circumstances, the average daily volume on any 20 trading days within the 30 consecutive day period referred to above was at least 1.75 million Common Shares. Any mandatory conversion will also be subject to specified regulatory and consent conditions.

The Preferred Shares also contain anti-dilution Conversion Ratio adjustments for certain dividends or distributions (cash, shares or otherwise), share splits, share combinations, below market equity issuances or rights, options or warrant issuance, tender offer or exchange offer payments, and reorganization events. In addition, upon a “fundamental change”, additional Common Shares may be issuable to holders of Preferred Shares as a premium. Fundamental change events include:

•

a person or group (other than The Stars Group, its subsidiaries, GSO, BlackRock or any owner of 10% or more of the Common Shares as of August 1, 2014) becoming the beneficial owner of more than 50% of voting power for the election of The Stars Group’s directors;

•

the consummation of a (i) recapitalization in which Common Shares are converted into or exchanged for other securities or assets; (ii) share exchange or merger in which Common Shares convert into cash, securities, other property; or (iii) sale, lease or other transfer of all or substantially all of The Stars Group’s assets to a third party (other than a subsidiary of The Stars Group);

•	the Common Shares being delisted from any of the TSX, New York Stock Exchange (“NYSE”), NASDAQ Stock Market (“NASDAQ”) or LSE, if then listed on any such exchange; or
•	The Stars Group’s shareholders approving a Liquidation.

Under the terms of the Preferred Shares, for so long as each of GSO and BlackRock holds 50% or more of the Preferred Shares issued to it on August 1, 2014, The Stars Group undertakes:

•

not to incur indebtedness unless (i) the ratio of Consolidated Net Debt to LTM EBITDA (as each term is defined in the Preferred Share terms) would be 6.7 to 1 or less on a pro forma basis, or (ii) such indebtedness is Permitted Debt (as defined in the Preferred Share terms);

•	not to issue equity securities ranking equal or superior to the Preferred Shares;

•	not to make acquisitions that (i) individually exceed $250 million, or (ii) from August 1, 2014, total $500 million or more (subject to specified ordinary course of business and consent exceptions);
•

(i) not to require a mandatory conversion of Preferred Shares if such mandatory conversion would require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in the State of New Jersey, and (ii) to notify GSO and BlackRock in writing at least 60 days prior to any action that will require a regulatory filing or waiver for any holder of Preferred Shares in excess of that required for an institutional investor waiver in New Jersey;

•	to cooperate with holders of Preferred Shares in connection with anti-trust or competition filings relating to their investment in The Stars Group and/or conversion of Preferred Shares;
•	to maintain the listing of the Common Shares on the NASDAQ; and
•	to comply with The Stars Group’s continuous disclosure requirements and provisions of the Registration Rights Agreements.

If The Stars Group fails to comply with these undertakings, the Conversion Ratio may be increased between a range of 2% and 6% per annum, depending on which undertaking is breached, for each year in which the breach occurs.

To create any additional class or series of preferred shares, the Corporation must, among other things, comply with the terms of the Preferred Shares and amend its articles, and such amendment will be subject to shareholder approval.

The foregoing description of the terms of the Preferred Shares does not purport to be complete and is subject to and qualified in its entirety by reference to the currently effective articles of the Corporation, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

MARKET FOR SECURITIES

Trading Price and Volume

On October 1, 2013, The Stars Group’s Common Shares began trading on the TSX. On September 22, 2014, The Stars Group was added to the S&P/TSX Composite Index, and on June 8, 2015, the Common Shares began trading on NASDAQ. The Common Shares currently trade on the TSX and NASDAQ under the symbols “TSGI” and “TSG”, respectively. As of the date of this annual information form, only the Common Shares are publicly traded.

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of the year ended December 31, 2017.

	Common Shares - TSX			Common Shares – NASDAQ
	Price Range (CDN$)			Price Range (US$)
Month	High	Low	Total Volume	High	Low	Total Volume
December 2017	30.65	29.25	13,689,017	23.90	23.10	4,411,080
November 2017	29.58	25.90	29,106,671	22.80	20.15	7,301,320
October 2017	26.01	25.28	17,624,630	20.55	19.90	4,093,571
September 2017	25.50	19.98	19,617,706	20.50	16.10	4,034,915
August 2017	24.03	19.98	19,617,706	18.90	16.10	4,034,915
July 2017	22.73	21.88	18,559,428	18.00	17.10	2,376,742
June 2017	23.97	22.73	25,399,295	18.10	17.35	3,842,105
May 2017	26.51	23.43	12,589,339	19.35	17.35	3,925,389
April 2017	24.25	22.00	11,882,276	17.80	16.40	2,388,673
March 2017	22.89	18.97	39,398,561	17.15	14.15	4,607,292
February 2017	19.39	18.22	7,493,551	14.85	14.05	2,727,948
January 2017	19.42	17.70	6,714,156	14.60	13.30	1,453,358

Issuances of Securities

For information regarding options and warrants to purchase Common Shares and other equity-based securities (including restricted share units, performance share units and deferred share units) that can be settled in Common Shares, and Common Shares issued or issuable upon the exercise of options and warrants or settlement of other equity-based securities, see the notes to the 2017

Annual Financial Statements. The Stars Group did not otherwise issue any class of securities of The Stars Group that is not listed or quoted on a marketplace during the year ended December 31, 2017.

DIRECTORS AND OFFICERS

Directors, Executive Officers and Other Key Senior Officers

The following table sets forth, for each of the Corporation’s directors and executive officers and other key senior officers as of the date hereof, the person’s name, place of residence, positions within the Corporation, principal occupation and, if a director, the day, month and year on which the person became a director. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office. As of the date of this annual information form, all directors are “independent” under applicable securities laws and exchange rules.

Name of Directors and Executive Officers	Position in the Corporation	Principal Occupation	Director Since	Common Shares, Directly or Indirectly, Beneficially Owned(1)
Divyesh (Dave) Gadhia Burnaby, British Columbia, Canada	Chairman of the Board(2)	President of Atiga Investments Inc. (investment firm)	May 11, 2010 (Chairman since June 28, 2016)	56,500
Rafael (Rafi) Ashkenazi, Onchan, Isle of Man	Chief Executive Officer	Chief Executive Officer of The Stars Group Inc. and Stars Interactive Group	n/a	29,360
Brian Kyle Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, The Stars Group Inc.	n/a	nil
David Lazzarato, Toronto, Ontario, Canada	Director and Chairman of the Audit Committee(3)	Media and broadcast industry consultant	June 28, 2016	4,000
Alfred F. Hurley, Jr., New York, New York, USA	Director and Chairman of the Corporate Governance, Nominating and Compensation Committee(2)	Sole member of Alfred F. Hurley, Jr. & Company, LLC (consulting firm)	June 28, 2016	2,182
Harlan Goodson Sacramento, California, USA	Director(2)	Attorney, The Law Office of Harlan W. Goodson (law firm)	May 11, 2010	7,690
Peter E. Murphy Los Angeles, California, USA	Director(3)	Founder and chairman of Wentworth Capital Management (investment and venture capital firm)	June 21, 2017	nil
Mary Turner Beamsville, Ontario, Canada	Director(3)	Corporate director	June 21, 2017	nil
Marlon D. Goldstein Miami, Florida, USA	Executive Vice-President, Chief Legal Officer and Secretary	Executive Vice-President, Chief Legal Officer and Secretary, The Stars Group Inc.	n/a	18,100
Jerry Bowskill Onchan, Isle of Man	Chief Technology Officer	Chief Technology Officer, The Stars Group Inc.	n/a	nil
Robin Chhabra London, England, UK	Chief Corporate Development Officer	Chief Corporate Development Officer, The Stars Group Inc.	n/a	nil
Guy Nigel Templer Onchan, Isle of Man	Chief Operating Officer, Stars Interactive Group	Chief Operating Officer, Stars Interactive Group	n/a	nil

(1)

The information as to the number of Common Shares beneficially owned or over which control is exercised is provided to the best of the knowledge of the Corporation based on publicly available information, as of March 14, 2018.

(2)	Member of the Corporate Governance, Nominating and Compensation Committee. Mr. Hurley serves as the Chairman of the Corporate Governance, Nominating and Compensation Committee.
(3)	Member of the Audit Committee. Mr. Lazzarato serves as the Chairman of the Audit Committee.

Divyesh (Dave) Gadhia, CPA, C.A., ICD.D

Mr. Divyesh (Dave) Gadhia, 55, is the Chairman of The Stars Group’s Board and is a member of the Corporate Governance, Nominating and Compensation Committee. Mr. Gadhia is and has been the President of Atiga Investments Inc., an investment firm focused on consumer products, since 2010. He served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations. He has served as a director of a number of other private and public companies, as well as charities, including a director of the Canadian Gaming Association from 2005 to 2010, a director of Gateway Casinos & Entertainment Limited from 1999 to 2007, and a director of Trian Equities from 1994 to 1999. In 2009, Mr. Gadhia was awarded the Canadian Gaming News Outstanding Achievement Award and was previously awarded the Business in Vancouver’s Top 40 Under 40 Award. Mr. Gadhia is a Chartered Public Accountant, a member of the Institute of Corporate Directors and holds a business degree from Simon Fraser University.

Rafael (Rafi) Ashkenazi

Mr. Rafael (Rafi) Ashkenazi, 43, currently serves as the Chief Executive Officer of The Stars Group and is responsible for devising and implementing its business plan and strategies. Mr. Ashkenazi is also the Chief Executive Officer for The Stars Group’s primary operating business, Stars Interactive Group, and is responsible for the performance and strategy of its offerings, including PokerStars and related brands.  Mr. Ashkenazi, who initially joined Stars Interactive Group in January 2013 as Chief Operating Officer, is an experienced gaming industry executive who previously served as Chief Operating Officer of Playtech plc (LSE: PTEC), a global gaming software development company (“Playtech”), from January 2006 to January 2010 and then from September 2011 to January 2013, and as a member of the board of directors of Playtech from March 2006 to January 2010. From January 2010 to September 2011, Mr. Ashkenazi served as Vice President of Business Operations of Playtech. He was appointed Senior Vice President of Strategy for The Stars Group in April 2015, Chief Executive Officer of Stars Interactive Group in November 2015, Interim Chief Executive Officer of The Stars Group in March 2016 and then permanent Chief Executive Officer of The Stars Group in November 2016. Mr. Ashkenazi graduated with honors from Shenkar College in Israel where he earned a B.A. in Industrial Engineering.

Brian Kyle

Mr. Brian Kyle, 53, joined The Stars Group in June 2017 and currently serves as its Chief Financial Officer. Mr. Kyle is accountable for all financial matters across The Stars Group and plays a key leadership role in advancing the company’s strategic initiatives. He has more than 25 years of financial management experience with leading multinational technology companies. Prior to joining The Stars Group, Mr. Kyle held a number of senior executive financial roles, including as Chief Financial Officer at Pivot Technology Solutions Inc. (TSX: PTG), a leading information technology infrastructure and services provider, from August 2016 to June 2017, Chief Financial Officer at D+H Corporation (TSX: DH), a global payments and lending technology provider, from June 2009 to August 2014, and Teranet Inc., a provider of integrated land-based information systems and software services, from May 2002 to May 2009. Following his role at D+H and prior to joining Pivot, Mr. Kyle was a partner and co-founder of ALSA Capital Ltd, a specialized asset management firm, from August 2014 to August 2016. Mr. Kyle is a member of the Chartered Professional Accountants of Ontario, holds an MBA from Queen’s University School of Business and has an Honorary Doctorate in Laws from Assumption University.

David Lazzarato, FCA, C.A., ICD.D

Mr. David Lazzarato, 62, is a current director and Chairman of the Audit Committee, and is a media and broadcast industry consultant who assists companies in the areas of strategy development, mergers and acquisitions and financing. He has served as a member of the board of directors and chair of the audit committee of Yellow Pages Limited (TSX: Y) since December 2012 and was Senior Vice President, Finance at Bell Canada in 2010 and 2011. From 2009 until 2013, Mr. Lazzarato served on the board of directors and was the chair of the audit committee of LED Roadway Lighting and from 2004 to 2013, he was vice chair of the Trillium Health Centre Foundation. In 2008, Mr. Lazzarato was Chief Executive Officer of Craig Wireless Systems. Prior to joining Craig Wireless Systems, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc. and Chairman of Motion Picture Distribution from 2005 to 2007. From 1999 to 2004, Mr. Lazzarato served as Executive Vice President and Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and was Chief Corporate Officer of MTS Allstream Inc. in 2004. Mr. Lazzarato is past Chair of the McMaster University Board of Governors and of the Council of Chairs of Ontario Universities. Mr. Lazzarato earned a Bachelor of Commerce degree from McMaster University and is a Chartered Accountant, having received the FCA designation from the Ontario Institute of Chartered Accountants in 2006. Mr. Lazzarato received the ICD.D certification from the Institute of Corporate Directors in 2008 and has also completed the Senior Executive Program at the Massachusetts Institute of Technology.

Alfred F. Hurley, Jr.

Mr. Alfred F. Hurley, Jr., 63, is a current director and Chairman of the Corporate Governance, Nominating and Compensation Committee, and has been a director of New Mountain Finance Corporation, a NYSE-listed business development company (“NMFC”), since 2010. He is the Chairman of NMFC’s Nomination and Governance and Compensation Committees and a member of its Audit and Valuation Committees. Mr. Hurley has also been a director of Merrill Corporation, which is a privately held company that provides outsourced solutions for complex, regulated and confidential business information since 2013. He serves as Chairman of Merrill’s Compensation and Governance and Human Resources Committee and as a member of the Audit Committee. He has also been the Fortress Voting Proxy to, a member of the Board of Managers, and a member of the Audit Committee of Ligado Networks Corporation, a privately held company (“Ligado”), since December 2017. Ligado is a satellite communications company that is developing a satellite-terrestrial network. Mr. Hurley is also the sole member of a consulting business, Alfred F. Hurley, Jr. & Company, LLC, which he started in 2014. He previously was Vice Chairman of Emigrant Bank and Emigrant Bancorp (collectively, the “Bank”) from 2007 and 2009, respectively, to December 2012, and was a consultant at the Bank during 2013. His responsibilities at the Bank included advising the Bank’s Chief Executive Officer on strategic planning, acquisitions and divestitures, asset/liability management, on-line banking and new products. In addition, he was Chairman of the Bank’s Credit and Risk Management Committee from November 2008 to January 2012 and the Bank’s acting Chief Risk Officer from January 2009 until January 2012. Before joining the Bank, Mr. Hurley was the Chief Executive Officer of M. Safra & Co., a private money management firm, from 2004 to 2007. Prior to joining M. Safra & Co., Mr. Hurley worked at Merrill Lynch (“ML”) from 1976 to 2004. His latest management positions prior to his departure included serving as Senior Vice President of ML & Co. and Head of Global Private Equity Investing, Managing Director and Head of Japan Investment Banking and Capital Markets, Managing Director and Co-Head of the Global Manufacturing and Services Group, and Managing Director and Head of the Global Automotive, Aerospace, and Transportation Group. As part of his management duties, he was a member of the Corporate and Institutional Client Group (“CICG”) Executive Committee which had global responsibility for ML’s equity, debt, investment banking and private equity businesses, a member of the Japan CICG Executive Committee, and a member of the Global Investment Banking Management and Operating Group Committees. Mr. Hurley graduated from Princeton University with an A.B. in History, cum laude.

Harlan Goodson

Mr. Harlan Goodson, 70, is a current director and member of the Corporate Governance, Nominating and Compensation Committee, and served as the Director of California’s Division of Gambling Control from 1999 to 2003, during which he led the implementation of California’s Tribal-State Class III gaming compacts. Prior to forming his own law practice, The Law Office of Harlan W. Goodson, in Sacramento, California, Mr. Goodson was with the national law firm of Holland and Knight, LLP for four years where his practice concentrated on Gaming Law and Gaming Regulation and Governmental Affairs. Mr. Goodson’s biography was published in the 2000 edition of Who’s Who in American Law and in 2002, his work gained him international distinction when he was the recipient of the International Masters of Gaming Law inaugural Regulator of the Year award in 2001. Prior to being appointed to the position of Director of California’s Division of Gambling Control, Mr. Goodson worked in the California State Senate as a legislative consultant for Senator Bill Lockyer from 1994 to 1999. While serving as a consultant in the state legislature, Mr. Goodson drafted legislation in the areas of criminal law, correctional law, juvenile law and insurance law. Since 1996, Mr. Goodson has been an adjunct law professor teaching classes on the legislative process and statutory interpretation at John F. Kennedy University, School of Law. He has been a national speaker at conferences, symposia, law schools and before governmental bodies on the subjects of gaming regulation, Tribal government gaming and Tribal-State relations. Mr. Goodson is a member of the California State Bar, the International Masters of Gaming Law and the International Association of Gaming Advisors. In 2007, Mr. Goodson also served as a Judge Pro Tempore for the Superior Court in Sacramento, California. Mr. Goodson has also been listed in America’s Best Lawyers annually since 2005 and was selected by his peers as the Northern California 2012 Attorney of the Year for Gaming Law. Mr. Goodson graduated with a Bachelor of Arts from Golden Gate University and a Juris Doctor from the John F. Kennedy School of Law.

Peter E. Murphy

Mr. Peter E. Murphy, 55, is a current director and member of the Audit Committee. Mr. Murphy is also the Founder and Chairman of Wentworth Capital Management, LLC (“Wentworth”), a private investment and venture capital firm focused on media, technology, and branded consumer businesses. Wentworth advises and invests in early and later stage growth businesses in digital media, television, and entertainment. Mr. Murphy currently serves on the boards of directors of various public media and consumer-facing companies including Tribune Media Company (NYSE: TRCO), where he is Chairman of the Audit Committee and serves on the Transaction and Nominating & Governance Committees, and Malibu Boats, Inc. (Nasdaq: MBUU), where he is Chairman of the Compensation Committee and serves on the Nominating & Governance Committee. Mr. Murphy’s extensive board experience includes previously serving as the Chairman of the Board of Revel Entertainment Group, LLC and board member of Fisher Communications, Inc. and Dial Global, Inc. (now Westwood One, Inc.), where he served as the Chairman of a Special Committee for restructuring and on the Audit Committee. Mr. Murphy previously served as President, Strategy & Development of Caesars Entertainment Corporation (“Caesars Entertainment”), one of the world’s largest gaming companies. During his time at Caesars

Entertainment he was responsible for corporate strategy and growth, mergers and acquisitions, corporate development and real estate development around the world. Prior to joining Caesars Entertainment, Mr. Murphy was an operating partner at Apollo Global Management, LLC, focused on media and entertainment. Mr. Murphy spent over 18 years at The Walt Disney Company (“Disney”) in senior executive roles, serving as Disney’s Senior Executive Vice President, Chief Strategic Officer, Senior Advisor to the CEO, a member of Disney’s executive management committee and the Chief Financial Officer of ABC, Inc. He was responsible for strategy, new business development, mergers and acquisitions, technology, brand management, research and development and long-term planning for the growth of Disney’s global businesses. During his tenure, Disney grew from approximately $5 billion in revenue to over $35 billion. Mr. Murphy holds a bachelor’s degree from Dartmouth College where he graduated Phi Beta Kappa and Magna Cum Laude, and an MBA from the University of Pennsylvania’s Wharton School of Business.

Mary Turner, FCPA, FCA, C. Dir

Ms. Mary Turner, 64, is a current director and member of the Audit Committee. Ms. Turner served as President and Chief Executive Officer and board member of Canadian Tire Bank, a subsidiary of Canadian Tire Corporation (TSX: CTC), from 2012 until her retirement in 2016. She has over 25 years of experience in financial services, payments, customer service, credit risk management, enterprise risk management, operations, finance and information technology at Canadian Tire. Prior to joining Canadian Tire, Ms. Turner was a partner at Deloitte & Touche (now Deloitte LLP) in Toronto from 1985 to 1992. Throughout her career, Ms. Turner has been a member of several boards of directors, including Mackenzie Financial Corporation, a subsidiary of IGM Financial Inc. (TSX: IGM), where she is a member of the Fund Oversight Committee. She also currently serves on the boards of directors of YMCA Canada, where she is a member of its Governance Committee, Niagara College, where she chairs its New Member Search Committee and is a member of its Audit Committee, Canadian Tire Jumpstart Charities, where she chairs its Audit Committee, and the 2021 Canada Games Host Society. Ms. Turner has an honors B.Sc and is a graduate of the Chartered Director Program at McMaster University. She is a Chartered Accountant and received the FCA designation from the Ontario Institute of Chartered Accountants in 2003.

Marlon D. Goldstein

Mr. Marlon Goldstein, 44, joined The Stars Group in January 2014 and serves as its Executive Vice-President, Chief Legal Officer and Secretary. Prior to joining The Stars Group, Mr. Goldstein was a principal shareholder in the corporate and securities practice at the international law firm of Greenberg Traurig P.A., where he practiced as a lawyer from 2002 until 2014 (since 2006 as a shareholder). Mr. Goldstein’s practice focused on corporate and securities matters, including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein was also the co-chair of the firm’s Gaming Practice, a multi-disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Mr. Goldstein earned a B.B.A. with a concentration in accounting from Emory University in Atlanta, Georgia in 1996 and a J.D. from the University of Florida, Levin College of Law in Gainesville, Florida in 1999.

Jerry Bowskill

Dr. Jerry Bowskill, 52, joined The Stars Group in June 2017 and currently serves as its Chief Technology Officer. Dr. Bowskill is responsible for the overall technology performance and strategy of the business. Immediately prior to joining The Stars Group, Dr. Bowskill was a technology consultant for Partis Solutions, a global leader in the provision of corporate services to the interactive gaming industry from January 2017 to June 2017. Prior to that, Dr. Bowskill was the Chief Technology Officer of TouchTunes Interactive Networks, the largest in-venue interactive music and entertainment platform, from September 2015 to November 2016. From May 2012 to September 2015, Dr. Bowskill served in a variety of roles at Scientific Games, a leading developer of technology-based products and services and associated content for worldwide gaming and lottery markets, including as its Chief Architect and as a founding stakeholder and the Chief Technology Officer of SG Interactive, the Internet product division of Scientific Games. Prior to Scientific Games, Dr. Bowskill was the Technology and Solutions Director at Playtech following its acquisition of Gaming Technology Solutions in 2009, where he was a co-founder and served as the Director of Technology and Division Chief Executive Officer while the company created a leading open-platform based online gaming development ecosystem. Dr. Bowskill began his professional career as a research scientist, holding several roles within British Telecom’s advanced applications & technology research group. As a researcher, he authored over 40 academic publications and was a research associate, investigating wearable and contextual computing, at the Massachusetts Institute of Technology’s “Media Lab”. Dr. Bowskill has a BSc (Honours) degree in Microelectronics and Information Processing and a Ph.D in image processing, each from the University of Brighton in the United Kingdom.

Robin Chhabra

Mr. Robin Chhabra, 47, joined The Stars Group in September 2017 and currently serves as its Chief Corporate Development Officer, where he is responsible for leading and overseeing The Stars Group’s corporate development function.  Mr. Chhabra is an experienced online gaming executive, who most recently served as Group Director of Strategy and Corporate Development for

William Hill since May 2010, and as Director of Corporate Development for Inspired Gaming Group plc (later merged with Inspired Entertainment, Inc. (Nasdaq: INSE)) from 2006 to 2009. Prior to that, Mr. Chhabra spent 12 years in various executive roles at major financial, consultancy and auditing firms, including Evolution Securities (later acquired by Investec plc (LSE: INVP)), Dresdner Kleinwort Wasserstein Securities LLC (now part of Commerzbank), Andersen Business Consulting and PricewaterhouseCoopers. Mr. Chhabra earned a BSc (Econ.) degree from London School of Economics and Political Science in 1993.

Guy Nigel Templer

Mr. Guy Nigel Templer, 49, has been Chief Operating Officer of Stars Interactive Group since December 21, 2016. Guy joined Stars Interactive Group in 2011 and held various senior positions within Stars Interactive Group, being appointed Chief Strategy Officer in March 2016 prior to his appointment as COO. Prior to working with Stars Interactive Group, Mr. Templer served as Chief Operating Officer and Board Director of NetPlay TV plc from April 23, 2010 to March 31, 2011.  Mr. Templer served as Commercial Director of Two Way Media Limited since 2003 and Managing Director of its subsidiary Two Way Gaming Limited (since 2008). He has over ten years of experience in the gaming industry. Prior to working with Two Way, he ran an internet company after starting his career in management consultancy in the public sector.  Mr. Templer joined PokerStars in 2011 as Director of Business Development and has directed key initiatives including PokerStars’ re-entry into the U.S. market; the launches of the Casino and Sportsbook verticals; and the local licensing of the company's brands across Europe. The regulatory work has established the company as the leading advocate for online poker regulation and the most-licensed online gaming operator in the world. He has an MBA from Cranfield School of Management, an MSc from Bath University and a degree in Psychology from Bristol University.

Appointment of Observer to the Board

As previously disclosed, in January 2018 the Corporation entered into an agreement (the “Nominee Agreement”) with Mr. Tang Hao and his affiliated entity Discovery Key Investments Limited, which based on publicly available information collectively hold approximately 17.9% of the outstanding Common Shares of the Corporation, pursuant to which Mr. Tang appointed Mr. Melvin Zhang as his nominee to be an observer to the Board. Mr. Zhang will serve as an observer to the Board until such time as he and Mr. Tang have received certain licenses and approvals from certain of the Corporation’s gaming regulatory authorities, at which point Mr. Zhang will serve on the Board as a director.

Pursuant to the Nominee Agreement, Mr. Tang will continue to hold the right to nominate a director to the Board, subject to certain conditions, until the earlier of the day following the 2020 annual general meeting of the Corporation’s shareholders and the date on which his direct and indirect ownership of the Corporation’s issued and outstanding Common Shares falls below 10 percent (on a non-diluted basis). The Nominee Agreement also provides for certain standstill restrictions that will remain in effect until January 1, 2019, and provides as well that Mr. Tang will not acquire greater than 20% of the outstanding Common Shares prior to the 2020 annual general meeting of shareholders other than by way of a negotiated transaction approved by Board or by way of formal takeover bid for all of the outstanding Common Shares.

Mr. Yan Min “Melvin” Zhang, 62, is a current observer to the Board. Mr. Zhang has over 30 years of management experience across a range of industries, including commercial development and investment, and is currently an Executive Director of International Entertainment Corp. (HKG: 1009), a Hong Kong-based real estate developer with interests in hotel and entertainment properties across Asia, since May 2017.  Mr. Zhang also served as the Chief Operations Officer of Goldenway Capital Management Hong Kong Ltd., a Hong Kong-based capital management firm and a member of Goldenway Investments Holdings Limited, from June 2016 to May 2017.  Prior to that, Mr. Zhang served as the General Manager of Lloyd’s Register Industrial Technical Services Shanghai Co., an engineering and technology professional services company, from 2011 to 2016. From 2002 to 2010, Mr. Zhang was the Country Manager and Investment Director of China at Saudi Basic Industries Corporation, a global petrochemical company.  Mr. Zhang served as the General Manager of Amylum Asia Ltd. from 1995 to 2002, and oversaw business development and operations in the United States and China at Safer Industrial Group from 1989 to 1995.  Mr. Zhang has a bachelor degree in Foreign Language & International Trade from Zhongshan University in Guangzhou, China, and a masters degree in Marketing & Business Administration from Oklahoma State University.

Interests in Common Shares

The Corporation’s current directors, executive officers and other key senior officers own, or have the right to exercise direction or control over, a total of 117,832 Common Shares, representing approximately 0.08% of the total issued and outstanding Common Shares as of the date of this annual information form. Additionally, as of the date of this annual information form, a total of 836,500 options, of which 677,500 are currently exercisable, and 401,855 other equity-based awards, the settlement of which is subject to conditions, have been granted to the Corporation’s directors, executive officers and other key senior officers to purchase or settle in an equal amount of Common Shares under the Corporation’s stock option and/or equity incentive plan. With respect to any performance share units included in the foregoing amount of other equity-based awards, the number of performance share units is calculated based on the target performance level for each metric being met, which would result in 100% of the granted performance share units vesting during the relevant periods.  See the 2017 Annual Financial Statements and the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, each of which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov, for additional information about performance share units.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the directors or executive officers of the Corporation is, or within ten years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that
(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Notwithstanding the foregoing, Mr. Murphy was a director of Revel Entertainment Group, LLC during its filing for Chapter 11 reorganization under applicable U.S. bankruptcy laws in June 2014 until its sale in April 2015.

To the knowledge of the Corporation, none of the directors or executive officers of the Corporation have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Notwithstanding the foregoing, see below under “Legal Proceedings and Regulatory Actions”.

Conflicts of Interest

The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interest of the Corporation and to disclose any interests which they may have in any transaction, project or opportunity of the Corporation. However, the Corporation’s directors and officers may serve on the boards and/or as officers of other companies that may compete in the same industries as the Corporation, giving rise to potential conflicts of interest, including, without limitation, with respect to negotiating terms of and consummating certain transactions in which such companies and the Corporation may participate. Conflicts of interest that arise at a meeting of the Board must be disclosed at such meeting, and the conflicted director must recuse himself or herself from the meeting and abstain from participating and voting for or against the approval of any transaction, project or opportunity in which such director has an interest. The remaining directors will determine whether or not the Corporation will participate in any such transaction, project or opportunity. Subject to such disclosure and recusal and any limitations in the Corporation’s organizational documents, a transaction would not be void or voidable because it was made between the Corporation and one or more of its directors or officers who have a conflict of interest or by reason of such director or officer being present at the meeting at which such transaction, project or opportunity was approved.

To the best of the Corporation’s knowledge and other than as disclosed in this annual information form, as of the date hereof there is no known existing or potential material conflict of interest among the Corporation or a subsidiary of the Corporation and the current directors, officers or other members of management of the Corporation or a subsidiary of the Corporation as a result of their respective outside business interests.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for usurping corporate opportunities and requiring disclosures by directors or officers of conflicts of interest, and the Corporation will rely upon such laws in respect of any conflict of interest or breach of duty.

For additional information, see also “Interest of Management and Others in Material Transactions” below.

Ethical Business Conduct

The Corporation has adopted the Code of Conduct for its directors, officers and employees. The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, the Code of Conduct and applicable internal policies. The Code of Conduct constitutes written standards that are designed to deter wrongdoing and promote, among other things: (i) honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) avoidance of conflicts of interest, including disclosure to the Corporation of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, (iii) safeguarding of the Corporation’s confidential information and integrity and protection of business information, (iv) maintaining a healthy and safe work environment that is free of discrimination and harassment, (v) protection of employee privacy and personal information, (vi) dealing responsibly with persons outside the Corporation, including compliance with anti-corruption laws and lobbying legislation, (vii) compliance with other applicable governmental laws, rules and regulations, (viii) the prompt reporting to a supervisor, director or officer (or if appropriate, to the appropriate authorities) of violations of the Code of Conduct, and (ix) accountability and responsibility by all directors, officers and employees for adherence to the Code of Conduct.

The Corporation monitors compliance with the Code of Conduct and recommends disclosures as and when appropriate and required in accordance therewith. In addition, the Corporation reviews the Code of Conduct with a view of complying with all applicable rules and regulations, receiving reports from management with respect to compliance with the Code of Conduct when necessary and appropriate, and satisfying itself that management has established a system to disclose the Code of Conduct (and any amendments thereto) to the extent required. The Corporation monitors compliance with the Code of Conduct by, among other things, reserving the right to audit such compliance and through the Corporation’s existing “whistleblower” policy, which provides a procedure for the submission of information by persons relating to, among other things, possible violations of the Code of Conduct. In addition to the Code of Conduct, the Corporation has adopted a number of other policies and practices related to appropriate business conduct, including, without limitation, an Anti-Bribery Policy and Anti-Fraud Policy for all employees, directors and officers of the Corporation.

On April 28, 2017, the Corporation amended its Code of Conduct. The substantive amendments made to the Code of Conduct: (i) clarify that it is The Stars Group’s policy to operate in compliance with all laws including anti-corruption laws, and that compliance with laws always take precedence over customs or social requirements, (ii) more explicitly caution employees, officers and directors that there are special legal and ethical considerations that apply to the provision of gifts, benefits and entertainment to public officials, (iii) provide that gifts shall not be made to public officials without express authorization from the Corporation’s legal department and that such legal department shall be consulted prior to hiring family members of current or former public officials, (iv) caution that certain jurisdictions strictly prohibit gaming companies and their employees from engaging in political activities, and (v) provide that reports of violations or possible violations of the Code of Conduct can be made anonymously through the Corporation’s whistleblower hotline. The Code of Conduct, as amended, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Corporation’s website at www.starsgroup.com.

Moreover, The Stars Group has a formal compliance committee (the “Compliance Committee”) comprised of current and/or former independent directors and external advisors, including formal law enforcement and regulatory professionals. The Compliance Committee is charged with overseeing all aspects of compliance with gaming regulatory and other corporate compliance matters. The Compliance Committee strives to ensure the good character, honesty and integrity of The Stars Group, its subsidiaries and employees, and that it conducts its business affairs in an honest, moral and ethical fashion and in compliance with applicable laws, rules, regulations and other conditions imposed by applicable gaming and related regulatory authorities. The Compliance Committee also strives to protect The Stars Group’s reputation and prevent it from taking any action that could jeopardize its existing licenses and approvals or its ability to obtain any additional licenses or approvals. The members of the Compliance Committee are listed on the Corporation’s website at www.starsgroup.com.

Audit Committee

Audit Committee Charter

The current Audit Committee Charter was adopted on February 2, 2018.  The full text of the charter is attached hereto as Schedule A.  The disclosure provided under this section of this annual information form is qualified in its entirety by reference to the full text of the charter.

Purpose

The Audit Committee is established to fulfil applicable public company obligations respecting audit committees and to assist the Board in discharging its oversight responsibilities with respect to financial reporting to ensure the transparency and integrity of the Corporation’s published financial information. The Audit Committee’s responsibilities include overseeing: (i) the integrity of the Corporation’s financial statements and financial reporting process, including the audit process and the Corporation’s internal controls over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements, (ii) the qualifications, independence, retention, compensation and work of the Corporation’s external auditors, (iii) the work of the Corporation’s financial management, internal auditors and external auditors, (iv) enterprise risk management, privacy and data and information security, and to monitor the same, and (v) the auditing, accounting and financial reporting process generally. The Audit Committee is also responsible for pre-approving all non-audit services to be provided by the Corporation’s independent external auditor, procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters and for any additional matters delegated to the Audit Committee by the Board.

The Audit Committee has the right, for the purposes of performing its duties, to maintain direct communication with the Corporation’s external auditor and the Board, to inspect all books and records of the Corporation and its subsidiaries, to seek any information it requires from any employee of the Corporation and its subsidiaries or the chairperson or other designated member of the Compliance Committee, and to retain independent outside counsel or other advisors.

The Audit Committee is required to be comprised of a minimum of three directors, each of whom must be “independent”, “financially literate” (within the meaning of the applicable Canadian securities laws) and otherwise qualified within the meaning of applicable securities law and the rules of any applicable stock exchange. At least one member of the Audit Committee must be financially sophisticated (within the meaning of the applicable NASDAQ Rules) and at least one member must qualify as an “audit committee financial expert” (within the meaning of the applicable rules of the U.S. Securities and Exchange Commission). A member who is an “audit committee financial expert” is presumed to qualify as “financially sophisticated”. The Audit Committee meets regularly and as often as it deems necessary to perform the duties and discharge its responsibilities in a timely manner, but is required to meet at least four times a year. The Audit Committee also conducts a self-evaluation at least annually to determine whether it and its members are functioning effectively, and reports its conclusion to the Board.

Composition

The Audit Committee is currently composed of Messrs. Lazzarato and Murphy and Ms. Turner, each of whom is “independent” and “financially literate”. Mr. Lazzarato is the “audit committee financial expert” and is “financially sophisticated”.

Relevant Education and Experience

Each member of the Corporation’s Audit Committee has an understanding of the generally accepted accounting principles applicable to the Corporation, i.e., International Financial Reporting Standards (as issued by the International Accounting Standards Board), and has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. All three members of the Corporation’s Audit Committee serve or have served on a number of other boards of directors and have acquired financial education and/or experience that would result in them being qualified as set forth above.

Name of Director	Relevant Financial Education and Experience	Other Current Public Company Directorships
David Lazzarato

•See biography above

•Chair of Yellow Pages Limited’s audit committee

•Former chair of LED Roadway Lighting’s audit committee

•Former Chief Financial Officer of Allstream Inc. (formerly, AT&T Canada Inc.) and Alliance Atlantis Communications Inc.

•Chartered Accountant and FCA

• Yellow Pages Limited (TSX: Y)
Peter E. Murphy

•See biography above

•Founder and Chairman of a private investment and venture capital firm

•Current audit committee chairman of an NYSE-listed company and former audit committee member of a public company

•MBA

• Tribune Media Company (NYSE: TRCO) •Malibu Boats, Inc. (Nasdaq: MBUU)
Mary Turner	•See biography above •Former President and CEO of a subsidiary of Canadian Tire Corporation (TSX: CTC) •Former partner at Deloitte & Touche (now Deloitte LLP) •Chartered Accountant and FCA	None

Pre-approval Policies and Procedures

The Audit Committee has established a practice of pre-approving all audit, audit-related, non-audit, tax and certain other services provided by the external auditor, in each case in compliance with applicable rules and guidance on the qualification and independence of external auditors. This practice is also set forth in a pre-approval policy adopted by the Audit Committee. In accordance with the Audit Committee’s pre-approval practice and policy, before the Corporation or any of its subsidiaries engages the external auditor to render a service, the engagement must be either (i) specifically approved by the Audit Committee, or (ii) entered into pursuant to the pre-approval policy. This is intended to ensure, among other things, that the provision of such services does not impair the external auditor’s independence. The Audit Committee has delegated to its Chairman, Mr. Lazzarato, the authority, between regularly scheduled meetings of the Audit Committee, to pre-approve such services to the extent they were not previously presented at a meeting of the Audit Committee. All such pre-approvals by the Chairman of the Audit Committee are reported by him at the next meeting of the Audit Committee following the pre-approval. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the external auditor.

External Auditor Service Fees

The Corporation’s current independent external auditor is Deloitte LLP, London, United Kingdom (“Deloitte”).

The aggregate fees billed by Deloitte and all its affiliates for the fiscal years ended December 31, 2017 and 2016, respectively, were as follows:

Description	2017	2016
Audit Fees(a)	$4,908,000	$2,894,000
Audit – Related Fees(b)	$149,000	$377,000
Tax Fees and Tax Compliance and Advisory Services(c)	$358,000	$229,000
All Other Fees(d)	$15,000	$835,000

(a)

“Audit Fees” means the aggregate fees billed by the Corporation’s independent external auditor for audit services related to the annual financial statements of the Corporation and its consolidated subsidiaries, and for services provided in connection with statutory and regulatory filings or similar engagements. In addition, audit fees include the aggregate fees billed by the Corporation’s independent external auditor for review services related to the interim financial statements of the Corporation and its consolidated subsidiaries, as well as the cost of translation of various continuous disclosure documents of the Corporation.

(b)

“Audit-Related Fees” means the aggregate fees billed for assurance and related services by the Corporation’s independent external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, including, without limitation, other attest services not required by statute or regulation.

(c)

“Tax Fees” and “Tax Compliance and Advisory Services” means the aggregate fees billed for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, tax planning and assistance with various other tax related questions.

(d)

“All Other Fees” means the aggregate fees billed in the applicable fiscal year for products and services provided by the Corporation’s independent external auditor other than the services reported under clauses (a), (b) and (c), above.

Corporate Governance, Nominating and Compensation Committee

The Board established the Corporate Governance, Nominating and Compensation Committee to assist the Board in overseeing corporate governance and nominations matters and to take the principal role in establishing the Corporation’s executive compensation plans and policies.  In addition to the corporate governance and nominations duties of the Corporate Governance, Nominating and Compensation Committee, the committee is responsible for, among other things, assisting the Board in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable the Corporation to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives. For more information on the Corporation’s Corporate Governance, Nominating and Compensation Committee, please see the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation, which is available on SEDAR at www.sedar.com and Edgar at www.sec.gov.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth herein, the Corporation is currently not, and was not during the year ended December 31, 2017, a party to any material legal proceedings, and its property and assets are not currently, and were not during the same period, the subject of material legal proceedings. The Corporation is not aware of any other material legal proceedings, individually or in the aggregate, outstanding, threatened or pending as of the date hereof by or against the Corporation. Notwithstanding the foregoing, given the nature of its business, the Corporation is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, including, without limitation, various tax audits by domestic and foreign tax authorities, and gaming regulatory reviews and inquiries. The outcome of litigation, legal proceedings and regulatory actions is inherently uncertain. See “Risk Factors and Uncertainties”.

In addition, and except as set forth herein, the Corporation is not currently, and was not during the year ended December 31, 2017, subject to: (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority; (ii)  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.

In the normal course of business, to facilitate transactions of services and products, the Corporation has agreed to indemnify certain parties with respect to certain matters. The Corporation has agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Corporation is a party to certain indemnification agreements with its current and certain former officers and directors, and certain employees, and its constituting documents contain similar indemnification obligations. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Kentucky Proceeding

Prior to the Stars Interactive Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgment on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.  The Stars Group believes the action is frivolous and will vigorously dispute the liability. The Stars Group, through certain subsidiaries, has filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process, which The Stars Group continues to pursue.  The posting of the bond required the delivery of cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million.  To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, The Stars Group intends to seek recovery against the former owners of Oldford Group.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the Stars Interactive Group Acquisition, a subsidiary of The Stars Group submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to approximately $300 million. All such claims have since been settled, with the exception of the claim relating to the Kentucky Proceeding, and the Corporation received approximately $5.77 million from the escrow fund for such claims. The escrow fund was reduced accordingly and continues to be held by the escrow agent. The remaining disputed claim and release of the outstanding escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements related to the Stars Interactive Group Acquisition, and there can be no assurance that such claim will result in any amounts in the escrow fund being remitted to the Corporation or that any of the Corporation’s estimates of potential losses will reimbursed by the sellers or otherwise.

AMF Investigation and Related Matters

As announced on December 11, 2014, the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec (the “AMF”), is investigating trading activities in The Stars Group’s securities surrounding its announcement of the Stars Interactive Group Acquisition (the “2014 AMF Investigation”). Related to the 2014 AMF Investigation, on March 23, 2016, the AMF charged Mr. David Baazov, along with a former financial advisor to The Stars Group and a former employee of The Stars Group, with various violations of Quebec securities laws, including insider trading, insider tipping and market manipulation. The AMF has not made any allegation of wrongdoing by The Stars Group or any of its subsidiaries or other directors or officers in these charges.

On March 23, 2016, the Board also became aware of a decision of the Tribunal administratif des marchés financiers (formerly known as the Bureau de décision et de révision) (the “TMF”), the administrative tribunal in Quebec that hears certain AMF applications, which disclosed additional AMF investigations into the alleged conduct of Mr. Baazov and 12 individuals which are beyond the scope of the charges and of the internal investigation referred to in The Stars Group’s March 23, 2016 and prior press releases and public disclosure.  None of these individuals targeted by the TMF decision are currently employees, officers or directors of The Stars Group.

Also in connection with the AMF investigation and related matters, in October 2017 the Corporation became aware of an AMF search of certain third-party premises that occurred in September 2017. To the Corporation’s knowledge, the AMF is now also investigating whether Mr. David Baazov and certain third parties entered into a nominee agreement in January 2007 that provided for such third parties to be the beneficial owners of a substantial portion of the Corporation’s common shares that Mr. Baazov previously disclosed he personally owned and whether certain other third parties were trading the Corporation’s securities during a period between 2010 and 2012 for the benefit of Mr. Baazov.  The affidavit supporting the September 2017 search asserts that Mr. Baazov, the third parties to the alleged nominee agreement, and the Corporation committed certain offenses under the Securities Act (Quebec) by not disclosing the existence of such agreement. Prior to learning of the September 2017 search, none of the Corporation’s current executive officers or directors were aware of the existence of the alleged nominee agreement and a copy of such agreement, if it exists, has not been provided to the Corporation. The Board, with its outside counsel, continues to closely monitor developments of the AMF investigation and related matters.

The Stars Group continues to cooperate with the AMF as it has done since 2014, which is consistent with the Corporation’s practice.

Foreign Payments Matter

During its internal investigation with respect to the AMF matters described above, the Board became aware in 2016 of certain information which led it to undertake a review of whether the Corporation or any of its subsidiaries or personnel had made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States.  The information which came to light as a result of the investigation into the AMF matters related to some of the Corporation’s historic business activities that primarily occurred prior to the Stars Interactive Group Acquisition.

The Board, with the involvement of external counsel, is continuing to review these matters.  This review includes reviewing historic and current operations, reviewing the Corporation’s use of external consultants in foreign markets, and revising internal policies and procedures.  As previously disclosed, as a result of this review, the Corporation voluntarily contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and Securities Exchange Commission in the United States in 2016.  These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by cooperating with the RCMP regarding matters related to the search warrant previously executed at the Corporation’s former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.  As a result of this continuing review, additional information could become known in the future.

Class Actions

U.S. Class Action

On August 31, 2016, the lead plaintiffs in Carmack v. Amaya Inc., et. al. (Case No. 1:16-cv-01884-JHR-JS) filed an amended class action complaint (the “Amended Complaint”) in the United States District Court, District of New Jersey (the “U.S. Class Action”) (three putative class actions were filed in the Southern District of New York, but the respective plaintiffs subsequently filed requests for voluntary dismissal, leaving the U.S. Class Action as the remaining class action against the Corporation in the United States). The Amended Complaint names as defendants the Corporation, the Corporation’s former Chief Executive Officer, Mr. Baazov, the Corporation’s former Chief Financial Officer, Daniel Sebag, and two directors, Divyesh (Dave) Gadhia and Harlan Goodson, and alleges a class period beginning on May 26, 2015 and ending on March 22, 2016 (the day prior to the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The Amended Complaint generally alleges that the defendants violated certain U.S. securities laws by misrepresenting or failing to disclose that Mr. Baazov allegedly was engaged in an insider trading scheme as charged by the AMF.  The U.S. Class Action seeks damages stemming from losses that the plaintiffs and the alleged class claim to have suffered as a result of the foregoing.

The Corporation believes that the U.S. Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

Quebec Class Action

On July 22, 2016, a re-amended motion for authorization of a class action and for authorization to bring an action pursuant to Quebec securities law (the “Re-Amended Lemelin Class Action”), Lemelin and Derome v. Amaya Inc. et al. (Case No. 500-06-000785), was filed in the Superior Court of Quebec, Province of Quebec, Canada, District of Montreal, naming the Corporation, Mr. Baazov, Mr. Sebag, certain of the Corporation’s current directors, Mr. Gadhia and Mr. Goodson, and a former director, General Wesley K. Clark, as defendants. The Re-Amended Lemelin Class Action was filed by two individual shareholders on behalf of themselves and a class of persons, composed of a sub-class of primary market purchasers and a sub-class of secondary market purchasers, who purchased the Corporation’s securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov). The plaintiffs generally allege that throughout the class period the defendants violated certain Canadian securities laws by misrepresenting or failing to disclose (or acquiescing in the same), among other things, that Mr. Baazov allegedly was engaged in an insider-trading scheme as charged by the AMF. The plaintiffs also allege that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and Mr. Baazov were in breach of its Code of Business Conduct.

The Re-Amended Lemelin Class Action seeks damages stemming from losses the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the Re-Amended Lemelin Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation. See also “Directors and Officers – Conflicts of Interest” above.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its offices in Montréal, Québec and Toronto, Ontario and in the United States is Computershare Trust Company, N.A. at its offices in Canton,

Massachusetts, Jersey City, New Jersey and Louisville, Kentucky. The transfer agent and registrar for the Preferred Shares is Computershare Trust Company of Canada Inc. at its offices in Montréal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of the Corporation’s material contracts required to be listed under applicable Canadian securities laws that the Corporation or the subsidiaries of the Corporation have entered into since January 1, 2017 or prior thereto but which are still in effect:

•

the registration rights agreements, dated August 1, 2014, entered into among the Corporation and each of GSO Capital Partners L.P and BlackRock Financial Management, Inc. and their respective affiliated funds managed or advised by them in connection with the Stars Interactive Group Acquisition;

•

the first lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Stars Interactive Group Acquisition, as amended on August 12, 2015 and March 3, 2017;

•

the second lien credit agreement, dated August 1, 2014, entered into among the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc. in connection with the debt financing component of the Stars Interactive Group Acquisition, as amended on August 12, 2015; and

•

the deed and scheme of merger agreement, dated June 12, 2014, entered into among the Corporation, Amaya Holdings B.V., Titan IOM Mergerco Ltd., Oldford Group Limited and each of the selling securityholders of Oldford Group Limited, in connection with the Stars Interactive Group Acquisition.

Copies of these agreements may be inspected at the Corporation’s headquarters located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, M5J 2J3, Canada during normal business hours and on SEDAR at www.sedar.com and Edgar at www.sec.gov.

INTEREST OF EXPERTS

The Corporation’s independent external auditor for the years ended December 31, 2017 and 2016 was Deloitte.  Deloitte reports that for the years ended December 31, 2017 and 2016 and throughout the period covered by the financial statements of the Corporation on which they reported, they were independent with respect to the Corporation within the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

ADDITIONAL INFORMATION

Additional information relating to The Stars Group and its business including, without limitation, the 2017 Annual Financial Statements, 2017 Annual MD&A and other filings that The Stars Group has made and may make in the future with applicable securities authorities, may be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and on The Stars Group’s website at www.starsgroup.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management information circular for the most recent annual meeting of shareholders of the Corporation. Additional financial information is provided in the 2017 Annual Financial Statements and the 2017 Annual MD&A.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

SCHEDULE A

THE STARS GROUP iNC.

AUDIT COMMITTEE CHARTER

PURPOSE

1.

The Audit Committee (the “Committee”) is a standing committee appointed by the board of directors (the “Board”) of The Stars Group Inc. (the “Company”).  The Committee is established to fulfill applicable public company obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to, among other things as may be delegated by the Board from time to time, oversee:

(a)

the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal controls over financial reporting, disclosure controls and procedures, and compliance with other related legal and regulatory requirements;

(b)	the qualifications and independence of the external auditors;
(c)	the work of the Company’s financial management, internal auditors and external auditors;
(d)	enterprise risk management, privacy and data security and to monitor the same; and
(e)	the auditing, accounting and financial reporting process generally.
2.

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management information circular, in accordance with applicable rules and regulations.

3.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members to: (a) plan or conduct audits; (b) determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or (c) conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

4.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations.  Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls over financial reporting and disclosure controls and procedures.  The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

PROCEDURES OF THE COMMITTEE

1.	Number of Members – The members of the Committee shall be appointed by the Board. The Committee will be composed of not less than three (3) Board members.
2.

Independence – The Committee shall be constituted at all times of “independent directors” who either meet or exceed the independence requirements of the NASDAQ Stock Market LLC (“NASDAQ”) and who are “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board will consider all relevant facts and circumstances in making a determination of independence for each director and, as appropriate, impose independence requirements more stringent than those provided for by NASDAQ and/or NI 58-101 to the extent required by Canadian or U.S. securities laws, including rules and policies promulgated by the Securities and Exchange Commission (“SEC”) and the Toronto Stock Exchange (“TSX”). In particular, each member shall be “independent” in

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accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and Rule 10A-3(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
3.

Financial Literacy and Other -Related Experience – Each member shall be able to read and understand fundamental financial statements, in accordance with NASDAQ audit committee requirements, and shall otherwise be “financially literate” within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52-110. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities and will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the SEC.  Further, each member should have reasonably sufficient experience in such other economic, financial, investment or business matters as the Board may deem appropriate.

4.

Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.  Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office.  Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

5.

Committee Chair – Unless a Committee Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee.  The Committee Chair shall be responsible for leadership of the Committee assignments and reporting to the Board. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting. The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

6.

Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board.  If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not participate in consideration of the matter and shall not vote on the matter.

7.

Meetings – The Committee shall meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities described herein in a timely manner, but not less than four (4) times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information or any other material financial information of the Company.  The Committee Chair will approve the agenda for such meetings and any member may suggest items for consideration. Briefing materials will be provided to the Committee as far in advance of meetings as practicable.  The Committee shall maintain written minutes of its meetings, which will be filed with the meeting minutes of the Board.

8.

Separate Executive Meetings – The Committee shall meet periodically, but no less than quarterly, with the Chief Financial Officer, the head of the internal audit function and the external auditors in separate executive sessions to discuss any matters that the Committee or any of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention.  However, the Committee shall also meet periodically without management present.

9.

Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information; (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (c) representations made by management and the external auditors as to any permissible non-audit services provided by the external auditors to the Company and its subsidiaries.

10.	Self-Evaluation – The Committee shall conduct a self-evaluation at least annually to determine whether it and its members are functioning effectively, and report its conclusion to the Board.

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AUDIT RESPONSIBILITIES OF THE COMMITTEE

Selection and Oversight of the External Auditors

1.

The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall evaluate the performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed in the Company’s management information circular for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and enquire on the qualifications of the proposed auditors before making its recommendation to the Board.

2.

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purposes of preparing or issuing an audit report or performing other audit, review or attest services of the Company, and each such registered public accounting firm must report directly to the Committee.

3.

The Committee will approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered.  All permissible non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. The Committee shall have the sole discretion regarding the prohibition of the external auditor providing certain non-audit services to the Company and its affiliates. The Committee shall also review and approve disclosures with respect to permissible non-audit services.

4.

The Committee shall review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken that the Committee deems necessary to protect and enhance the independence of the external auditors.  In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;
(b)

require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand and to the extent there are relationships, monitor and investigate them;

(c)	ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;
(d)	consider whether there should be a regular rotation of the external audit firm itself; and
(e)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.
5.	The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.
6.

The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require.  Such reports shall include:

(a)

a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, or Public Company Accounting Oversight Board (PCAOB) review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues; and

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(b)

a report describing: (i) the proposed audit scope, approach and independence of all critical accounting policies and practices to be used in the annual audit; (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

7.

The Committee shall (i) annually review the experience and qualifications of the independent audit team and review the performance of the independent auditors, including assessing their professional skepticism, effectiveness and quality of service, and (ii) every five (5) years perform a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment and Oversight of Internal Auditors

8.

The appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function (other than with respect to the head of the Company’s internal audit function).

9.

The Committee shall obtain from the internal auditors, and shall review, summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

10.

The Committee shall, as it deems necessary or appropriate, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.  The head of the internal audit function shall have unrestricted access to the Committee.

11.

The Committee shall, annually or more frequently as it deems necessary or appropriate, evaluate the internal auditors, including their activities, organizational structure, independence, objectivity, qualifications and effectiveness.

Oversight and Monitoring of Audits

12.

The Committee shall review with the external auditors, the internal auditors and management the audit function generally, the objectives, staffing, locations, coordination (reduction of redundant efforts) and effective use of audit resources, reliance upon management and internal audit and general audit approach and scope of proposed audits  of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets and staffing of the audits.

13.

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan and any difficulties or disputes that arise with management in the course of their audits, including any restrictions on the scope of their work or access to required information, and the adequacy of management’s responses in correcting audit-related deficiencies.

14.	The Committee shall review with management the results of internal and external audits.
15.

The Committee shall provide an open avenue of communication between the external auditors, the internal auditors, the Board and management and take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

16.

The Committee shall, as it deems necessary or appropriate, oversee, review and discuss with management, the external auditors and the internal auditors (together and separately as it deems necessary), among other items and matters:

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(a)

the quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, its consistency from period to period, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new or unusual transactions or events;

(b)

all significant financial reporting issues, estimations and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an independent auditor with respect to the accounting treatment of a particular item;

(c)

any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented; and
(e)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures.
17.	The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls Over Financial Reporting

18.

The Committee shall, as it deems necessary or appropriate, exercise oversight of, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary):

(a)	the adequacy and effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures designed to ensure compliance with applicable laws and regulations;
(b)	any significant deficiencies or material weaknesses in internal controls over financial reporting or disclosure controls and procedures;
(c)	the risk of management’s ability to override the Company’s internal controls;
(d)	any fraud, of any amount or type, that involves management or other employees who have a significant role in the internal controls over financial reporting;
(e)	the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditor and internal auditors together with management’s responses thereto; and
(f)	management’s compliance with the Company’s processes, procedures and internal controls.
19.

The Committee shall establish procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Oversight and Monitoring of the Company’s Financial Reporting and Disclosures

20.	The Committee shall:
(a)

review with the external auditors and management and recommend to the Board for approval the audited financial statements and the notes and management’s discussion and analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any registration statement, prospectus, information circular or any other disclosure document or regulatory filing of the Company;

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(b)

review with the external auditors and management each set of interim financial statements and the notes and Managements’ Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company; and

(c)	review the disclosure regarding the Committee required to be included in any publicly filed or available document by applicable securities laws or regulations or stock exchange rules or requirements.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

21.

Prior to their distribution or public disclosure, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

22.

The Committee shall oversee compliance with the requirements of the SEC and other applicable securities laws or rules for disclosure of auditors’ services, engagements and independence of external auditors and audit committee member qualifications and activities.

23.	The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.
24.

The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Oversight of Finance Matters

25.	The Committee shall:
(a)	review periodically the capital structure of the Company, and, when necessary, recommend to the Board transactions or alterations to the Company’s capital structure;
(b)

review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments and the issuance and/or repurchase of securities;

(c)

review and discuss with management, and ultimately approve and oversee, as applicable, the Company’s investment and asset allocation policies and guidelines, as well as the Company’s compliance with any such investment and asset allocation policies and guidelines, including past and expected future performance, both in the context of financial returns (i.e., capital appreciation or preservation) and risk mitigation;

(d)

periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company;

(e)

periodically review the Company’s major financial risk exposures (including foreign exchange and interest rate) and management’s initiatives to control such exposures, including the use of financial derivatives and hedging activities;

(f)	review and approve special transactions or expenditures as specifically delegated by the Board to a committee thereof or to one or more Company directors, officers or other employees;
(g)

review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities, other persons, or related parties (subject to subsection 33 below), that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

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(h)

review and discuss with management any equity investments, acquisitions and divestitures that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses;

(i)

review and discuss policies, procedures and practices with respect to risk identification, assessment and management, including appropriate guidelines and policies to govern the process, as well as the Company’s major enterprise risk exposures and the steps management has undertaken to control them;

(j)

review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives; and

(k)	review the Company’s pension or similar retirement arrangements, management and obligations, as applicable.

Risk Oversight, Privacy and Data Security

26.	The Committee shall annually (or as more frequently as the Committee deems necessary or appropriate):
(a)

review and discuss with management and as the Committee deems necessary or appropriate, the chairperson or other designated member of the Company’s Compliance Committee or such other similar committee, if any (including Board recommendations, as necessary), and monitor the adequacy and effectiveness of: (i) management’s program, including policies and guidelines, to identify, assess, manage, and monitor major enterprise risks of the Company, including financial, operational, privacy, security, business continuity, legal and regulatory, and reputational risks, as well as those risks that would threaten the Company’s business, current or potential future licenses, future performance, solvency or liquidity; (ii) management’s risk management decisions, practices and activities; (iii) reports from management and others, including without limitation, internal audit and the Compliance Committee, regarding compliance with item (i) above; and (iv) the adequacy and appropriateness of management’s response to, including the implementation thereof, the matters and findings, if any, in the reports referenced in item (iii) above; and

(b)

review and discuss with management (including Board recommendations, as necessary) the Company’s privacy and data security risk exposures, including, but not limited to: (i) the potential impact of those exposures on the Company’s business, operations and reputation; (ii) the steps management has taken to monitor and mitigate such exposures; (iii) the Company’s information governance policies and programs; and (iv) major legislative and regulatory developments that could materially impact the Company’s privacy and data security risk exposure; and

(c)	review and discuss with management (including Board recommendations, as necessary) the adequacy of the Company’s insurance coverage.

Committee Reporting

27.

If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”).  In the Report, the Committee shall state, among other things, whether it has:

(a)	reviewed and discussed the audited financial statements with management, the external auditors and the internal auditors;
(b)

received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

(c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.
28.

The Committee shall otherwise report regularly to the Board regarding the execution of the Committee’s duties, responsibilities and activities, as well as any issues encountered and related recommendations and recommend to the Board that the audited financial statements be included in the Company’s applicable annual report.

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29.

The Committee shall also report to the Board annually regarding the oversight and receipt of certifications from applicable management confirming compliance with certain applicable laws, regulations or rules and certain Company policies and practices, in each case as the Committee deems necessary or appropriate.

Additional Authority and Responsibilities

30.

The Committee shall have the authority to engage independent counsel and other advisers, hire and terminate special legal, accounting, financial or other consultants to advise the Committee at the Company’s expense, in each case, as it determines necessary or appropriate to carry out its duties and without consulting with, or obtaining prior approval from, any officer of the Company or the Board. The Committee may ask members of management, including, without limitation, the applicable member of management responsible for enterprise risk management, or others, including, without limitation, Company employees or the chairperson or other designated member of the Company’s Compliance Committee or any other committee, to attend meetings or provide information as necessary. The Committee shall also have the authority to ask the Company’s independent auditors to attend meetings or provide information as necessary, and the Company’s independent auditors will have direct access to the Committee at their own initiative.

31.

The Committee shall provide for appropriate funding for payment: of (a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (b) compensation to any advisers engaged or employed by the Committee under subsection 30 above; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

32.

The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and perform such other functions as assigned by law or the Company’s constating documents.

33.

The Committee shall review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations and consistent with any related-party transaction policy of the Company, to the extent such policy exists, and report to the Board on any approved transactions.

THIS CHARTER

The Committee shall review and reassess annually the adequacy of this Charter as required by applicable laws or by the applicable rules of NASDAQ, the TSX or the SEC. This Charter shall be posted on the Company’s website.

DATED  February 2, 2018

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